CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

Table of Contents

102	Management’s Responsibility for Financial Information

103	Independent Auditors’ Report of Registered Public Accounting Firm

104	Consolidated Statement of Financial Position

105	Consolidated Statement of Income

106	Consolidated Statement of Comprehensive Income

107	Consolidated Statement of Changes in Equity

108	Consolidated Statement of Cash Flows

109	Notes to the 2012 Consolidated Financial Statements

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CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Information

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board. The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2012, October 31, 2011 and November 1, 2010 and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2012 and October 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh

Chief Executive Officer

Toronto, Canada

December 7, 2012

Sean McGuckin

Executive Vice-President

and Chief Financial Officer

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CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited the accompanying consolidated financial statements of The Bank of Nova Scotia, which comprise the consolidated statements of financial position as at October 31, 2012, October 31, 2011 and November 1, 2010, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended October 31, 2012 and October 31, 2011 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Bank of Nova Scotia as at October 31, 2012, October 31, 2011, and November 1, 2010 and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2012 and October 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 7, 2012 expressed an unmodified (unqualified) opinion on the effectiveness of The Bank of Nova Scotia’s internal control over financial reporting.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 7, 2012

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
			As at		Opening as at
($ millions)	Note		October 31 2012	October 31 2011	November 1 2010
Assets
Cash and deposits with banks	5		$54,804	$45,222	$40,231
Precious metals			12,387	9,249	6,497
Trading assets
Securities	7	(a)	74,639	62,192	61,987
Loans	7	(b)	12,857	13,607	11,427
Other			100	–	–
			87,596	75,799	73,414
Financial assets designated at fair value through profit or loss	8		197	375	823
Securities purchased under resale agreements			47,354	34,582	27,920
Derivative financial instruments	9		30,327	37,322	26,908
Investment securities	10		33,361	30,176	31,381
Loans	11
Residential mortgages			175,630	161,685	152,324
Personal and credit cards			68,277	63,317	63,531
Business and government			123,828	105,260	94,811
			367,735	330,262	310,666
Allowance for credit losses	13	(b)	2,969	2,689	2,630
			364,766	327,573	308,036
Other
Customers’ liability under acceptances			8,932	8,172	7,616
Property and equipment	15		2,260	2,504	2,398
Investments in associates	16		4,760	4,434	4,635
Goodwill and other intangible assets	17		8,692	7,639	3,661
Deferred tax assets	30	(c)	1,936	2,214	2,976
Other assets	18		10,672	9,162	7,474
			37,252	34,125	28,760
			$668,044	$594,423	$543,970
Liabilities
Deposits	20
Personal			$138,051	$133,025	$128,850
Business and government			295,588	266,965	233,349
Banks			29,970	21,345	22,113
			463,609	421,335	384,312
Other
Acceptances			8,932	8,172	7,616
Obligations related to securities sold short			18,622	15,450	21,519
Derivative financial instruments	9		35,299	40,236	31,438
Obligations related to securities sold under repurchase agreements			56,949	38,216	32,788
Subordinated debentures	22		10,143	6,923	6,939
Capital instruments	23		1,358	2,003	2,415
Other liabilities	24		31,753	29,848	29,725
			163,056	140,848	132,440
			626,665	562,183	516,752
Equity
Common equity
Common shares	26		13,139	8,336	5,750
Retained earnings			21,978	18,421	15,684
Accumulated other comprehensive income (loss)			(31)	(497)	269
Other reserves			166	96	25
Total common equity			35,252	26,356	21,728
Preferred shares	27		4,384	4,384	3,975
Total equity attributable to equity holders of the Bank			39,636	30,740	25,703
Non-controlling interests
Non-controlling interests in subsidiaries	34	(b)	966	626	559
Capital instrument equity holders	23		777	874	956
			41,379	32,240	27,218
			$668,044	$594,423	$543,970

John T. Mayberry	Rick Waugh
Chairman of the Board	Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note	2012	2011
Revenue
Interest income
Loans		$15,608	$14,376
Securities		1,041	986
Securities purchased under resale agreements		220	220
Deposits with banks		285	273
		17,154	15,855
Interest expense
Deposits		5,947	5,589
Subordinated debentures		381	369
Capital instruments		132	138
Other		691	745
		7,151	6,841
Net interest income		10,003	9,014
Fee and commission revenues
Banking	35	3,215	2,872
Wealth management	35	2,170	1,963
Underwriting and other advisory		493	492
Non-trading foreign exchange		365	349
Other		293	267
		6,536	5,943
Fee and commission expenses		262	216
Net fee and commission revenues		6,274	5,727
Other operating income
Trading revenues	36	1,316	830
Net gain on investment securities	10(d)	185	285
Net income from investments in associated corporations	16	442	433
Insurance underwriting income, net of claims		388	294
Other		1,093	727
		3,424	2,569
Total revenue		19,701	17,310
Provision for credit losses	13(b)	1,252	1,076
		18,449	16,234
Operating expenses
Salaries and employee benefits		5,749	5,358
Premises and technology		1,607	1,446
Depreciation and amortization		450	413
Communications		373	344
Advertising and business development		450	427
Professional		340	262
Business and capital taxes		248	183
Other		1,186	1,048
		10,403	9,481
Income before taxes		8,046	6,753
Income tax expense		1,580	1,423
Net income		$6,466	$5,330
Net income attributable to non-controlling interests		$223	$149
Non-controlling interests in subsidiaries	34(b)	198	91
Capital instrument equity holders		25	58
Net income attributable to equity holders of the Bank		6,243	5,181
Preferred shareholders		220	216
Common shareholders		$6,023	$4,965
Earnings per common share (in dollars)(1):
Basic	37	$5.31	$4.63
Diluted	37	$5.22	$4.53

(1)	The calculation of earnings per share is based on full dollar and share amounts.

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2012	2011
Net income	$6,466	$5,330
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	85	(726)
Net gains (losses) on hedges of net investments in foreign operations	(33)	47
Income tax expense (benefit)	(97)	18
	149	(697)
Net change in unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	331	(107)
Reclassification of net (gains) losses to net income	(176)	(112)
Income tax expense (benefit)	4	(50)
	151	(169)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	32	91
Reclassification of net (gains) losses to net income	124	57
Income tax expense (benefit)	40	43
	116	105
Other comprehensive income from investments in associates	25	–
Other comprehensive income (loss)	441	(761)
Comprehensive income	$6,907	$4,569

Comprehensive income attributable to non-controlling interests	$198	$154
Non-controlling interests in subsidiaries	173	96
Capital instrument equity holders	25	58
Comprehensive income attributable to equity holders of the Bank	6,709	4,415
Preferred shareholders	220	216
Common shareholders	$6,489	$4,199

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)								Non-controlling interests
($ millions)	Common shares (Note 26)	Retained earnings(1)	Currency translation reserve	Available- for-sale reserve	Cash flow hedging reserve	Share from associates	Other reserves(2)	Total common equity	Preferred shares (Note 27)	Total common and preferred equity	Non- controlling interests in subsidiaries (Note 34(b))	Capital instrument equity holders (Note 23)	Total
Balance as at November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240
Net income	–	6,023	–	–	–	–	–	6,023	220	6,243	198	25	6,466
Other comprehensive income (loss)	–	–	169	156	116	25	–	466	–	466	(25)	–	441
Total comprehensive income	$–	$6,023	$169	$156	$116	$25	$–	$6,489	$220	$6,709	$173	$25	$6,907
Shares issued	4,803	8	–	–	–	–	(26)	4,785	–	4,785	–	–	4,785
Common dividends paid	–	(2,493)	–	–	–	–	–	(2,493)	–	(2,493)	–	–	(2,493)
Preferred dividends paid	–	–	–	–	–	–	–	–	(220)	(220)	–	–	(220)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(44)	(115)	(159)
Share-based payments	–	–	–	–	–	–	38	38	–	38	–	–	38
Other	–	19	–	–	–	–	58 (3)	77	–	77	211 (4)	(7)	281
Balance as at October 31, 2012	$13,139	$21,978	$(528)	$597	$(135)	$35	$166	$35,252	$4,384	$39,636	$966	$777	$41,379

Balance as at November 1, 2010	$5,750	$15,684	$–	$616	$(357)	$10	$25	$21,728	$3,975	$25,703	$559	$956	$27,218
Net income	–	4,965	–	–	–	–	–	4,965	216	5,181	91	58	5,330
Other comprehensive income (loss)	–	–	(697)	(175)	106	–	–	(766)	–	(766)	5	–	(761)
Total comprehensive income	$–	$4,965	$(697)	$(175)	$106	$–	$–	$4,199	$216	$4,415	$96	$58	$4,569
Shares issued	2,586	–	–	–	–	–	(11)	2,575	409	2,984	–	–	2,984
Common dividends paid	–	(2,200)	–	–	–	–	–	(2,200)	–	(2,200)	–	–	(2,200)
Preferred dividends paid	–	–	–	–	–	–	–	–	(216)	(216)	–	–	(216)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(41)	(140)	(181)
Share-based payments	–	–	–	–	–	–	46	46	–	46	–	–	46
Other	–	(28)	–	–	–	–	36	8	–	8	12 (4)	–	20
Balance as at October 31, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240

(1)	Includes undistributed retained earnings of $38 (2011 – $34) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts on account of share-based payments. See Note 29.
(3)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares. See Note 29.
(4)	Includes changes to non-controlling interests arising from business combinations and divestures.

The accompanying notes are an integral part of these consolidated financial statements

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2012	2011
Cash flows from operating activities
Net income	$6,466	$5,330
Adjustment for:
Net interest income	(10,003)	(9,014)
Depreciation and amortization	450	413
Acquisition-related gains	–	(286)
Provisions for credit losses	1,252	1,076
Equity-settled share-based payment expense	38	46
Net gain on investment securities	(185)	(285)
Net income from investments in associated corporations	(442)	(433)
Gain on sale of property and equipment	(864)	(5)
Provision for income taxes	1,580	1,423
Changes in operating assets and liabilities:
Trading assets	(11,976)	(2,758)
Securities purchased under resale agreements	(13,322)	(7,462)
Loans	(33,351)	(22,250)
Deposits	36,878	38,997
Obligations related to securities sold short	3,560	(5,939)
Obligations related to assets sold under repurchase agreements	18,936	6,206
Net derivative financial instruments	2,206	(1,422)
Other, net	(2,070)	1,393
Dividends received	1,026	1,583
Interest received	16,224	17,535
Interest paid	(7,293)	(10,139)
Income tax paid	(1,041)	(1,304)
Net cash from/(used in) operating activities	8,069	12,705
Cash flows from investing activities
Interest-bearing deposits with banks	(8,475)	(4,174)
Purchase of investment securities	(34,856)	(30,440)
Proceeds from sale and maturity of investment securities	31,780	31,889
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(458)	(544)
Proceeds from disposal of real estate assets	1,407	–
Other property and equipment, net of disposals	(434)	(371)
Other, net	(298)	(4,167)
Net cash from/(used in) investing activities	(11,334)	(7,807)
Cash flows from financing activities
Proceeds from subordinated debentures	3,250	–
Redemption of subordinated debentures	(20)	–
Redemption of capital instruments	(750)	(500)
Proceeds from common shares issued	4,200	736
Cash dividends paid	(2,713)	(2,416)
Distributions to non-controlling interests	(159)	(181)
Other, net	287	(1,914)
Net cash from/(used in) financing activities	4,095	(4,275)
Effect of exchange rate changes on cash and cash equivalents	(88)	(59)
Net change in cash and cash equivalents	742	564
Cash and cash equivalents at beginning of year(1)	4,294	3,730
Cash and cash equivalents at end of year(1)	$5,036	$4,294

(1)	Represents cash and non-interest bearing deposits with banks (Refer to note 5).

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Notes to the 2012

Consolidated Financial Statements

Table of Contents

Page	Note

110	1.	Reporting entity

110	2.	Basis of preparation

110	3.	Significant accounting policies

121	4.	Future accounting developments

122	5.	Cash and deposits with banks

122	6.	Fair value of financial instruments

127	7.	Trading assets

127	8.	Financial instruments designated at fair value through profit or loss

128	9.	Derivative financial instruments

133	10.	Investment securities

135	11.	Loans

137	12.	Securitization

137	13.	Impaired loans and allowance for credit losses

138	14.	Special purpose entities

140	15.	Property and equipment

141	16.	Investments in associates

141	17.	Goodwill and other intangible assets

143	18.	Other assets

143	19.	Leases

144	20.	Deposits

Page	Note

144	21.	Covered bond program

145	22.	Subordinated debentures

145	23.	Capital instruments

147	24.	Other liabilities

147	25.	Provisions

147	26.	Common shares

148	27.	Preferred shares

150	28.	Capital management

151	29.	Share-based payments

155	30.	Corporate income taxes

157	31.	Employee benefits

159	32.	Operating segments

162	33.	Related party transactions

163	34.	Principal subsidiaries and non-controlling interests in subsidiaries

164	35.	Fee and commission revenues

164	36.	Trading revenues

165	37.	Earnings per share

165	38.	Guarantees and commitments

167	39.	Financial instruments – risk management

176	40.	Business combinations

178	41.	Events after the Consolidated Statement of Financial Position date

178	42.	First-time adoption of IFRS

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CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2	Basis of preparation

Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP). With the Canadian Accounting Standards Board adopting IFRS as issued by the IASB effective January 1, 2011, IFRS replaced CGAAP as the financial reporting framework for all publicly accountable enterprises including the Bank. As these are the Bank’s first consolidated financial statements that have been presented under IFRS, they were prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

An explanation for how the transition from IFRS has affected the reported financial position, financial performance and cash flows of the Bank is provided in Note 42, First-time adoption of IFRS. This note includes reconciliations of equity and total comprehensive income for comparative periods and of equity at the date of transition reported under previous CGAAP to those reported for those periods and at the date of transition under IFRS.

The consolidated financial statements for the year ended October 31, 2012 have been approved for issue by the Board of Directors on December 7, 2012.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

—	Financial assets and liabilities held-for-trading
—	Financial assets and liabilities designated at fair value through profit or loss
—	Derivative financial instruments
—	Available-for-sale investment securities

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, determination of the control of special purpose entities, de facto control of other entities, hedge accounting, and provisions. Actual results could differ from these and other estimates.

3	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS Consolidated Statement of Financial Position as at November 1, 2010 for the purpose of the transition to IFRS, unless otherwise stated.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint ventures. The Bank’s subsidiaries can be classified as entities controlled through voting interests or special purpose entities (SPEs).

The Bank consolidates a subsidiary from the date it obtains control. Control is defined as the power to govern the financial and operating policies so as to obtain benefits from the entity’s activities.

Non-controlling interests, including capital instrument equity holders, are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to common and preferred shareholders of the Bank. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.

Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

—	by virtue of an agreement, over more than half of the voting rights;
—	to govern the financial and operating policies of the entity under a statute or an agreement;
—	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
—

to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

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CONSOLIDATED FINANCIAL STATEMENTS

Special purpose entities

SPEs are designed to accomplish certain well-defined objectives. The Bank may become involved with SPEs either at the formation stage or at a later date. The following circumstances may indicate a relationship in which the Bank controls an SPE and therefore should consolidate the SPE:

—	the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operations;
—

the Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers;

—	the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or
—	the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The Bank consolidates all SPEs that it controls, including its U.S.-based multi-seller conduit and certain funding and other vehicles.

Associates and joint ventures

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity. Significant influence is ordinarily presumed to exist when the Bank holds between 20% and 50% of the voting rights. The Bank may also be able to exercise significant influence through board representation. The effects of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank has significant influence.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control and each party is entitled to its share of the profit or loss of the activities of the joint venture.

Investments in associates and joint ventures are recognized initially at cost. Investments in associates and joint ventures are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and certain other movements in equity of the associates and joint ventures.

Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated against the investment in associates and joint ventures to the extent of the Bank’s interest in the investee.

Investments in associates and joint ventures are evaluated for impairment at the end of each financial reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment. When a decline in value of an investment in associate or joint venture is due to impairment, the carrying value of the investment is adjusted to reflect its recoverable amount with an impairment loss recognized in net income from investments in associated corporations in the Consolidated Statement of Income.

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

Translation gains and losses related to the Bank’s monetary items are recognized in other operating income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank, which are translated using historical rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income if the gain or loss on the non-monetary item is recognized in the Consolidated Statement of Income. Any foreign currency exchange gains or losses on non-monetary items are recognized in the Consolidated Statement of Comprehensive Income if the gain or loss on the non-monetary item is recognized in the Consolidated Statement of Comprehensive Income.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. On disposal of a foreign subsidiary, resulting in a loss of control, translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income. The Bank applies the step method to determine the amount of unrealized foreign currency translation balances in the Bank’s accumulated other comprehensive income to be reclassified into the Bank’s consolidated net income when a foreign operation is disposed.

Financial assets and liabilities

Date of recognition

The Bank initially recognizes loans, deposits, subordinated debentures and debt securities issued on the date at which they are originated or purchased. Regular-way purchases and sales of financial assets, other than loans and receivables, are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

Initial classification and measurement

The classification of financial assets and liabilities at initial recognition depends on the purpose and intention for which the financial assets are acquired and liabilities issued and their characteristics. The initial measurement of a financial asset or liability is at fair value.

Determination of fair value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arms length transaction, other than in a forced or liquidation sale. The best evidence of fair value is bid or ask prices for financial instruments that are quoted in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

Inception gains and losses are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract or until the valuation inputs become observable.

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Derecognition of financial assets and liabilities

Derecognition of financial assets

The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third party; and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third party.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the assets is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued through non-consolidated special purpose entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financings.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Offsetting of financial instruments

Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is currently a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Cash and deposits with banks

Cash and deposits with banks comprises of cash, cash equivalents, demand deposits with banks, highly liquid investments that are readily convertible to cash, subject to insignificant risk of changes in value and may carry restrictions in certain circumstances. These investments are those with less than three months’ maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in fair value less costs to sell are credited or charged to other operating income – trading revenues in the Consolidated Statement of Income.

Interest income and expenses, related to these assets and liabilities, are recorded in interest income – other and interest expense – other, respectively.

Trading assets and liabilities

Trading assets and liabilities are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income. Gains and losses realized on disposal and unrealized gains (losses) due to fair value changes on trading assets and liabilities, other than certain derivatives, are recognized as part of other operating income – trading revenues in the Consolidated Statement of Income. Trading assets and liabilities are not reclassified subsequent to their initial recognition.

Financial assets and liabilities designated at fair value through profit or loss

Financial assets and financial liabilities classified in this category are those that have been designated by the Bank on initial recognition or on transition to IFRS. The Bank may only designate an instrument at fair value through profit or loss when one of the following criteria is met, and designation is determined on an instrument by instrument basis:

—

The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis; or

—

The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed together and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy and the information about the group is provided to key management personnel and it can be demonstrated that significant financial risks are eliminated or significantly reduced; or

—	The financial instrument contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial assets and financial liabilities designated at fair value through profit or loss are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value, are recorded in other operating income – other in the Consolidated Statement of Income. Dividends and interest earned or incurred are also recorded in other operating income – other in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing arrangements and are recorded at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related income and interest expense are recorded on an accrual basis in the Consolidated Statement of Income.

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the

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securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in other operating income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense – other.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. Cash advanced or received as collateral is recorded as an asset or liability. Fees received and paid are reported as fee and commission revenues and expenses in the Consolidated Statement of Income, respectively.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position, unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in other operating income – trading revenues, in the Consolidated Statement of Income.

Derivative financial instruments

Derivative financial instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodities, equity prices or other financial variables. Most derivative financial instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative financial instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate income from trading operations.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable.

The gains and losses resulting from changes in fair values of trading derivatives are included in other operating income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of non-trading derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in other operating income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives that qualify for hedge accounting are recorded as other operating income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

Investment securities

Investment securities are comprised of available-for-sale and held-to-maturity securities.

Available-for-sale investment securities

Available-for-sale investment securities include equity and debt securities. Equity investments classified as available-for-sale are those which are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. Available-for-sale investment securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income. When realized, these gains and losses are reclassified from the Consolidated Statement of Comprehensive Income and recorded in the Consolidated Statement of Income on an average cost basis. For non-monetary investment securities designated as available-for-sale, the gain or loss recognized in other comprehensive income includes any related foreign exchange gains or losses. Foreign exchange gains and losses that relate to the amortized cost of an available-for-sale debt security are recognized in the Consolidated Statement of Income.

Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income – securities in the Consolidated Statement of Income using the effective interest method.

Transaction costs on available-for-sale investment securities are initially capitalized and then recognized as part of the net realized gain/loss on subsequent sale of the instrument in the Consolidated Statement of Income.

Held-to-maturity investment securities

Held-to-maturity investment securities are non-derivative assets with fixed or determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity, and which do not meet the definition of a loan, are not held-for-trading, and are not designated at fair value through profit or loss or as available-for-sale. After initial measurement, held-to-maturity investment securities are carried at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate. The amortization is included in interest income – securities in the Consolidated Statement of Income.

A sale or reclassification of a more than an insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent the Bank from classifying investment securities as held-to-maturity for the current and the following two financial years. However, sales and reclassifications in any of the following circumstances would not trigger a reclassification:

—	Sales or reclassifications that are so close to maturity that changes in the market rate of interest would not have a significant effect on the financial asset’s fair value;
—	Sales or reclassifications after the Bank has collected substantially all of the asset’s original principal; or
—	Sales or reclassifications attributable to non-recurring isolated events beyond the Bank’s control that could not have been reasonably anticipated.

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting period, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

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In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the carrying value of the security continues to reflect fair value. Losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

Loans

Loans include loans and advances originated or purchased by the Bank which are not classified as held-for-trading, held-to-maturity or designated at fair value. Debt securities, which are not trading securities or have not been designated as available-for-sale securities and that are not quoted in an active market, are also classified as loans.

Loans originated by the Bank are recognized when cash is advanced to a borrower. Loans purchased are recognized when cash consideration is paid by the Bank. Loans are measured at amortized cost using the effective interest method, less any impairment losses. Loans are stated net of allowance for credit losses.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark adjustments and credit mark adjustments. As a result of recording all purchased loans at fair value, no allowances for credit losses are recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

An aggregate credit mark adjustment is established to capture management’s best estimate of cash flow shortfalls on the loans over their life time as determined at the date of acquisition. The credit mark adjustment comprises of both an incurred loss mark and a future expected loss mark.

For individually assessed loans, the credit mark established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine expected losses at the date of acquisition. The portfolio approach will result in both an incurred loss mark and a future expected loss mark. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio and an increase in expected cash flows will result in recovery in provision for credit losses in the Consolidated Statement of Income while any cash flows lower than expected will result in an additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans winds down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A net charge is recorded if the actual losses exceed the amortized amounts.

Loan impairment and allowance for credit losses

The Bank considers a loan to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the date of initial recognition of the loan and the loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Objective evidence is represented by observable data that comes to the attention of the Bank and includes events that indicate:

—	significant financial difficulty of the borrower;
—	a default or delinquency in interest or principal payments;
—	a high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
—	a measurable decrease in the estimated future cash flows from loan or the underlying assets that back the loan.

If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off. Losses expected as a result of future events, are not recognized.

The Bank considers evidence of impairment for loans and advances at both an individual and collective level.

Individual impairment allowance

For all loans that are considered individually significant, the Bank assesses on a case-by-case basis at each reporting period whether an individual allowance for loan losses is required.

For those loans where objective evidence of impairment exists and the Bank has determined the loan to be impaired, impairment losses are determined based on the Bank’s aggregate exposure to the customer considering the following factors:

—	the customer’s ability to generate sufficient cash flow to service debt obligations;

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—	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Bank and the likelihood of other creditors continuing to support the company;
—	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident; and
—	the realizable value of security (or other credit mitigants) and likelihood of successful repossession.

Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount. This results in interest income being recognized using the original effective interest rate.

Collective impairment allowance

For loans that have not been individually assessed as being impaired, the Bank pools them into groups to assess them on a collective basis. Collective allowances are calculated for impaired loans and performing loans. Allowances related to performing loans estimate probable incurred losses that are inherent in the portfolio but have not yet been specifically identified as impaired.

Impaired loans

Retail loans represented by residential mortgages, credit cards and other personal loans are considered by the Bank to be homogeneous groups of loans that are not considered individually significant. All homogeneous groups of loans are assessed for impairment on a collective basis.

A roll rate methodology is used to determine impairment losses on a collective basis for these loans because individual loan assessment is impracticable. Under this methodology, loans with similar credit characteristic are grouped into ranges according to the number of days past due and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency and ultimately prove irrecoverable. This methodology employs statistical analyses of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of the events not identifiable on an individual loan basis. When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, the Bank adopts a basic formulaic approach based on historical loss rate experience.

Performing loans

Over and above the individually assessed and retail roll rate allowances, loans that were subject to individual assessment for which no evidence of impairment existed, are grouped together according to their credit risk characteristics for the purpose of reassessing them on a collective basis. This reflects impairment losses that the Bank has incurred as a result of events that have occurred but where the individual loss has not been identified.

The collective impairment allowance for such loans is determined after taking into account:

—	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);
—	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and
—

management’s experienced judgment as to whether current economic and credit conditions are such that the actual level of inherent losses at the reporting date is likely to be greater or less than that suggested by historical experience. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

Provision for credit losses on off-balance sheet positions

A provision is set up for the Bank’s off-balance sheet positions and recorded in other liabilities on the Consolidated Statement of Financial Position. The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any change in the provision is recorded in the Consolidated Statement of Income as provision for credit losses.

Write-off of loans

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Reversals of impairment

If the amount of an impairment loss related to loans decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the excess is written back by reducing the loan impairment allowance account accordingly. The write-back is recognized in the provision for credit losses in the Consolidated Statement of Income.

Restructured loans

Restructured loans include loans where the Bank has renegotiated the original terms of a loan by granting a concession to the borrower (“concessions”). These concessions include interest rate adjustments, deferral or extension of principal or interest payments and forgiveness of a portion of principal or interest. Once the terms of the loan have been renegotiated and agreed upon with the borrower the loan is considered a restructured loan. The investment in the loan is reduced as of the date of the restructuring to the amount of the net cash flows receivable under the modified terms, discounted at the effective interest rate inherent in the loan. The loan is no longer considered past due and the reduction in the carrying value of the loan is recognized as a charge for loan impairment in the Consolidated Statement of Income in the period in which the loan is restructured. In other cases, restructuring may be considered substantial enough to result in recognition of a new loan.

Customer’s liability under acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Statement of Financial Position. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in fee and commission revenues – banking fees in the Consolidated Statement of Income.

Hedge accounting

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used and the method used to assess the effectiveness of the hedge. The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of hedged items. Hedge ineffectiveness is measured and recorded in other operating income – other in the Consolidated Statement of Income.

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There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include available-for-sale debt and equity securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps and foreign currency liabilities.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item is recognized in income. The Bank utilizes cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues. Hedged items include available-for-sale debt securities, loans, deposit liabilities and highly probable forecasted revenues. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps and foreign currency forwards.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment is recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land, buildings and equipment

Land is carried at cost. Buildings, (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – 40 years, building fittings – 15 years, equipment 3 to 10 years, and leasehold improvements – term of lease plus one renewal period up to a maximum of 15 years. Depreciation expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted if appropriate.

When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in other operating income – other in the Consolidated Statement of Income, in the year of disposal.

Investment property

Investment property is property held either for rental income or for capital appreciation or for both. The Bank holds certain investment properties which are presented in property and equipment on the Consolidated Statement of Financial Position using the cost model.

Investment property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method over the estimated useful life of

40 years. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

The Bank engages, as appropriate, external real estate experts to determine the fair value of the investment property for disclosure purposes by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Assets held-for-sale

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or held-for-use.

The assets are considered to be held-for-sale where their carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset acquired is recorded in other assets at the lower of its fair value (less cost to sell) and the carrying amount of the loan (net of impairment allowance) at the date of exchange. No depreciation is charged in respect of assets held-for-sale. Any subsequent write-down of the acquired asset to fair value less costs to sell is recognized in the Consolidated Statement of Income, in other operating income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in other operating income, together with any realized gains or losses on disposal.

If the acquired asset does not meet the requirement to be considered as held-for-sale, the asset is considered to be held-for-use, measured initially at cost and accounted for in the same manner as a similar asset acquired in the normal course of business.

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of subsidiaries. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair values of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in other operating income – other.

In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling interest for cash or another financial asset, a portion of the non-controlling interest is recognized as a financial liability based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling interest by issuing its own common shares, no financial liability is recorded.

Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities

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assumed, the resulting gain is recognized immediately in other operating income – other in the Consolidated Statement of Income.

During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

—

Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.

—	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
—	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
—	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s cash-generating units (CGU) or group of CGUs that are expected to benefit from the combination. For the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

An impairment loss is recognized if the carrying amount of a CGU or group of CGUs exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value in use. If either fair value less costs to sell or value in use exceeds the carrying amount, there is no need to determine the other. In determining fair value less costs to sell, an appropriate valuation model is used. The model considers various factors including normalized earnings, projected forward earnings and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use.

In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses, if any.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Intangible assets with indefinite useful lives are not amortized. Amortization expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization.

As intangible assets are considered to be non-financial assets, the impairment model for non-financial assets is applied. In addition, intangible assets with indefinite useful lives are tested for impairment annually.

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill and deferred tax assets which are separately addressed, are reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

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The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.

Leases

Bank as a lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases and presented within loans in the Consolidated Statement of Financial Position. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property and equipment on the Bank’s Consolidated Statement of Financial Position. Rental income is recognized on a straight-line basis over the period of the lease in other operating income – other in the Consolidated Statement of Income. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Bank as a lessee

Assets held under finance leases are initially recognized as property and equipment in the Consolidated Statement of Financial Position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The corresponding finance lease obligation is included in other liabilities in the Consolidated Statement of Financial Position. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Sale and lease-back

Where the Bank enters into a sale leaseback transaction for a non-financial asset at fair market value that results in the Bank retaining an operating lease (where the lessor retains substantially all risks and rewards of ownership), any gains and losses are recognized immediately in net income. Where the sale leaseback transaction results in a finance lease, any gain on sale is deferred and recognized in net income over the remaining term of the lease.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in net income through depreciation of the capitalized leasehold improvements over their estimated useful life.

Capital instruments

The Bank classifies capital instruments as either financial liabilities, equity instruments or compound instruments comprised of both liability and equity components in accordance with the substance of the contractual terms of the instruments.

Certain payment features that do not create an unavoidable obligation to pay cash are characteristic of equity. Where a capital instrument embodies features of liability and equity, it is considered to be a compound instrument. At inception, the liability component of a compound instrument is initially measured, with any residual attributed to equity.

Financial liability components are classified as capital instrument liabilities in the Consolidated Statement of Financial Position, with the related interest expense recorded in the Consolidated Statement of Income.

Instruments that are classified, in whole or in part, as equity instruments are classified as non-controlling interests – capital instrument equity holders in the Consolidated Statement of Financial Position. When the Bank has an obligation to pay distributions to capital instrument equity holders, the distributions are deducted directly from equity, with a corresponding increase to other liabilities – other. Net income attributable to non-controlling interests – capital instrument equity holders represents net income earned in capital funding trusts not attributable to the Bank’s common shareholders.

When the Bank redeems a compound instrument, the Bank allocates the consideration paid to the liability component based on its redemption date fair value, with any residual amount recognized directly in equity. Any difference between the fair value of the liability and its carrying amount is recognized as gain or loss in the Consolidated Statement of Income and is allocated entirely to non-controlling interests – capital instrument equity holders.

Provisions

A provision is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life insurance business primarily property and casualty are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of

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premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.

Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as expense in the same period as the premiums for the direct insurance contracts to which they relate.

Guarantees

Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada, the United States and other international operations. Pension benefits are predominantly offered in the form of defined benefit pension plans (generally based on an employee’s length of service and the final five years’ average salary), with some pension benefits offered in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is computed based on the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations. The expected return on plan assets is based on the fair value of plan assets as at October 31.

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets, adjusted for unrecognized actuarial gains or losses and unrecognized past service costs.

When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the net total of any cumulative unrecognized actuarial losses and past service costs and the present value of any economic benefits available in the form of any refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan sponsored by the Bank. An economic benefit is available to the Bank if it is realizable during the life of the plan or on settlement of the plan liabilities.

The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position.

If the cumulative unrecognized net actuarial gain or loss is more than 10% of the greater of the fair value of plan assets or the defined benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and other benefit plans, these periods range from 8 to 18 years and from 8 to 26 years, respectively.

When the benefits of a plan are improved (reduced), the portion of the increased (reduced) defined benefit obligation relating to past service by employees that is not vested is recognized in net income on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense (income) is recognized immediately in net income.

Other long-term employee benefits

Other long-term employee benefits are accounted for similar to defined benefit pension plans and other post-retirement benefit plans described above except that actuarial gains and losses and/or past service costs are recognized in net income in the period in which they arise.

Defined contribution plans

Certain employees outside of Canada participate in defined contribution pension plans. The costs for such plans are equal to the Bank contributions made to employees’ accounts during the year.

Termination benefits

Termination benefits are recognized as an expense when the Bank is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Recognition of income and expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognized:

Interest and similar income and expenses

For all interest-bearing financial instruments, including those held-for-trading or designated at fair value through profit or loss, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as available-for-sale, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective

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interest rate and the change in carrying amount is recorded as other operating income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the effective interest on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized over the commitment period on a straight-line basis.

For presentation purposes, on the Consolidated Statement of Income, interest income and interest expense from trading operations are reclassified to trading revenues.

Fee and commission revenues

The Bank earns fee and commission revenues from a diverse range of services it provides to its customers. Fee income can be divided into the following two categories:

Fees earned for the provision of services over a period of time are accrued over that period. These fees include commission income, loan syndication fees and asset management, custody and other management and advisory fees.

Fees arising from negotiating or participating in the negotiation of a transaction for a third party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are recognized on completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria.

Fee and commission expenses

Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized in interest income when the Bank’s right to receive payment is established.

Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured to fair value at each reporting date while they remain outstanding.

Employee stock options with tandem stock appreciation rights give the employee the right to exercise for shares or settle in cash. These options are classified as liabilities and are re-measured to fair value at each reporting date while they remain outstanding. If an option is exercised, thereby cancelling the tandem stock appreciation right, both the exercise price proceeds together with the accrued liability and associated taxes are credited to equity – common shares in the Consolidated Statement of Financial Position.

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

For tandem stock appreciation rights, stock appreciation rights and plain vanilla options, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to hedge share-based payment expense, related mark-to-market gains and losses are included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

A voluntary renouncement of a tandem stock appreciation right where an employee retains the corresponding option for shares with no change in the overall fair value of the award, results in a reclassification of the accrued liability and associated tax to equity – other reserves in the Consolidated Statement of Financial Position. This reclassification is measured at the fair value of the renounced awards as of the renouncement date. Subsequent to the voluntary renouncement, these awards are accounted for as plain vanilla options, based on the fair value as of the renouncement date.

Customer loyalty programs

The Bank operates loyalty points programs, which allow customers to accumulate points when they use the Bank’s products and services. The points can then be redeemed for free or discounted products or services, subject to certain conditions.

Consideration received is allocated between the products sold or services rendered and points issued, with the consideration allocated to points equal to their fair value. The fair value of points is generally based on equivalent retail prices for the mix of awards expected to be redeemed. The fair value of the points issued is deferred in other liabilities and recognized as banking revenues when the points are redeemed or lapsed.

Dividends on shares

Dividends on common and preferred shares are recognized as a liability and deducted from equity when they are approved by the Bank’s Board. Interim dividends are deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global Wealth Management, and Global Banking and Markets. The other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating

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segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure. The Bank’s management reviews internal management reports on a regular basis.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt and income from associate corporations to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt sources.

Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

Prior to 2011, net assets or liability positions were transfer-priced at short-term wholesale market rates.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

Earnings are adjusted by the after-tax amount of distributions related to dilutive capital instruments recognized in the period. For tandem stock appreciation rights that are carried as liabilities, the after-tax re-measurement included in salaries and employee benefits expense, net of related hedges, is adjusted to reflect the expense had these rights been equity-classified.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract.

4	Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB issued a number of new or revised standards. The Bank is not permitted to early adopt the standards that are issued, but not currently effective as of November 1, 2013 (with the exception of IFRS 7) as outlined in the OSFI Advisory issued in October 2011. The Bank is currently assessing the impact the adoption of these standards will have on its consolidated financial statements.

Effective November 1, 2013

—

IFRS 10, Consolidated Financial Statements, replaced the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. This standard introduces a single, principle-based, control model for consolidation, irrespective of whether an entity is controlled through voting rights or through other contractual arrangements as is common in special purpose entities (SPE). Control is based on an investor’s current ability to use its power over the key activities of a subsidiary or SPE to affect its exposure or return generated by the subsidiary or SPE. An amendment to the standard was subsequently issued which provided additional transition guidance.

—

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. This standard addresses inconsistencies in the reporting of joint arrangements by eliminating proportionate consolidation as a method to account for jointly controlled entities and improves the accounting of joint arrangements by introducing a principle-based approach that requires a party to the joint arrangement to recognize its rights and obligations from the arrangement, rather than its legal form (as is currently the case).

—

IFRS 12, Disclosure of Interests in Other Entities, broadens the definition of interests, and requires enhanced disclosures on interests in other entities including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

—

IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a single framework for measuring fair value, and provides disclosure requirements for fair value used across all IFRS standards.

—

IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method currently used by the Bank) and requires actuarial gains and losses to be recognized immediately in other comprehensive income (OCI). In effect, the plan net surplus/deficit position would be reflected on the Bank’s Consolidated Statement of Financial Position. Amounts recorded in OCI would not be recycled through the Consolidated Statement of Income. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will also be changing directly due to the changes in the actuarial gains and losses.

—

IFRS 7, Financial Instruments Disclosures – Offsetting Financial Assets and Liabilities, provides new disclosures requiring entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure.

Effective November 1, 2015

—

IFRS 9, Financial Instruments, will replace the guidance in IAS 39, Financial Instruments Recognition and Measurements, on classification and measurement of financial assets. The standard has been amended by the IASB to postpone the effective date for two years from the original effective date. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The other phases of this project, which are currently under development, address impairment of financial assets and hedge accounting. The Bank continues to monitor all of these developments and continues to assess the impact.

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5	Cash and deposits with banks

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011	November 1 2010
Cash and non-interest-bearing deposits with banks	$5,036	$4,294	$3,730
Interest-bearing deposits with banks	49,768	40,928	36,501
Total	$54,804	$45,222	$40,231

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $11,748 million (October 31, 2011 – $7,114 million; November 1, 2010 – $5,906 million). Certain deposits with banks amounting to

$nil (October 31, 2011 – $nil; November 1, 2010 – $701 million) are pledged as security for certain liabilities related to the Canada Mortgage and Housing Corporation securitization program.

6	Fair value of financial instruments

Determination of fair value

The following methods and assumptions were used to estimate the fair values of financial instruments (refer to Note 9(d) for fair value of derivative instruments).

The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances, obligations related to securities sold short and other liabilities are assumed to approximate their carrying values, due to their short-term nature.

The fair value of trading loans is determined using a valuation technique with market-observable inputs.

Trading and investment securities are valued using quoted prices, where available. When a quoted price is not readily available, fair values are estimated using quoted market prices of similar securities, or other valuation techniques. Equity securities which do not have a quoted market price in an active market are valued using models which may include market-observable inputs or unobservable inputs.

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments. Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant unobservable inputs are long dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, options contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain non-observable inputs such as volatility and correlation.

The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

–	For floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to be equal to book value.
–	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.

The fair values of subordinated debentures and capital instruments are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.

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Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	As at
	October 31, 2012			October 31, 2011
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with banks	$54,804	$54,804	$–	$45,222	$45,222	$–
Precious metals	12,387	12,387	–	9,249	9,249	–
Trading assets	87,596	87,596	–	75,799	75,799	–
Financial assets designated at fair value through profit or loss	197	197	–	375	375	–
Securities purchased under resale agreements	47,354	47,354	–	34,582	34,582	–
Derivative financial instruments (Note 9)	30,327	30,327	–	37,322	37,322	–
Investment securities	33,361	33,361	–	30,176	30,176	–
Loans	371,370	364,766	6,604	332,639	327,573	5,066
Other assets	8,831	8,831	–	7,637	7,637	–
Liabilities:
Deposits	466,054	463,609	(2,445)	423,201	421,335	(1,866)
Acceptances	8,932	8,932	–	8,172	8,172	–
Obligations related to securities sold short	18,622	18,622	–	15,450	15,450	–
Derivative financial instruments (Note 9)	35,299	35,299	–	40,236	40,236	–
Obligations related to securities sold under repurchase agreements	56,949	56,949	–	38,216	38,216	–
Subordinated debentures	10,482	10,143	(339)	7,381	6,923	(458)
Capital instruments	1,560	1,358	(202)	2,191	2,003	(188)
Other liabilities	29,382	29,382	–	26,546	26,546	–

Changes in interest rates and credit spreads are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to book value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For investment securities, derivatives and financial instruments held for trading purposes or designated as fair value through profit and loss, the carrying value is adjusted regularly to reflect the fair value.

Fair value hierarchy

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines the fair value hierarchy of instruments carried at fair value.

As at October 31, 2012 ($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$12,857	$–	$12,857
Government issued or guaranteed securities – Canada and the US	23,364	–	–	23,364
Government issued or guaranteed securities – Other	4,974	6,257	–	11,231
Corporate and other debt	110	9,482	37	9,629
Income trusts/funds and hedge funds	167	4,348	1,281	5,796
Equity securities	24,477	87	55	24,619
	$53,092	$33,031	$1,373	$87,496
Financial assets designated at fair value through profit or loss	–	165	32	197

Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$11,312	$561	$–	$11,873
Government issued or guaranteed securities – Other	2,958	8,117	270	11,345
Corporate and other debt	886	5,305	481	6,672
Mortgage backed securities	–	126	–	126
Equity securities	1,938	146	1,071	3,155
	$17,094	$14,255	$1,822	$33,171

Derivative financial instruments
Interest rate contracts	$–	$17,889	$5	$17,894
Foreign exchange and gold contracts	38	8,824	98	8,960
Equity contracts	535	156	216	907
Credit contracts	–	972	45	1,017
Other	545	997	7	1,549
	$1,118	$28,838	$371	$30,327

Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$17,377	$9	$17,386
Foreign exchange and gold contracts	43	8,178	–	8,221
Equity contracts	1,441	640	613	2,694
Credit contracts	–	5,187	164	5,351
Other	476	1,171	–	1,647
	$1,960	$32,553	$786	$35,299
Obligations related to securities sold short	$14,778	$3,844	$–	$18,622

(1)	Excludes investments which are held-to-maturity of $190.

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As at October 31, 2011 ($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$13,607	$–	$13,607
Government issued or guaranteed securities – Canada and the US	16,559	–	–	16,559
Government issued or guaranteed securities – Other	2,563	6,481	–	9,044
Corporate and other debt	–	9,866	–	9,866
Income trusts/funds and hedge funds	–	3,113	1,420	4,533
Equity securities	22,106	–	84	22,190
	$41,228	$33,067	$1,504	$75,799
Financial assets designated at fair value through profit or loss	–	342	33	375

Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$12,154	$764	$–	$12,918
Government issued or guaranteed securities – Other	324	5,710	305	6,339
Corporate and other debt	278	5,910	926	7,114
Mortgage backed securities	–	152	–	152
Equity securities	2,174	153	1,093	3,420
	$14,930	$12,689	$2,324	$29,943

Derivative financial instruments
Interest rate contracts	$14	$20,611	$–	$20,625
Foreign exchange and gold contracts	85	12,505	102	12,692
Equity contracts	820	70	227	1,117
Credit contracts	–	1,514	222	1,736
Other	252	900	–	1,152
	$1,171	$35,600	$551	$37,322

Liabilities:
Derivative financial instruments
Interest rate contracts	$8	$20,169	$–	$20,177
Foreign exchange and gold contracts	107	11,796	–	11,903
Equity contracts	1,116	689	477	2,282
Credit contracts	–	4,201	570	4,771
Other	221	882	–	1,103
	$1,452	$37,737	$1,047	$40,236
Obligations related to securities sold short	$10,150	$5,300	$–	$15,450

(1)	Excludes investments which are held-to-maturity of $233.

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Opening as at November 1, 2010 ($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$11,427	$–	$11,427
Government issued or guaranteed securities – Canada and the US	21,293	–	–	21,293
Government issued or guaranteed securities – Other	4,519	4,710	–	9,229
Corporate and other debt	–	9,220	20	9,240
Income trusts/funds and hedge funds	–	–	1,067	1,067
Equity securities	21,158	–	–	21,158
	$46,970	$25,357	$1,087	$73,414
Financial assets designated at fair value through profit or loss	–	784	39	823

Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$14,465	$–	$–	$14,465
Government issued or guaranteed securities – Other	–	4,449	500	4,949
Corporate and other debt	–	7,330	485	7,815
Mortgage backed securities	–	766	506	1,272
Equity securities	1,939	104	567	2,610
	$16,404	$12,649	$2,058	$31,111

Derivative financial instruments
Interest rate contracts	$5	$13,333	$–	$13,338
Foreign exchange and gold contracts	89	10,378	95	10,562
Equity contracts	271	76	365	712
Credit contracts	–	1,248	355	1,603
Other	134	548	11	693
	$499	$25,583	$826	$26,908

Liabilities:
Derivative financial instruments
Interest rate contracts	$3	$13,351	$25	$13,379
Foreign exchange and gold contracts	106	11,717	–	11,823
Equity contracts	277	326	1,372	1,975
Credit contracts	–	2,774	479	3,253
Other	120	881	7	1,008
	$506	$29,049	$1,883	$31,438
Obligations related to securities sold short	$17,685	$3,832	$2	$21,519

(1)	Excludes investments which are held-to-maturity of $270.

Level 3 instrument fair value changes

The following tables summarize changes in Level 3 instruments:

For the year ended October 31, 2012 ($ millions)	Trading assets(1)	Derivative financial instruments		Investment securities
Balance as at October 31, 2011	$1,537	$(496	)(2)	$2,324
Gains (losses) recorded in net income(3)	96	336		149
Gains (losses) recorded in other comprehensive income	–	–		(18)
Purchases	277	(250)		372
Sales and maturities	(258)	38		(1,021)
Transfers into/out of Level 3	(247)	(43)		16
Balance as at October 31, 2012	$1,405	$(415	) (2)	$1,822

(1)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(2)	Represents a net liability.
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

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For the year ended October 31, 2011 ($ millions)	Trading assets(1)	Derivative financial instruments(2)	Investment securities
Balance as at November 1, 2010	$1,126	$(1,057)	$2,058
Gains (losses) recorded in net income(3)	37	71	28
Gains (losses) recorded in other comprehensive income	–	–	242
Purchases and new transactions	564	495	127
Sales and maturities	(209)	–	(250)
Transfers into/out of Level 3	–	–	119
Other	19	(5)	–
Balance as at October 31, 2011	$1,537	$(496)	$2,324

(1)	Changes in Level 3 trading securities are net of changes in Level 3 obligations related to securities sold short.
(2)	Represents a net liability.
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Level 3 sensitivity analysis

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. Included in the Bank’s Level 3 available-for-sale securities are certain illiquid debt instruments, non-quoted equity investments and structured credit investments. The unobservable inputs used in the valuation of these securities primarily include the correlation of default, certain bond yields, as well as the timing and amount of cash flows. A sensitivity analysis has been performed to determine the potential gain or loss by varying the different assumptions by different amounts (for example, varying bond yields by +/- 2%). For these securities, the impact of applying these other reasonably possible assumptions is a potential gain of $17 million (2011 – $18 million) and a potential loss of $41 million (2011 – $44 million). The component of this potential gain that would be recorded through other comprehensive income is $10 million (2011 – $16 million) and potential loss is $24 million (2011 – $40 million). Included in the Bank’s Level 3 derivative instruments, trading securities and obligations related to securities sold short are unfunded synthetic collateralized debt obligations, certain interest rate swaps and equity options, and equity investments that are not quoted in an active market. The unobservable inputs used in the valuation of these instruments primarily include the correlation of default, and equity option volatilities. A sensitivity analysis has been performed on these valuations by varying the different assumptions by different amounts (for example, varying the implied volatility by +/- 3%). For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $69 million (2011 – $70 million) and a potential net loss of $70 million (2011 – $71 million).

Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information regarding valuation inputs and their observability. The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2012:

During the year trading securities of $247 million were transferred from level 3. Securities of $116 million were transferred to level 2 due to new information obtained through a consensus pricing service, considered to be an observable input. Securities of $131 million were transferred to level 1 as new information obtained considered the inputs to be observable.

Derivative liabilities of $43 million and investment securities of $16 million were transferred from level 2 to level 3 during the year as a result of market data becoming unobservable.

Day 1 profit

For those products, which use valuation techniques for which not all the inputs are market observable, initial profit (Day 1 profit) is not recognized. When the inputs become observable over the life of the instruments or when the instruments are disposed of (derecognized), the profit is recognized in income.

For the year ended October 31 ($ millions)	2012	2011
Balance as at beginning of year	$13	$15
Deferral of profit or loss on new transactions	1	3
Recognized in the income statement during the period	(5)	(3)
Instruments disposed	(1)	(2)
Balance as at end of year	$8	$13

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7	Trading assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

							As at		Opening as at
($ millions)	Remaining term to maturity						October 31 2012	October 31 2011	November 1 2010
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value	Carrying value	Carrying value
Trading securities:
Canadian federal government debt	$624	$3,227	$5,513	$1,656	$2,515	$–	$13,535	$12,759	$16,186
Canadian provincial and municipal debt	931	289	1,274	621	1,518	–	4,633	4,228	4,487
U.S. treasury and other U.S. agencies’ debt	18	372	7,740	1,346	692	–	10,168	3,492	5,065
Other foreign governments’ debt	947	1,084	2,199	752	1,279	–	6,261	5,123	4,755
Common shares	–	–	–	–	–	30,417	30,417	26,724	22,267
Other	513	970	5,787	1,928	427	–	9,625	9,866	9,227
Total	$3,033	$5,942	$22,513	$6,303	$6,431	$30,417	$74,639	$62,192	$61,987
Total by currency (in Canadian equivalent):
Canadian dollar	$1,933	$3,771	$10,737	$3,079	$4,380	$24,750	$48,650	$46,059	$49,065
U.S. dollar	39	1,009	9,418	2,488	831	2,769	16,554	7,823	7,158
Mexican peso	264	325	687	260	49	141	1,726	2,935	2,553
Other currencies	797	837	1,671	476	1,171	2,757	7,709	5,375	3,211
Total trading securities	$3,033	$5,942	$22,513	$6,303	$6,431	$30,417	$74,639	$62,192	$61,987

(b)	Trading loans

The following table provides the geographic breakdown of the trading loans:

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011	November 1 2010
Trading loans(1)(2)
U.S.(3)	$5,984	$5,832	$5,381
Europe(4)	3,108	4,333	3,442
Asia Pacific(4)	2,610	2,382	1,802
Canada(4)	134	274	334
Other(4)	1,021	786	468
Total	$12,857	$13,607	$11,427

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $2,315 (October 31, 2011 – $3,035, November 1, 2010 – $3,112), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are primarily related to short-term precious metals trading and lending activities.

8	Financial instruments designated at fair value through profit or loss

The Bank has elected to designate certain portfolios of assets and liabilities at fair value through profit or loss, which are carried at fair value with changes in fair values recorded in the Consolidated Statement of Income.

These portfolios include:

–	certain debt investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.
–	certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between fair value changes in these liabilities and fair value changes in related derivatives.

The following table presents the fair value of financial assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value(1)
	As at		Opening as at	For the year ended
($ millions)	October 31 2012	October 31 2011	November 1 2010	October 31 2012	October 31 2011
Investment securities – debt	$197	$375	$823	$–	$ (13)
Deposit note liabilities(2)	157	101	99	(6)	–

(1)	These gain and/or loss amounts are recorded in other operating income – other.
(2)	As at October 31, 2012, the Bank was contractually obligated to pay $149 to the holders of the note at maturity (2011 – $100).

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An analysis of the carrying value of financial instruments designated at fair value through profit or loss is as follows:

						As at		Opening as at
	Remaining term to maturity					October 31 2012	October 31 2011	November 1 2010
($ millions)	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	No specific maturity	Carrying value	Carrying value	Carrying value
Investment securities
Debt	$–	$30	$135	$–	$–	$165	$342	$784
Other	–	–	–	–	32	32	33	39
Total	$–	$30	$135	$–	$32	$197	$375	$823

9	Derivative financial instruments

(a)	Notional amounts

The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2012			2011
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$134,252	$–	$134,252	$120,028	$–	$120,028
Options purchased	25,134	–	25,134	67,228	–	67,228
Options written	27,938	–	27,938	77,041	–	77,041
	187,324	–	187,324	264,297	–	264,297
Over-the-counter:
Forward rate agreements	218,077	–	218,077	140,434	–	140,434
Swaps	1,592,361	68,257	1,660,618	1,421,270	54,845	1,476,115
Options purchased	7,626	–	7,626	12,775	–	12,775
Options written	7,565	–	7,565	8,171	–	8,171
	1,825,629	68,257	1,893,886	1,582,650	54,845	1,637,495
Total	$2,012,953	$68,257	$2,081,210	$1,846,947	$54,845	$1,901,792
Foreign exchange and gold contracts
Exchange-traded:
Futures	$15,260	$–	$15,260	$16,590	$–	$16,590
Options purchased	589	–	589	1,999	–	1,999
Options written	789	–	789	2,188	–	2,188
	16,638	–	16,638	20,777	–	20,777
Over-the-counter:
Spot and forwards	281,937	18,256	300,193	270,423	5,873	276,296
Swaps	172,111	12,885	184,996	179,671	9,527	189,198
Options purchased	2,676	–	2,676	1,994	–	1,994
Options written	2,212	–	2,212	2,301	–	2,301
	458,936	31,141	490,077	454,389	15,400	469,789
Total	$475,574	$31,141	$506,715	$475,166	$15,400	$490,566
Other derivative contracts
Equity: over-the-counter	$44,037	$–	$44,037	$34,608	$–	$34,608
Credit: over-the-counter	68,384	–	68,384	72,997	–	72,997
Other	65,719	–	65,719	41,881	–	41,881
Total	$178,140	$–	$178,140	$149,486	$–	$149,486
Total notional amounts outstanding	$2,666,667	$99,398	$2,766,065	$2,471,599	$70,245	$2,541,844

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(b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2012 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$79,807	$54,445	$–	$134,252
Forward rate agreements	180,220	37,857	–	218,077
Swaps	539,768	801,444	319,406	1,660,618
Options purchased	28,495	3,504	761	32,760
Options written	29,250	5,139	1,114	35,503
	857,540	902,389	321,281	2,081,210
Foreign exchange and gold contracts
Futures	10,497	4,763	–	15,260
Spot and forwards	268,892	30,419	882	300,193
Swaps	29,246	103,449	52,301	184,996
Options purchased	2,181	1,084	–	3,265
Options written	2,080	921	–	3,001
	312,896	140,636	53,183	506,715
Other derivative contracts
Equity	32,626	11,199	212	44,037
Credit	16,351	49,224	2,809	68,384
Other	36,562	28,097	1,060	65,719
	85,539	88,520	4,081	178,140
Total	$1,255,975	$1,131,545	$378,545	$2,766,065

As at October 31, 2011 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$77,293	$42,735	$–	$120,028
Forward rate agreements	119,120	21,314	–	140,434
Swaps	500,230	727,900	247,985	1,476,115
Options purchased	76,160	3,417	426	80,003
Options written	80,494	4,055	663	85,212
	853,297	799,421	249,074	1,901,792
Foreign exchange and gold contracts
Futures	9,846	6,443	301	16,590
Spot and forwards	248,179	27,757	360	276,296
Swaps	43,884	96,754	48,560	189,198
Options purchased	2,419	1,574	–	3,993
Options written	3,273	1,216	–	4,489
	307,601	133,744	49,221	490,566
Other derivative contracts
Equity	24,124	10,232	252	34,608
Credit	14,813	52,832	5,352	72,997
Other	24,945	16,920	16	41,881
	63,882	79,984	5,620	149,486
Total	$1,224,780	$1,013,149	$303,915	$2,541,844

(c)	Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.

Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to other financial assets.

The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting

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arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure.

The Bank applies limits to each counterparty, measures exposure as the current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2012.

Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank’s over-the-counter derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	IFRS				CGAAP
	As at
	October 31, 2012				October 31, 2011(2)
($ millions)	Notional amount	Credit risk amount (CRA)(1)	Credit equivalent amount (CEA)(1)	Risk Weighted Assets(1)	Notional Amount	Credit risk amount (CRA)(1)	Credit equivalent amount (CEA)(1)	Risk Weighted Assets(1)
Interest rate contracts
Futures	$134,252	$–	$–	$–	$120,028	$–	$–	$–
Forward rate agreements	218,077	–	144	25	140,434	7	52	10
Swaps	1,660,618	2,721	4,993	1,633	1,476,115	3,065	6,337	1,867
Options purchased	32,760	3	23	9	80,003	15	14	6
Options written	35,503	–	–	–	85,212	–	–	–
	2,081,210	2,724	5,160	1,667	1,901,792	3,087	6,403	1,883
Foreign exchange and gold contracts
Futures	15,260	–	–	–	16,590	–	–	–
Spot and forwards	300,193	956	3,812	819	276,296	1,707	4,311	932
Swaps	184,996	1,421	4,268	1,077	189,198	2,017	5,163	1,256
Options purchased	3,265	26	60	15	3,993	102	30	11
Options written	3,001	–	–	–	4,489	–	–	–
	506,715	2,403	8,140	1,911	490,566	3,826	9,504	2,199
Other derivative contracts
Equity	44,037	445	1,750	515	34,608	1,012	2,525	454
Credit	68,384	360	2,171	432	72,997	58	2,165	666
Other	65,719	1,072	2,422	1,109	41,881	786	1,817	668
	178,140	1,877	6,343	2,056	149,486	1,856	6,507	1,788
Total derivatives	$2,766,065	$7,004	$19,643	$5,634	$2,541,844	$8,769	$22,414	$5,870

(1)	The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $23,323 (2011: $28,439) for CRA, and $32,656 (2011: $37,412) for CEA.

(2)	Prior period amounts have not been restated as they represent the actual amount reported in that period for regulatory purposes.

(d)	Fair value

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.

The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.

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The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31($ millions)	2012		2012		2011
	Average fair value(1)		Year-end fair value		Year-end fair value
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$126	$90	$66	$50	$94	$48
Swaps	19,294	19,143	16,550	16,625	19,394	19,235
Options	131	133	85	125	139	122
	19,551	19,366	16,701	16,800	19,627	19,405
Foreign exchange and gold contracts
Forwards	4,247	4,228	3,432	3,056	5,620	5,655
Swaps	5,792	5,345	4,919	4,691	6,386	5,532
Options	98	130	77	83	164	210
	10,137	9,703	8,428	7,830	12,170	11,397
Other derivative contracts
Equity	1,200	2,662	981	2,715	1,133	2,282
Credit	1,419	5,080	1,042	5,351	1,698	4,771
Other	1,430	1,479	1,390	1,626	1,153	1,103
	4,049	9,221	3,413	9,692	3,984	8,156
Trading derivatives’ market valuation	$33,737	$38,290	$28,542	$34,322	$35,781	$38,958
Hedging
Interest rate contracts
Swaps			$1,191	$555	$1,008	$772
Foreign exchange and gold contracts
Forwards			177	180	26	98
Swaps			417	242	507	408
			594	422	533	506
Hedging derivatives’ market valuation			$1,785	$977	$1,541	$1,278
Total derivative instruments before netting			$30,327	$35,299	$37,322	$40,236
Less: impact of master netting, collateral and other(2)			23,323	23,323	28,553	27,786
Total derivative instruments			$7,004	$11,976	$8,769	$12,450

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2011 was: favourable $28,226 and unfavourable $32,179. Average fair value amounts are based on month-end balances.
(2)	Regulatory basis.

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CONSOLIDATED FINANCIAL STATEMENTS

(e)	Hedging activities

The Bank’s hedging activities that qualify for hedge accounting consist of fair value hedges, cash flow hedges, and net investment hedges.

Ineffectiveness of hedge relationships

Due to the ineffective portion of designated hedges, the Bank recorded the following amounts in other operating income – other:

For the year ended October 31 ($ millions)	2012	2011
Fair value hedges
Gain (loss) recorded on hedged items	$(318)	$(274)
Gain (loss) recorded on hedging derivatives	317	343
Ineffectiveness	$(1)	$69
Cash flow hedges
Ineffectiveness	$7	$49
Net investment hedges
Ineffectiveness	–	–

Hedging instruments

Market valuation is disclosed by the type of relationship:

	As at				Opening as at
	October 31, 2012		October 31, 2011		November 1, 2010
($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Derivatives designated in fair value hedging relationships(1)	$1,413	$486	$1,334	$546	$703	$551
Derivatives designated in cash flow hedging relationships	221	367	186	703	126	825
Derivatives designated in net investment hedging relationships(1)	151	124	21	29	4	24
Total derivatives designated in hedging relationships	$1,785	$977	$1,541	$1,278	$833	$1,400

(1)	As at October 31, 2012, the fair value of non-derivative instruments designated as net investment hedges and fair value hedges was $5,573 (2011 – $5,646). These non-derivative hedging instruments are presented as Deposits from banks on the Consolidated Statement of Financial Position.

Cash flow hedges

The period when cash flows on designated hedged items are expected to occur and impact the Consolidated Statement of Income are as follows:

As at October 31, 2012 ($ millions)	Within one year	Within one to five years	More than five years
Cash inflows from assets	$2,071	$410	$–
Cash outflows from liabilities	(1,365)	(3,791)	(92)
Net cash flows	$706	$(3,381)	$(92)

As at October 31, 2011 ($ millions)	Within one year	Within one to five years	More than five years
Cash inflows from assets	$431	$158	$–
Cash outflows from liabilities	(2,803)	(2,117)	(19)
Net cash flows	$(2,372)	$(1,959)	$(19)

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying instrument. Foreign currency gains and losses related to future cash flows of on-balance sheet monetary items are recognized as incurred. Forecasted revenue is recognized over the period to which it relates.

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10	Investment securities

Investment securities includes held-to-maturity securities and available-for-sale securities.

(a)	An analysis of the carrying value of investment securities is as follows:

							As at		Opening as at
	Remaining term to maturity						October 31 2012	October 31 2011	November 1 2010
($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value	Carrying value	Carrying value
Available-for-sale
Canadian federal government debt	$7	$153	$5,846	$720	$6	$–	$6,732	$9,568	$11,817
Canadian provincial and municipal debt	70	140	3,074	7	8	–	3,299	2,319	1,131
U.S. treasury and other U.S. agencies’ debt	345	377	3,197	–	8	–	3,927	683	1,240
Other foreign governments’ debt	2,315	2,201	3,417	837	249	–	9,019	6,751	5,070
Bonds of designated emerging markets	–	–	54	9	134	–	197	271	312
Other debt	966	1,536	3,484	124	731	–	6,841	6,968	8,366
Preferred shares	–	–	–	–	–	415	415	419	470
Common shares	–	–	–	–	–	2,741	2,741	2,964	2,705
Total available-for-sale securities	3,703	4,407	19,072	1,697	1,136	3,156	33,171	29,943	31,111
Held-to-maturity
Other foreign governments’ debt	–	76	99	7	8	–	190	233	270
	–	76	99	7	8	–	190	233	270
Total investment securities	$3,703	$4,483	$19,171	$1,704	$1,144	$3,156	$33,361	$30,176	$31,381
Total by currency (in Canadian equivalent):
Canadian dollar	$90	$289	$8,188	$546	$21	$1,679	$10,813	$13,100	$14,299
U.S. dollar	662	864	6,325	289	629	1,184	9,953	7,389	9,014
Mexican peso	142	42	1,325	4	298	37	1,848	290	313
Other currencies	2,809	3,288	3,333	865	196	256	10,747	9,397	7,755
Total investment securities	$3,703	$4,483	$19,171	$1,704	$1,144	$3,156	$33,361	$30,176	$31,381

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	An analysis of unrealized gains and losses on available-for-sale securities is as follows:

As at October 31, 2012 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$6,606	$127	$1	$6,732
Canadian provincial and municipal debt	3,260	39	–	3,299
U.S. treasury and other U.S. agencies’ debt	3,929	3	5	3,927
Other foreign governments’ debt	8,850	194	25	9,019
Bonds of designated emerging markets	124	73	–	197
Other debt	6,607	307	73	6,841
Preferred shares	442	18	45	415
Common shares	2,260	551	70	2,741
Total available-for-sale securities	$32,078	$1,312	$219	$33,171

As at October 31, 2011 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$9,413	$160	$5	$9,568
Canadian provincial and municipal debt	2,285	38	4	2,319
U.S. treasury and other U.S. agencies’ debt	685	–	2	683
Other foreign governments’ debt	6,539	242	30	6,751
Bonds of designated emerging markets	163	108	–	271
Other debt	6,897	254	183	6,968
Preferred shares	453	19	53	419
Common shares	2,545	576	157	2,964
Total available-for-sale securities	$28,980	$1,397	$434	$29,943

As at November 1, 2010 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$11,635	$183	$1	$11,817
Canadian provincial and municipal debt	1,101	30	–	1,131
U.S. treasury and other U.S. agencies’ debt	1,225	19	4	1,240
Other foreign governments’ debt	4,834	276	40	5,070
Bonds of designated emerging markets	180	132	–	312
Other debt	8,223	290	147	8,366
Preferred shares	489	24	43	470
Common shares	2,249	585	129	2,705
Total available-for-sale securities	$29,936	$1,539	$364	$31,111

The net unrealized gain on available-for-sale securities of $1,093 million (2011 – gain of $963 million, November 1, 2010 – gain of $1,175 million) decreases to a net unrealized gain of $891 million (2011 – gain of $736 million, November 1, 2010 – gain of $955 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

(c)	An analysis of available-for-sale securities with continuous unrealized losses:

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2012 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government debt	$54	$53	$1	$–	$–	$–	$54	$53	$1
Canadian provincial and municipal debt	29	29	–	–	–	–	29	29	–
U.S. treasury and other U.S. agencies’ debt	2,207	2,205	2	48	45	3	2,255	2,250	5
Other foreign governments’ debt	2,166	2,156	10	91	76	15	2,257	2,232	25
Bonds of designated emerging markets	–	–	–	–	–	–	–	–	–
Other debt	856	845	11	808	746	62	1,664	1,591	73
Preferred shares	8	7	1	403	359	44	411	366	45
Common shares	656	602	54	168	152	16	824	754	70
Total available-for-sale securities	$5,976	$5,897	$79	$1,518	$1,378	$140	$7,494	$7,275	$219

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CONSOLIDATED FINANCIAL STATEMENTS

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2011 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government debt	$1,927	$1,922	$5	$–	$–	$–	$1,927	$1,922	$5
Canadian provincial and municipal debt	629	625	4	10	10	–	639	635	4
U.S. treasury and other U.S. agencies’ debt	35	33	2	42	42	–	77	75	2
Other foreign governments’ debt	2,616	2,599	17	42	29	13	2,658	2,628	30
Bond of designated emerging markets	–	–	–	–	–	–	–	–	–
Other debt	1,933	1,872	61	1,076	954	122	3,009	2,826	183
Preferred shares	8	7	1	403	351	52	411	358	53
Common shares	661	549	112	280	235	45	941	784	157
Total available-for-sale securities	$7,809	$7,607	$202	$1,853	$1,621	$232	$9,662	$9,228	$434

As at October 31, 2012, the cost of 689 (2011 – 694) available-for-sale securities exceeded their fair value by $219 million (2011 – $434 million). This unrealized loss is recorded in accumulated other comprehensive income as part of unrealized gains (losses) on available-for-sale securities. Of the 689 (2011 – 694) investment securities, 203 (2011 – 162) have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $140 million (2011 – $232 million). The decrease in the unrealized loss on debt instruments is mainly due to improvements in credit spreads. For equity instruments, improvements in capital markets decreased the unrealized loss.

Investment securities are considered to be impaired only if objective evidence indicates one or more loss events have occurred and have affected the estimated future cash flows after considering available collateral.

Collateral is not generally obtained directly from the issuers of debt securities. However, certain debt securities may be collateralized by specifically identified assets that would be obtainable in the event of default.

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

(d)	Net gain on investment securities

An analysis of net gain on investment securities is as follows:

For the year ended October 31 ($ millions)	2012	2011
Net realized gains or losses	$281	$384
Impairment losses(1)	96	99
Net gain on investment securities	$185	$285

(1)	Impairment losses are comprised of $74 from equity securities (2011 – $43) and $22 from other debt securities (2011 – $56).

11	Loans

(a)	Loans outstanding by geography(1)

The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows:

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011	November 1 2010
Canada:
Residential mortgages	$157,024	$145,461	$136,388
Personal and credit cards	53,158	50,747	49,657
Business and government	42,055	36,275	35,115
	252,237	232,483	221,160
United States:
Personal	1,619	2,807	4,847
Business and government	21,085	15,495	13,282
	22,704	18,302	18,129
Mexico:
Residential mortgages	3,771	3,412	3,686
Personal and credit cards	1,884	1,744	1,987
Business and government	5,636	5,602	4,725
	11,291	10,758	10,398
Peru:
Residential mortgages	1,195	930	747
Personal and credit cards	3,434	2,636	1,905
Business and government	5,518	4,544	3,595
	10,147	8,110	6,247
Other International:
Residential mortgages	13,640	11,882	11,503
Personal and credit cards	8,182	5,383	5,135
Business and government	49,534	43,344	38,094
	71,356	60,609	54,732
Less: allowance for credit losses	2,969	2,689	2,630
Total(2)	$364,766	$327,573	$308,036

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.
(2)	Loans denominated in U.S. dollars amount to $71,021 (October 31, 2011 – $63,650; November 1, 2010 – $57,136), loans denominated in Mexican pesos amount to $8,566 (October 31, 2011 – $8,299; November 1, 2010 – $8,554) and loans denominated in other foreign currencies amount to $39,201 (October 31, 2011 – $28,710; November 1, 2010 – $26,076).

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(b)	Loans and acceptances by type of borrower (1)

	As at				Opening as at
	October 31, 2012		October 31, 2011		November 1, 2010
($ millions)	Balance	% of total	Balance	% of total	Balance	% of total
Personal
Residential mortgages	$175,630	46.7%	$161,685	47.8%	$152,324	47.9%
Credit cards	12,541	3.3	11,026	3.3	10,949	3.4
Personal loans	55,736	14.8	52,291	15.5	52,582	16.5
	$243,907	64.8%	$225,002	66.6%	$215,855	67.8%
Businesses and government
Financial services	27,030	7.2	20,699	6.1	17,751	5.6
Wholesale and retail	12,685	3.4	10,705	3.2	9,701	3.1
Real estate	11,442	3.0	10,345	3.1	10,189	3.2
Oil and gas	11,789	3.1	9,611	2.8	8,841	2.8
Transportation	8,005	2.1	7,304	2.2	6,553	2.1
Automotive	6,708	1.8	5,365	1.6	4,825	1.5
Agriculture	5,706	1.5	5,198	1.5	4,313	1.4
Government	3,567	1.0	4,213	1.2	3,958	1.2
Hotels and leisure	3,518	0.9	3,439	1.0	3,764	1.2
Mining and primary metals	5,733	1.5	6,284	1.9	5,113	1.6
Utilities	5,697	1.5	4,908	1.5	4,635	1.5
Health care	3,731	1.0	3,797	1.1	3,391	1.1
Telecommunications and cable	4,238	1.1	3,789	1.1	3,096	1.0
Media	1,323	0.4	1,374	0.4	1,492	0.5
Chemical	1,344	0.4	1,535	0.5	1,092	0.3
Food and beverage	2,563	0.7	2,674	0.8	2,560	0.8
Forest products	1,338	0.4	1,055	0.3	1,040	0.3
Other	15,882	4.2	10,653	3.1	9,624	3.0
	$132,299	35.2%	$112,948	33.4%	$101,938	32.2%
	$376,206	100%	$337,950	100%	$317,793	100%
Collective allowance	(2,420)		(2,138)		(2,141)
Collective allowance on FDIC guaranteed loans	(88)		(67)		–
Total loans and acceptances	$373,698		$335,745		$315,652

(1)	Each class of loans is presented net of the individually assessed allowance.

(c)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at								Opening as at
	October 31, 2012(2)				October 31, 2011(2)				November 1, 2010(2)
($ millions)	31 - 60 days	61 - 90 days	91 days and greater	Total	31 - 60 days	61 - 90 days	91 days and greater	Total	31 - 60 days	61 - 90 days	91 days and greater	Total
Residential mortgages	$1,232	$424	$184	$1,840	$1,363	$488	$191	$2,042	$1,403	$466	$202	$2,071
Personal and credit cards	451	219	47	717	377	187	55	619	398	207	58	663
Business and government	220	95	199	514	226	242	393	861	513	208	389	1,110
Total	$1,903	$738	$430	$3,071	$1,966	$917	$639	$3,522	$2,314	$881	$649	$3,844

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

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12	Securitization

Canada Mortgage & Housing Corporation (CMHC) programs

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The Bank had previously sold MBS directly to CMHC under the Insured Mortgage Purchase (IMP) program.

The sale of mortgages under the above programs do not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in deposits on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at		Opening as at
($ millions)	October 31, 2012(2)	October 31, 2011	November 1, 2010
Assets
Carrying value of residential mortgage loans	$16,253	$17,156	$14,035
Other related assets(1)	9,223	7,846	9,346
Liabilities
Carrying value of associated liabilities	25,706	25,334	23,659

(1)	These include trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.
(2)	The fair value of the transferred assets is $25,737 and the fair value of the associated liabilities is $26,042, for a net position of $(305).

13	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)

	As at					Opening as at
	October 31, 2012(2)				October 31 2011(2)	November 1 2010(2)
($ millions)	Gross impaired loans(1)	Allowance for credit losses		Net	Net	Net
Business and government	$1,420	$461	(3)	$959	$695	$971
Residential mortgages	1,301	341	(4)	960	1,098	1,230
Personal and credit cards	861	807	(4)	54	164	90
Total	$3,582	$1,609		$1,973	$1,957	$2,291
By geography:
Canada				$479	$483	$552
United States				118	–	90
Other International				1,376	1,474	1,649
Total				$1,973	$1,957	$2,291

(1)	Interest income recognized on impaired loans during the year ended October 31, 2012 was $24 (October 31, 2011 – $30).
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	Allowance for credit losses for business and government loans is individually assessed.
(4)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

For the years ended October 31, 2012 and 2011, the Bank would have recorded additional interest income of $261 million and $253 million, respectively, on impaired loans, if these impaired loans were classified as performing loans.

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	Allowance for credit losses

	As at							Opening as at
	October 31, 2012						October 31 2011	November 1 2010
($ millions)	Balance at beginning of year	Write- offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year	Balance at end of year	Balance at end of year
Individual	$484	$(200)	$80	$149	$(52)	$461	$484	$489
Collective	2,138	(1,098)	291	1,086	3	2,420	2,138	2,141
Total before FDIC guaranteed loans(3)	2,622	(1,298)	371	1,235	(49)	2,881	2,622	2,630
FDIC guaranteed loans	67	–	4	17	–	88	67	–
	$2,689	$(1,298)	$375	$1,252	$(49)	$2,969	$2,689	$2,630

Represented by:
Allowance against impaired loans						$1,609	$1,398	$1,377
Allowance against performing loans(2)						1,272	1,224	1,253
Total before FDIC guaranteed loans						2,881	2,622	2,630
FDIC guaranteed loans						88	67	–
						$2,969	$2,689	$2,630

(1)	Loans restructured during the year amounted to $25 (2011 –$28). Write-offs of loans restructured during the year were NIL (2011 – $39).
(2)	The allowance for performing loans is attributable to business and government loans ($965) (October 31, 2011 – $981; November 1, 2010 – $1,105) with the remainder allocated to personal and credit card loans ($121) (October 31, 2011 – $187; November 1, 2010 – $95) and residential mortgages ($186) (October 31, 2011 – $56; November 1, 2010 – $53).
(3)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.

(c)	Total FDIC guaranteed loans

	As at
($ millions)	October 31 2012	October 31 2011
R-G Premier Bank
Unpaid principal balance	$3,284	$4,012
Fair value adjustments	(648)	(1,034)
Net carrying value	2,636	2,978
Allowance for credit losses	(88)	(67)
	$2,548	$2,911

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. As at October 31, 2012, the carrying value of loans guaranteed by FDIC was $2.5 billion (October 31, 2011 – $2.9 billion) with a net receivable of $534 million (October 31, 2011 – $775 million) from the FDIC included in Other assets in the Consolidated Statement of Financial Position.

14	Special purpose entities

(a)	Consolidated SPEs

The following table provides information about special purpose entities (SPEs) that the Bank consolidated.

	As at				Opening as at
	October 31, 2012		October 31, 2011		November 1, 2010
($ millions)	Total assets		Total assets		Total assets
U.S. multi-seller conduit that the Bank administers	$5,959		$3,310		$2,841
Bank funding vehicles	25,038		18,776		16,547
Other	242		225		350
Total	$31,239	(1)	$22,311	(1)	$19,738	(1)

(1)	Includes instruments issued by other entities of the Bank of $24.2 billion (2011 – $18.9 billion; November 1, 2010 – $16.7 billion) which are off-set on consolidation.

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CONSOLIDATED FINANCIAL STATEMENTS

U.S. multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from outside parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements for their portion of the programs through overcollateralization protection and cash reserves.

Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to perform under its asset-specific LAPA agreements, in which case the Bank is obliged to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of all assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements, and certain other notes issued by the conduit. Further, the Bank provides a program-wide credit enhancement (PWCE) to the conduit and holds the subordinated notes issued by the conduit.

The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets, as well as the

Bank’s PWCE and investment in the conduit’s subordinated notes, give the Bank the obligation to absorb losses arising from the U.S. conduit that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. conduit.

The conduit’s assets are primarily included in business and government loans on the Bank’s Consolidated Statement of Financial Position.

Bank funding vehicles

The Bank uses funding vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds, capital instruments and certain subordinated debentures. These vehicles include Scotia Covered Bond Trust, Scotiabank Capital Trust, Scotiabank Tier 1 Trust and Scotiabank Subordinated Notes Trust.

Activities of these SPEs are generally limited to holding a pool of assets or receivables generated by the Bank, or a deposit in the Bank, and using the funds to finance distributions to their investors. These SPEs are consolidated due to the Bank’s decision-making power and ability to retain the majority of the benefits of the trusts.

Details of issuances and redemptions of covered bonds, subordinated debentures and capital instruments by the Bank’s consolidated funding vehicles are described in Notes 21, 22 and 23, respectively.

Other

Assets of other consolidated SPEs are comprised of securities, deposits with banks and other assets to meet Bank and customer needs.

(b)	Unconsolidated SPEs

The following table provides information about other SPEs in which the Bank has a significant interest but does not control and therefore does not consolidate. A significant interest is generally considered to exist where the Bank is exposed to 10% or more of the unconsolidated SPE’s maximum exposure to loss.

	As at				Opening as at
	October 31, 2012		October 31, 2011		November 1, 2010
($ millions)	Total assets	Maximum exposure to loss	Total assets	Maximum exposure to loss	Total assets	Maximum exposure to loss
Canadian multi-seller conduits that the Bank administers	$2,638	$2,638	$1,697	$1,697	$945	$945
Structured finance entities	3,544	1,826	4,617	3,023	7,090	5,240
Other	815	144	946	122	369	97
Total	$6,997	$4,608	$7,260	$4,842	$8,404	$6,282

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the SPE, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the SPE. Of the aggregate amount of maximum exposure to loss as at October 31, 2012, the Bank has recorded $2.0 billion (2011 – $3.1 billion; November 1, 2010 – $5.3 billion), primarily its interest in the SPEs, on its Consolidated Statement of Financial Position.

Canadian multi-seller conduits that the Bank administers

The Bank sponsors two Canadian multi-seller conduits. The conduits purchase assets from outside parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements for their portion of the programs through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase non-defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. The liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided program-wide credit enhancement to these conduits. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $0.8 billion (2011 – $0.7 billion; November 1, 2010 – $0.4 billion) based on future asset purchases by these conduits.

Under IFRS, the Bank’s exposure to the Canadian conduit does not give the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the two Canadian conduits.

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CONSOLIDATED FINANCIAL STATEMENTS

Structured finance entities

The Bank has interests in special purpose entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures.

Other

Other includes investments in managed funds, collateralized debt obligation entities, and other SPEs. The Bank’s maximum exposure to loss includes its net investment in these funds.

15	Property and equipment

($ millions)	Land	Buildings	Equipment	Leasehold improvements	Total
Cost
Balance as at November 1, 2010	$314	$1,905	$3,008	$1,043	$6,270
Acquisitions	8	246	111	55	420
Additions	17	64	118	37	236
Disposals	(7)	(146)	(62)	(38)	(253)
Foreign currency adjustments and other	(1)	(16)	13	10	6
Balance as at October 31, 2011	$331	$2,053	$3,188	$1,107	$6,679
Acquisitions	21	238	93	10	362
Additions	2	158	289	56	505
Disposals(2)	(56)	(792)	(253)	(94)	(1,195)
Foreign currency adjustments and other	2	(10)	(1)	(1)	(10)
Balance as at October 31, 2012	$300	$1,647	$3,316	$1,078	$6,341
Accumulated depreciation
Balance as at November 1, 2010	$–	$760	$2,459	$653	$3,872
Depreciation	–	62	159	53	274
Disposals	–	(10)	(23)	(8)	(41)
Foreign currency adjustments and other	–	32	30	8	70
Balance as at October 31, 2011	$–	$844	$2,625	$706	$4,175
Depreciation	–	43	180	58	281
Disposals(2)	–	(207)	(79)	(80)	(366)
Foreign currency adjustments and other	–	5	(9)	(5)	(9)
Balance as at October 31, 2012	$–	$685	$2,717	$679	$4,081
Net book value
Balance as at October 31, 2011	$331	$1,209	$563	$401	$2,504 (1)
Balance as at October 31, 2012	$300	$962	$599	$399	$2,260 (1)

(1)	Includes $33 (2011 – $252) of investment property.
(2)	During the year the Bank sold certain real estate assets which reduced land, buildings and equipment by $295 and investment property by $219 and recorded an after tax gain of $708.

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CONSOLIDATED FINANCIAL STATEMENTS

16	Investments in associates

Significant interests in associates

The Bank had significant investments in the following associates:

	As at							Opening as at
			October 31, 2012				October 31 2011	November 1 2010
($ millions)	Country of incorporation	Nature of business	Ownership percentage		Date of financial statement(1)	Carrying value	Carrying value	Carrying value
Associates
CI Financial Corp.(2)	Canada	Wealth Management	36.9%		September 30, 2012	$2,511	$2,468	$2,411
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%		September 30, 2012	1,570	1,430	1,367
Maduro & Curiel’s Bank N.V.	Curacao	Banking	48.2%		September 30, 2012	168	152	138
Bank of Xi’an Co. Ltd.	China	Banking	18.1	%(3)	September 30, 2012	227	95	72
DundeeWealth Inc.(4)	Canada	Wealth Management	N/A		N/A	N/A	N/A	372

(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Based on the quoted price on the Toronto Stock Exchange (TSX) of CI Financial Corp. as at October 31, 2012, the Bank’s investment in CI Financial Corp. amounted to $2,442 (October 31, 2011 – $2,092, November 1, 2010 – $2,237).
(3)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors. During 2012, the Bank increased its equity interest in Bank of Xi’an Co. Ltd. by acquiring an additional 3.3% for approximately $100.
(4)	On November 1, 2010, the Bank had significant influence over DundeeWealth through its 19% ownership interest and accounted for its investment using the equity method. Based on the quoted price on the TSX of DundeeWealth as at November 1, 2010, the Bank’s investment in DundeeWealth amounted to $477. During the second quarter of 2011, the Bank completed its acquisition of 100% of the issued and outstanding common shares of DundeeWealth.
N/A	- not applicable as control of DundeeWealth was acquired on February 1, 2011.

Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended and as at September 30, 2012(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
CI Financial Corp.	$1,418	$345	$3,107	$1,452
Thanachart Bank Public Company Limited	1,472	232	30,815	28,205
Maduro & Curiel’s Bank N.V.	260	77	3,377	3,012
Bank of Xi’an Co. Ltd.	478	212	15,197	14,203

	For the twelve months ended and as at September 30, 2011(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
CI Financial Corp.	$ 1,482	$ 377	$ 3,180	$ 1,524
Thanachart Bank Public Company Limited	1,547	277	28,466	26,095
Maduro & Curiel’s Bank N.V.	253	73	3,336	2,998
Bank of Xi’an Co. Ltd.	377	161	12,521	11,724

(1)	Based on the most recent available financial statements.

17	Goodwill and other intangible assets

Goodwill

The changes in the carrying amounts of goodwill cash-generating units (CGUs) or group of CGUs are as follows:

($ millions)	Canadian Banking	Global Wealth Management		Global Capital Markets	Global Corporate & Investment Banking	Latin America		Caribbean/ Central America	Pacific	Total
Opening as at November 1, 2010	$334	$774		$17	$103	$1,171		$665	$–	$3,064
Acquisitions	–	1,232	(1)	–	–	86		–	–	1,318
Foreign currency adjustments and other	–	(5)		(1)	6	(22)		(9)	–	(31)
Balance as at October 31, 2011	$334	$2,001		$16	$109	$1,235		$656	$–	$4,351
Acquisitions	2	–		71	–	819	(2)	–	–	892
Foreign currency adjustments and other	(17)	14		–	–	9		(10)	–	(4)
Balance as at October 31, 2012	$319	$2,015		$87	$109	$2,063		$646	$–	$5,239

(1)	The change from November 1, 2010 to October 31, 2011 is mainly due to the acquisition of DundeeWealth Inc. Refer to Note 40 for further details.
(2)	The change from October 31, 2011 is mainly due to the acquisition of Banco Colpatria. Refer to Note 40 for further details.

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CONSOLIDATED FINANCIAL STATEMENTS

Impairment testing of goodwill

Goodwill acquired in business combinations is allocated to the CGUs or group of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of the CGU or group of CGUs falling below its carrying value.

The carrying value also considers the amount of goodwill and unamortized intangible assets allocated to a CGU or group of CGUs. The recoverable amount is the higher of fair value less costs to sell and value in use. The recoverable amount is determined based on fair value less costs to sell using price earnings (P/E) multiples applied to normalized net income for the last four quarters. P/E multiples ranging from 7-14 are applied to the normalized net income and a control premium is added if applicable based on a five year weighted average acquisition premiums paid for comparable companies. Costs to sell are deducted from the fair value of each CGU or group of CGUs, and the resultant recoverable amount is then compared to its respective carrying amount.

The fair value less costs to sell of a CGU or group of CGUs is sensitive to changes in the P/E multiples and the control premium. Management believes that reasonable negative changes in key assumptions used to determine the recoverable amount of the CGU or group of CGUs would not result in an impairment.

Goodwill was assessed for annual impairment as at July 31, 2012, July 31, 2011, and November 1, 2010, and no impairment was determined.

Intangible assets

Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposits.

	Finite life		Indefinite life
($ millions)	Computer software	Other intangibles	Fund management contracts (1)	Other intangibles	Total
Cost
Balance as at November 1, 2010	$448	$651	$–	$–	$1,099
Acquisitions	1	213	2,325	65	2,604
Additions	210	22	–	–	232
Disposals	(1)	(1)	–	–	(2)
Foreign currency adjustments and other	(5)	2	–	–	(3)
Balance as at October 31, 2011	$653	$887	$2,325	$65	$3,930
Acquisitions	–	4	–	2	6
Additions	263	90	–	–	353
Disposals	(3)	(2)	–	–	(5)
Foreign currency adjustments and other	1	(2)	–	–	(1)
Balance as at October 31, 2012	$914	$977	$2,325	$67	$4,283
Accumulated amortization
Balance as at November 1, 2010	$91	$411	$–	$–	$502
Amortization Expense(2)	64	75	–	–	139
Disposals	–	–	–	–	–
Foreign currency adjustments and other	(1)	2	–	–	1
Balance as at October 31, 2011	$154	$488	$–	$–	$642
Amortization Expense(2)	82	87	–	–	169
Disposals	(1)	–	–	–	(1)
Foreign currency adjustments and other	–	20	–	–	20
Balance as at October 31, 2012	$235	$595	$–	$–	$830
Net book value
As at October 31, 2011	$499	$399	$2,325	$65	$3,288
As at October 31, 2012	$679	$382	$2,325	$67	$3,453

(1)	Fund management contracts are attributable to DundeeWealth Inc.
(2)	There were no write-offs, impairment charges or reversal of impairments for the periods presented.

Impairment testing of intangible assets

Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of the fund management contracts is based on a value in use approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets which include key assumptions related to market appreciation, net sales of funds, and operating margins taking into consideration past experience and market expectations. The forecast cash flows cover a 5-year period, with a terminal growth rate of 3.5% applied thereafter. These cash flows have been discounted at a rate of 12%.

As at October 31, 2012, there is no impairment of the indefinite life intangible assets.

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CONSOLIDATED FINANCIAL STATEMENTS

18	Other assets

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011	November 1 2010
Accrued interest	$1,703	$1,567	$1,519
Accounts receivable	1,748	2,036	1,569
Current tax assets	488	49	120
Pension assets (Note 31)	330	170	135
Receivable from brokers, dealers and clients	1,523	763	292
Receivable from the Federal Deposit Insurance Corporation	534	775	852
Other	4,346	3,802	2,987
Total	$10,672	$9,162	$7,474

19	Leases

(a)	As Lessor

Finance lease receivables

The Bank offers asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies to provide customized finance programmes to assist manufacturers, dealers and distributors of assets.

Finance lease receivables are included within loans. The Bank’s net investment in finance lease receivables was as follows:

As at October 31, 2012 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$1,120	$142	$978
After one year but not more than five years	2,536	213	2,323
More than five years	466	49	417
Total	$4,122	$404	$3,718

As at October 31, 2011 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$1,221	$155	$1,066
After one year but not more than five years	2,531	251	2,280
More than five years	371	37	334
Total	$4,123	$443	$3,680

Opening as at November 1, 2010 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$802	$102	$700
After one year but not more than five years	2,258	275	1,983
More than five years	799	126	673
Total	$3,859	$503	$3,356

At October 31, 2012, unguaranteed residual value of $25 million (2011 – $28 million, November 1, 2010 – $37 million) had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to $19 million (2011 – $26 million, November 1, 2010 – $19 million).

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	As Lessee

Operating lease commitments

The Bank leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Bank also leases equipment under non-cancellable lease arrangements. Where the Bank is the lessee, the future minimum lease payment under non-cancellable operating leases are as follows:

As at October 31 ($ millions)	2012	2011
Within one year	$283	$234
After one year but not more than five years	755	639
More than five years	507	325
Total	$1,545	$1,198

The total of future minimum sublease payments to be received under non-cancellable subleases at the reporting date is $3 million (2011 – $1 million).

Building rent expense, included in premises and technology expense in the Consolidated Statement of Income, was $321 million (2011 – $276 million).

20	Deposits

	As at						Opening as at
	October 31, 2012					October 31 2011	November 1 2010
	Payable on demand		Payable after notice	Payable on a fixed date	Total
($ millions)	Interest- bearing	Non-interest bearing
Personal	$4,796	$3,671	$58,310	$71,274	$138,051	$133,025	$128,850
Business and government	46,165	14,994	18,804	215,625	295,588	266,965	233,349
Banks	1,645	467	858	27,000	29,970	21,345	22,113
Total	$52,606	$19,132	$77,972	$313,899	$463,609	$421,335	$384,312
Recorded in:
Canada					$308,085	$276,006	$262,942
United States					68,708	77,753	52,299
Mexico					9,046	8,513	9,206
Peru					8,064	7,326	6,424
Chile					5,597	4,845	4,350
Colombia					5,698	55	–
U.K.					15,561	12,252	11,606
Other International					42,850	34,585	37,485
Total(1)					$463,609	$421,335	$384,312

(1)	Deposits denominated in U.S. dollars amount to $175,464 (October 31, 2011 – $154,726, November 1, 2010 – $125,773) deposits denominated in Mexican pesos amount to $8,251 (October 31, 2011 – $7,818, November 1, 2010 – $8,389) and deposits denominated in other foreign currencies amount to $40,858 (October 31, 2011 – $30,768, November 1, 2010 – $31,386)

Refer to Note 39(b) for contractual maturity structure for deposits which provides maturities within three months, three to six months, six to twelve months, one to five years and over five years.

21	Covered bond program

Under the Bank’s global covered bond program, the Bank issues debt to investors that is guaranteed by Scotia Covered Bond Trust (the “Trust”), a consolidated SPE. Under the program, the Trust purchases CMHC insured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2012, $15.8 billion (October 31, 2011 – $8.0 billion; November 1, 2010 – $5.1 billion) covered bonds were outstanding and included in business and government deposits on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. and Australian dollars.

As at October 31, 2012, assets pledged in relation to these covered bonds was $17.1 billion (October 31, 2011 – $11.2 billion; November 1, 2010 – $7.3 billion).

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CONSOLIDATED FINANCIAL STATEMENTS

22	Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors.

The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

			As at			Opening as at
($ millions)			October 31, 2012		October 31 2011	November 1 2010
Maturity date	Interest rate (%)	Terms(1)	Par value	Carrying value(2)	Carrying value(2)	Carrying value(2)
September 2013	8.30	Redeemable at any time.	$250	$250	$251	$251
November 2017(3)	5.25	Redeemable at any time. After November 1, 2012, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.00%.	1,000	1,000	1,000	1,000
January 2018	5.30	Redeemable at any time. After January 31, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.90%.	300	300	300	300
March 2018	4.99	Redeemable at any time. After March 27, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 2%.	1,700	1,704	1,713	1,722
October 2018	6.00	Redeemable at any time. After October 3, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 3.25%.	950	950	950	950
April 2019	4.94	Redeemable at any time. After April 15, 2014, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 4.24%.	1,000	1,000	1,000	1,000
January 2021	6.65	Redeemable at any time. After January 22, 2016, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 5.85%.	1,000	1,000	1,000	1,000
August 2022	2.898	Redeemable on or after August 3, 2017. After August 3, 2017, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.255%.	1,500	1,500	–	–
October 2024	3.036	Redeemable on or after October 18, 2017. After October 18, 2019, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.14%.	1,750	1,751	–	–
June 2025	8.90	Redeemable at any time.	250	267	268	270
November 2037	3.015	JPY ¥10 billion. Redeemable on November 20, 2017.	125	134	134	134
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018.	125	135	136	137
August 2085(4)	Floating	US $152 million bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date.	152	152	171	175
			$10,102	$10,143	$6,923	$6,939

The contractual maturities of the debentures are summarized in Note 39(b).

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.
(3)	These are Scotiabank Trust Subordinates Notes – Series A issued by Scotiabank Subordinated Notes Trust, a consolidated special purpose entity.
(4)	Total repurchases in fiscal 2012 were approximately US $20 (2011 – nil).

23	Capital instruments

The Bank’s capital instruments have been assessed as either liability instruments, equity instruments, or compound instruments comprised of both liability and equity components. Capital instruments that have certain payment features that do not create an unavoidable obligation to pay cash are classified, in whole or in part, as non-controlling interests – capital instruments equity holders. The Bank’s capital instruments are issued by consolidated SPEs and are eligible as Tier 1 capital for regulatory purposes under Basel II.

		As at				Opening as at
($ millions)		October 31, 2012		October 31, 2011		November 1, 2010
Trust securities	Face Amount	Liability	Equity(1)	Liability	Equity(1)	Liability	Equity(1)
Scotiabank Trust Securities issued by BNS Capital Trust
– Series 2000-1(a)	$500	$–	$–	$–	$–	$494	$–
Scotiabank Trust Securities issued by Scotiabank Capital Trust
– Series 2002-1(b)	750	–	–	696	46	653	89
– Series 2003-1(c) (f) (g)	750	708	34	657	85	618	124
– Series 2006-1(d) (f) (g)	750	–	743	–	743	–	743
Scotiabank Tier 1 Securities issued by Scotiabank Tier 1 Trust
– Series 2009-1(e) (f) (g)	650	650	–	650	–	650	–
Total		$1,358	$777	$2,003	$874	$2,415	$956
(1)	Net of distributions payable included in other liabilities.

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CONSOLIDATED FINANCIAL STATEMENTS

(a)	On December 31, 2010, BNS Capital Trust redeemed all of its $500 million issued and outstanding Scotiabank Trust Securities – Series 2000-1.
(b)	On June 30, 2012, Scotiabank Capital Trust redeemed all of its issued and outstanding Scotiabank Trust Securities – Series 2002-1 (Scotia BaTS). An insignificant amount of these securities were converted into Preferred Shares Series W and were redeemed by the Bank on July 29, 2012. The redemption of Scotia BaTS resulted in a loss of $17 million being recorded in other operating income – other, all of which has been attributed to non-controlling interests – capital instrument equity holders.
(c)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2003-1 (Scotia BaTS II Series 2003-1). The Scotia BaTS II Series 2003-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. With regulatory approval, these securities may be redeemed in whole or in part by the payment of cash, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under the circumstances outlined in (f) below, the Scotia BaTS II Series 2003-1 would be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Notes 26 and 27 – Restrictions on dividend payments]. In certain circumstances on or after December 31, 2013, the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. If there is an automatic exchange of the Scotia BaTS II Series 2003-1 into Preferred Shares Series V of the Bank, then the Bank would become the sole beneficiary of the Trust.
(d)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole or in part by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Notes 26 and 27- Restrictions on dividend payment]. Under the circumstances outlined in (f) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank.
The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(e)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). These securities qualify as Tier 1 capital. Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in (f) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust.
(f)	The Scotia BaTS II Series 2003-1, Scotia BaTS II 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(g)	No cash distributions will be payable on the Scotia BaTS II Series 2003-1, Scotia BaTS II 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2003-1, Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Notes 26 and 27 – Restrictions on dividend payments].

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CONSOLIDATED FINANCIAL STATEMENTS

24	Other liabilities

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011	November 1 2010
Accrued interest	$2,035	$1,977	$2,096
Accounts payable and accrued expenses	6,050	5,990	5,165
Current tax liabilities	887	370	509
Deferred tax liabilities (Note 30)	538	478	444
Gold and silver certificates and bullion	3,617	3,931	5,153
Margin and collateral accounts	3,469	4,149	3,360
Payables to brokers, dealers and clients	766	245	58
Provisions for off-balance sheet credit risks and other (Note 25)	365	283	304
Pension liabilities (Note 31)	359	382	389
Other liabilities of subsidiaries and SPEs	9,392	8,070	8,559
Other	4,275	3,973	3,688
Total	$31,753	$29,848	$29,725

25	Provisions

($ millions)	Off-balance sheet credit risks	Other	Total
As at November 1, 2011	$137	$146	$283
Provisions made during the year	47	110	157
Provisions used or no longer required during the year	–	(75)	(75)
Balance as at October 31, 2012	$184	$181	$365

Off-balance sheet credit risks

The provision for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Other

Other primarily includes provisions related to litigation reserves. In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

26	Common shares

Authorized:

An unlimited number of common shares without nominal or par value.

Issued and fully paid:

	As at
	October 31, 2012				October 31, 2011
($ millions)	Number of shares		Amount		Number of shares		Amount
Common shares:
Outstanding at beginning of year	1,088,972,173		$8,336		1,042,912,914		$5,750
Issued under Shareholder Dividend and Share Purchase Plan(1)	15,764,487		822		11,651,346		632
Issued in relation to share-based payments, net (Note 29)	3,282,012		134		3,014,910		151
Issued under public offering	66,350,000		3,329		–		–
Issued in relation to the acquisition of a subsidiary or associated corporation	10,000,000		518	(2)	31,393,003		1,803	(3)
Outstanding at end of year	1,184,368,672	(4)(5)	$13,139		1,088,972,173	(4)(5)	$8,336

(1)	On February 14, 2012, the Board approved an additional 15,100,000 common shares to be reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan (the “Plan”). As at October 31, 2012, there were 7,103,491 common shares held in reserve for issuance under the Plan.
(2)	Represents $518 issued in relation to the acquisition of Banco Colpatria on January 17, 2012.
(3)	Includes $1,796 issued in relation to the acquisition of DundeeWealth Inc. on February 1, 2011.
(4)	In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2012, the number of such shares bought and sold was 15,546,467 (2011 – 14,416,246; 2010 – 13,319,524).
(5)	Excludes 204,938 shares in 2012 (2011 – 506,807) held by the Bank in relation to share-based payment plans cancelled.

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CONSOLIDATED FINANCIAL STATEMENTS

Common shares issued under public offering

On February 9, 2012 and September 7, 2012, the Bank completed public offerings of 33 million and 33.35 million common shares, respectively, at prices of $50.25 and $52 per common share. As a result, the Bank recorded an aggregate increase to equity – common shares of $3,329 million, net of transaction costs and related tax of $63 million.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its preferred or common shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 23 Capital instruments] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares.

Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

Dividend

The dividends paid on common shares in 2012 and 2011 were $2,493 million ($2.19 per share) and $2,200 million ($2.05 per share), respectively. The Board of Directors approved a quarterly dividend of 57 cents per common share at its meeting on December 6, 2012. This quarterly dividend applies to shareholders of record as of January 2, 2013, and is payable January 29, 2013.

27	Preferred shares

Authorized:

An unlimited number of preferred shares without nominal or par value.

Issued and fully paid:

	As at				Opening as at
	October 31, 2012		October 31, 2011		November 1, 2010
($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Preferred shares(a):
Series 12(b)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(c)	12,000,000	300	12,000,000	300	12,000,000	300
Series 14(d)	13,800,000	345	13,800,000	345	13,800,000	345
Series 15(e)	13,800,000	345	13,800,000	345	13,800,000	345
Series 16(f)	13,800,000	345	13,800,000	345	13,800,000	345
Series 17(g)	9,200,000	230	9,200,000	230	9,200,000	230
Series 18(h)	13,800,000	345	13,800,000	345	13,800,000	345
Series 20(i)	14,000,000	350	14,000,000	350	14,000,000	350
Series 22(j)	12,000,000	300	12,000,000	300	12,000,000	300
Series 24(k)	10,000,000	250	10,000,000	250	10,000,000	250
Series 26(l)	13,000,000	325	13,000,000	325	13,000,000	325
Series 28(m)	11,000,000	275	11,000,000	275	11,000,000	275
Series 30(n)	10,600,000	265	10,600,000	265	10,600,000	265
Series 32(o)	16,345,767	409	16,345,767	409	–	–
Total preferred shares	175,345,767	$4,384	175,345,767	$4,384	159,000,000	$3,975

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CONSOLIDATED FINANCIAL STATEMENTS

Terms of preferred shares

	Dividends per share	Issue date	Issue price	Initial dividend	Initial dividend payment date	Dividend reset rate	Redemption date	Redemption price
Preferred shares
Series 12(b)	$0.328125	July 14, 1998	$25.00	$0.381164	October 28, 1998	–	October 29, 2013	$25.00
Series 13(c)	0.300000	March 15, 2005	25.00	0.440500	July 27, 2005	–	April 26, 2012 to April 25, 2013	25.50
Series 14(d)	0.281250	January 24, 2007	25.00	0.283560	April 26, 2007	–	April 26, 2012 to April 25, 2013	26.00
Series 15(e)	0.281250	April 5, 2007 April 17, 2007	25.00	0.348290	July 27, 2007	–	July 27, 2012 to July 28, 2013	26.00
Series 16(f)	0.328125	October 12, 2007	25.00	0.391950	January 29, 2008	–	January 29, 2013	26.00
Series 17(g)	0.350000	January 31, 2008	25.00	0.337530	April 28, 2008	–	April 26, 2013	26.00
Series 18(h)	0.312500	March 25, 2008 March 27, 2008	25.00	0.431500	July 29, 2008	2.05%	April 26, 2013	25.00
Series 20(i)	0.312500	June 10, 2008	25.00	0.167800	July 29, 2008	1.70%	October 26, 2013	25.00
Series 22(j)	0.312500	September 9, 2008	25.00	0.482900	January 28, 2009	1.88%	January 26, 2014	25.00
Series 24(k)	0.390600	December 12, 2008	25.00	0.586500	April 28, 2009	3.84%	January 26, 2014	25.00
Series 26(l)	0.390625	January 21, 2009	25.00	0.415240	April 28, 2009	4.14%	April 26, 2014	25.00
Series 28(m)	0.390625	January 30, 2009	25.00	0.376710	April 28, 2009	4.46%	April 26, 2014	25.00
Series 30(n)	0.240625	April 12, 2010	25.00	0.282200	July 28, 2010	1.00%	April 26, 2015	25.00
Series 32(o)	0.231250	February 1, 2011	25.00	0.215410	April 27, 2011	1.34%	February 2, 2016	25.00
		February 28, 2011

(a)	Non-cumulative preferential cash dividends on Series 12, 13, 14, 15, 16, 17, 18, 20, 22, 24, 26, 28, 30 and 32 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares (Series 18, 20, 22, 24, 26, 28, 30 and 32) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on all Rate Reset Preferred Shares will be determined by the sum of the 5-year Government of Canada Yield plus the indicated dividend reset rate, multiplied by $25.00. If outstanding, non-cumulative preferential cash dividends on the Series 19, 21, 23, 25, 27, 29, 31 and 33 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-year Rate Reset Preferred Shares (Series 19, 21, 23, 25, 27, 29, 31 and 33) are payable, in an amount per share equal to the sum of the T-Bill Rate plus the dividend reset rate of the converted preferred shares, multiplied by $25.00. Holders of Fixed Rate Reset Preferred Shares will have the option to convert shares into an equal number of the relevant series of Floating Rate Preferred Shares on the applicable Rate Reset Series conversion date and every five years thereafter. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 18, 20, 22, 24, 26, 28, 30 or 32 preferred shares issued and outstanding on the applicable conversion date, all of the issued and outstanding Series 18, 20, 22, 24, 26, 28, 30 or 32 preferred shares will be automatically converted on the applicable conversion date into an equal number of Series 19, 21, 23, 25, 27, 29, 31 or 33 preferred shares.
(b)	With regulatory approval, the Series 12 Non-cumulative Preferred Shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.
(c)	With regulatory approval, the Series 13 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 26, 2012 and ending April 25, 2013 at $25.50 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 27, 2014, following which no redemption premium is payable.
(d)	With regulatory approval, the Series 14 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 26, 2012 and ending April 25, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2016, following which no redemption premium is payable.
(e)	With regulatory approval, the Series 15 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing July 27, 2012 and ending July 28, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until July 26, 2016, following which no redemption premium is payable.
(f)	With regulatory approval, the Series 16 Non-cumulative Preferred Shares may be redeemed by the Bank on or after January 29, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until January 26, 2017, following which no redemption premium is payable.
(g)	With regulatory approval, the Series 17 Non-cumulative Preferred Shares may be redeemed by the Bank on or after April 26, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 25, 2017, following which no redemption premium is payable.
(h)

Holders of Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2013, and on April 26 every five years thereafter. With regulatory approval, Series 18 preferred shares may be redeemed by the Bank on April 26, 2013, and for Series 19 preferred shares, if applicable, on April 26, 2018 and every five years thereafter,

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CONSOLIDATED FINANCIAL STATEMENTS

respectively, at $25.00 per share, together with declared and unpaid dividends.
(i)	Holders of Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2013, and on October 26 every five years thereafter. With regulatory approval, Series 20 preferred shares may be redeemed by the Bank on October 26, 2013, and for Series 21 preferred shares, if applicable, on October 26, 2018 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(j)	Holders of Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. With regulatory approval, Series 22 preferred shares may be redeemed by the Bank on January 26, 2014, and for Series 23 preferred shares, if applicable, on January 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(k)	Holders of Series 24 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 25 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. With regulatory approval, Series 24 preferred shares may be redeemed by the Bank on January 26, 2014, and, if applicable, Series 25 preferred shares on January 26, 2019 and every five years thereafter, respectively, for $25.00 per share, together with declared and unpaid dividends.
(l)	Holders of Series 26 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 27 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. With regulatory approval, Series 26 preferred shares may be redeemed by the Bank on April 26, 2014, and for Series 27 preferred shares, if applicable, on April 26, 2019, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(m)	Holders of Series 28 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 29 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. With regulatory approval, Series 28 preferred shares may be redeemed by the Bank on April 26, 2014 and for Series 29 preferred shares, if applicable, on April 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(n)	Holders of Series 30 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 31 non-cumulative floating rate preferred shares on April 26, 2015, and on April 26 every five years thereafter. With regulatory approval, Series 30 preferred shares may be redeemed by the Bank on April 26, 2015, and for Series 31 preferred shares, if applicable, on April 26, 2020 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(o)	Holders of Series 32 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 33 non-cumulative floating rate preferred shares on February 2, 2016, and on February 2 every five years thereafter. With regulatory approval, Series 32 preferred shares may be redeemed by the Bank on February 2, 2016, and for Series 33 preferred shares, if applicable, on February 2, 2021 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 23 Capital instruments] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

28	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates,

capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements.

Regulatory capital ratios are determined in accordance with the capital framework, based on the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, commonly known as Basel II.

Under this framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal

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CONSOLIDATED FINANCIAL STATEMENTS

Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements.

The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios and effective 2011, for a significant portion of international corporate and commercial portfolios. In 2013, the Bank will implement the AIRB approach for its Caribbean Retail portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on- and off-balance sheet exposures.

The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at October 31, 2012. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at October 31, 2012.

Bank regulatory capital consists of two components – Tier 1 capital, which is more permanent, and Tier 2 capital, as follows:

	IFRS	CGAAP(1)
	As at
($ millions)	October 31, 2012	October 31, 2011	November 1, 2010
Total equity attributable to equity holders of the Bank	$39,636	$32,760	$27,631
Adjustment for transition to IFRS	322	–	–
Components of accumulated other comprehensive income excluded from Tier 1	(497)	(444)	(457)
Capital instruments and equity(2)	2,150	2,900	3,400
Non-controlling interests in subsidiaries	966	640	579
Goodwill and intangibles in excess of 5% of Gross Tier 1 Capital	(5,239)	(4,662)	(3,050)
Other capital deductions(3)	(2,902)	(2,705)	(2,769)
Tier 1 capital	$34,436	$28,489	$25,334
Qualifying subordinated debentures, net of amortization	9,893	6,723	6,790
Other net capital items(4)	(2,136)	(2,679)	(2,525)
Tier 2 capital	$7,757	$4,044	$4,265
Total regulatory capital	$42,193	$32,533	$29,599
Total risk-weighted assets	$253,309	$233,970	$215,034
Capital ratios
Tier 1 capital ratio	13.6%	12.2%	11.8%
Total capital ratio	16.7%	13.9%	13.8%
Assets-to-capital multiple	15.0x	16.6x	17.0x

(1)	Prior periods have not been restated as they represent the actual ratios reported in that period for regulatory purposes.
(2)	Includes distributions payable recorded in other liabilities.
(3)	Comprised of 50% of all investments in certain specified corporations, including insurance subsidiaries effective November 1, 2011, and other items.
(4)	Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities prior to November 1, 2011, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities.

29	Share-based payments

(a)	Stock option plans

The Bank grants stock options, tandem stock appreciation rights (Tandem SARs) and stand-alone stock appreciation rights (SARs) as part of the Employee Stock Option Plan. Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date.

Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. As approved by the shareholders, a total of 129 million common shares have been reserved for issuance under the Bank’s Employee Stock Option Plan of which 87.2 million common shares have been issued as a result of the exercise of options and 22.3 million common shares are committed under outstanding options, leaving 19.5 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 6, 2012 to December 5, 2021.

The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.

The stock option plans include:

¡	Tandem stock appreciation rights

Employee stock options granted between November 1, 2002 to November 1, 2009 have Tandem SARs, which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SARs and thereby receive the intrinsic value of the stock option in cash. As at October 31, 2012, 4,628,608 Tandem SARs were outstanding (2011 – 14,163,016; November 1, 2010 – 16,382,636).

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CONSOLIDATED FINANCIAL STATEMENTS

The share-based payment liability recognized for vested Tandem SARs as at October 31, 2012 was $56 million (2011 – $199 million; November 1, 2010 – $285 million). The corresponding intrinsic value of this liability as at October 31, 2012 was $56 million (2011 – $190 million; November 1, 2010 – $264 million).

In 2012, a benefit of $23 million (2011 – $19 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit included gains arising from derivatives used to manage the volatility of share-based payment of $22 million (2011 – net of losses of $11 million).

Renouncement of Tandem SARs

During the year, certain employees voluntarily renounced 6,739,163 Tandem SARs while retaining their corresponding option for shares. These renouncements are not considered to be modifications of the stock options under IFRS. As a result, the stock options are not required to be re-valued and the existing accrued liability of $75 million and related deferred tax asset of $20 million was reclassified to equity, resulting in a net increase to equity – other reserves of $55 million. The remaining outstanding Tandem SARs continue to be liability-classified and re-measured to fair value at each reporting period.

¡	Stock options

Employee stock options granted beginning December 2009, are equity-classified stock options which call for settlement in shares and do not have Tandem SAR features.

The amount recorded in equity – other reserves for vested stock options as at October 31, 2012 was $151 million (2011 – $61 million; November 1, 2010 – $25 million).

In 2012, an expense of $31 million (2011 – $36 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2012, future unrecognized compensation cost for non-vested stock options was $11 million (2011 – $16 million) which is to be recognized over a weighted-average period of 1.56 years (2011 – 1.75 years).

As part of the February 1, 2011 acquisition, DundeeWealth stock options were converted to 1,293,308 options based on the Bank’s common shares. These options expire between December 21, 2012 and January 20, 2021. No share option awards have been granted under this plan since February 1, 2011.

¡	Stock appreciation rights

Stand-alone SARs are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.

During fiscal 2012, 319,552 SARs were granted (2011 – 385,736) and as at October 31, 2012, 2,195,093 SARs were outstanding (2011 – 2,597,908; November 1, 2010 – 3,254,098), of which 2,079,498 SARs were vested (2011 – 2,410,478; November 1, 2010 – 2,887,488).

The share-based payment liability recognized for vested SARs as at October 31, 2012 was $21 million (2011 – $34 million; November 1, 2010 – $63 million). The corresponding intrinsic value of this liability as at October 31, 2012 was $19 million (2011 – $30 million; November 1, 2010 – $63 million).

In 2012, an expense of $2 million (2011 – $4 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This expense was net of gains arising from derivatives used to manage the volatility of share-based payment of $4 million (2011 – included losses of $1 million).

Determination of fair values

The share-based payment liability and corresponding expense for SARs and options with Tandem SAR features, was quantified using the Black-Scholes option pricing model with the following assumptions and resulting fair value per award:

As at October 31	2012	2011
Assumptions
Risk-free interest rate	1.26% – 1.79%	1.12% – 1.85%
Expected dividend yield	3.96%	3.83%
Expected price volatility	15.64% – 23.57%	20.76% – 28.16%
Expected life of option	0.04 – 6.24 years	0.05 – 5.81 years
Fair value
Weighted-average fair value	$11.39	$15.38

The share-based payment expense for stock options, i.e., without Tandem SAR features, was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2012 and 2011 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2012 Grant	2011 Grant
Assumptions
Risk-free interest rate	1.74%	2.70%
Expected dividend yield	4.16%	3.43%
Expected price volatility	26.50%	23.24%
Expected life of option	6.23 years	6.12 years
Fair value
Weighted-average fair value	$7.25	$9.42

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CONSOLIDATED FINANCIAL STATEMENTS

Details of the Bank’s Employee Stock Option Plan are as follows(1):

	As at
	October 31, 2012		October 31, 2011(2)
	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	22,406	$43.39	20,988	$39.14
Granted(3)	3,837	49.93	3,415	55.63
Issued on acquisition	–	–	1,293	43.98
Exercised as options	(2,790)	28.11	(3,036)	28.73
Exercised as Tandem SARs	(125)	28.55	(68)	28.18
Forfeited/expired(3)	(217)	53.93	(186)	37.80
Outstanding at end of year(4)	23,111	$46.30	22,406	$43.39
Exercisable at end of year(5)	13,252	$44.02	12,585	$39.66
Available for grant	19,706		23,202

	Options Outstanding			Options Exercisable
As at October 31, 2012	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$24.40 to $33.89	5,132	4.61	$32.58	4,037	$32.30
$38.19 to $46.02	2,588	2.65	$42.89	2,552	$42.95
$47.39 to $52.00	9,332	7.35	$49.44	3,588	$49.81
$52.57 to $55.63	6,059	7.08	$54.54	3,075	$53.54
	23,111	6.15	$46.30	13,252	$44.02

(1)	Excludes SARs.
(2)	Comparative amounts have been restated to conform with current presentation.
(3)	Excludes renouncement of Tandem SARs by employees while retaining their corresponding option for shares.
(4)	Includes outstanding options of 4,628,608 Tandem SARs (2011 – 14,163,016) and 847,800 options originally issued under DundeeWealth plans (2011 – 1,057,349).
(5)	Includes exercisable options of 4,192,242 Tandem SARs (2011 – 11,518,088) and 314,723 options originally issued under DundeeWealth plans (2011 – 162,864).

(b)	Employee share ownership plans

Eligible employees can generally contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches 50% of eligible contributions, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2012, the Bank’s contributions totalled $28 million (2011 – $30 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

(c)	Other share-based payment plans

Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. These units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.

In 2012, an aggregate expense of $191 million (2011 – $215 million expense net of hedge) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense was net of gains arising from derivatives used to manage the volatility of share-based payment of $43 million (2011 – included losses of $13 million).

As at October 31, 2012, the share-based payment liability recognized for vested awards under these plans was $627 million (2011 – $539 million; November 1, 2010 – $351 million).

Details of these other share-based payment plans are as follows:

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2012, there were 1,825,777 units outstanding (2011 – 1,764,974).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2012, there were 413,723 units outstanding (2011 – 360,216).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units are paid, in cash, to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2012, there were 2,070,376 units (2011 – 2,107,385) awarded and outstanding of which 1,456,926 were vested (2011 – 1,621,118).

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CONSOLIDATED FINANCIAL STATEMENTS

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units that vest at the end of three years. A portion of the PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of outstanding shares due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2012, there were 9,144,347 units (2011 – 7,822,434) awarded and outstanding including 9,144,347 (2011 – 7,385,718) subject to performance criteria of which 7,370,947 were vested (2011 – 6,085,003).

Deferred Performance Plan

Under the Deferred Performance Plan, a portion of the bonus received by Global Banking and Markets employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years. Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other liability-classified share-based payment plans in salaries and employee benefits expense in the Consolidated Statement of Income.

(d)	Share Bonus and Retention Award Plans

Prior to the acquisition of DundeeWealth on February 1, 2011, DundeeWealth had established share bonus plans for eligible participants. The share bonus plans permitted common shares of DundeeWealth to be issued from treasury or purchased in the market. At the time of the acquisition of DundeeWealth, the share bonus awards that were granted but not yet vested were converted into 377,516 Bank of Nova Scotia common shares to be issued from treasury. As at October 31, 2012, there were 79,102 (2011 – 257,278) share bonus awards outstanding from the DundeeWealth share bonus plans. During 2012, 153,675 common shares were issued from treasury for these plans (2011 – 119,806) and 24,501 awards were forfeited (2011 – 432). Share bonus awards have not been granted under these plans since February 1, 2011.

Prior to the acquisition of DundeeWealth, DundeeWealth had established share-based retention award plans whereby DundeeWealth purchased shares in the market to be held in trust for the benefit of certain employees and portfolio managers. At the time of the acquisition of DundeeWealth, the retention awards were converted to Bank common shares, other securities and cash. As at October 31, 2012 there were 204,938 (2011 – 506,807) Bank common shares held in trust for these plans. Retention awards have not been granted under these plans since February 1, 2011.

The share bonus and retention award plans are considered to be equity-classified awards. In 2012, an expense of $7 million (2011 – $10 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2012, the amount recorded in equity – other reserves for vested awards for these plans was $15 million (2011 – $35 million). As at October 31, 2012, future unrecognized compensation cost for non-vested share bonus and retention awards was $4 million (2011 – $11 million) which is to be recognized over a weighted-average period of 1.26 years (2011 – 1.56 years).

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CONSOLIDATED FINANCIAL STATEMENTS

30	Corporate income taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

a)	Components of income tax provision

For the year ended October 31 ($ millions)	2012	2011
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$94	$253
Provincial	200	260
Adjustments related to prior periods	12	(10)
Foreign	784	747
Adjustments related to prior periods	(21)	1
	1,069	1,251

Deferred income taxes:
Domestic:
Federal	296	113
Provincial	186	30
Foreign	29	29
	511	172
Total provision for income taxes in the Consolidated Statement of Income	$1,580	$1,423

Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$(47)	$(61)
Deferred income taxes	12	72
	(35)	11

Reported in:
Other Comprehensive Income	(53)	11
Common shares	(2)	–
Other reserves	20	–
Total provision for income taxes in the Consolidated Statement of Changes in Equity	(35)	11
Total provision for income taxes	$1,545	$1,434

Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$571	$128
Deferred tax expense (benefit) of tax rate changes	(41)	44
Deferred tax benefit of previously unrecognized tax losses, tax credits and temporary differences	$(19)	$–

(b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2012		2011
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at statutory rate	$2,122	26.4%	$1,893	28.0%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(240)	(3.0)	(257)	(3.8)
Tax-exempt income from securities	(185)	(2.3)	(309)	(4.6)
Deferred income tax effect of substantively enacted tax rate changes	(41)	(0.5)	44	0.7
Other, net	(76)	(1.0)	52	0.8
Total income taxes and effective tax rate	$1,580	19.6%	$1,423	21.1%

In 2012 and 2011, the changes in the statutory tax rates were primarily due to the reduction on the Canadian federal and Ontario tax rates.

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CONSOLIDATED FINANCIAL STATEMENTS

(c)	Deferred taxes

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended		As at		Opening as at
($ millions)	October 31 2012	October 31 2011	October 31 2012	October 31 2011	November 1 2010
Deferred tax assets:
Loss carryforwards	$330	$195	$800	$1,114	$1,242
Allowance for credit losses	27	88	551	581	697
Deferred compensation	(39)	28	262	276	310
Deferred income	18	12	256	218	214
Property and equipment	9	(66)	133	98	50
Pension and other post-retirement benefits	37	9	408	421	393
Securities	(69)	16	120	129	227
Other	167	155	413	257	318
Total deferred tax assets	$480	$437	$2,943	$3,094	$3,451
Deferred tax liabilities:
Deferred income	$(5)	$14	$110	$60	$8
Property and equipment	37	4	37	54	101
Pension and other post-retirement benefits	25	23	77	50	67
Securities	(142)	51	135	144	405
Intangibles assets	(49)	(13)	852	802	135
Other	103	186	334	248	203
Total deferred tax liabilities	$(31)	$265	$1,545	$1,358	$919
Net deferred tax assets (liabilities)(1)	$511	$172	$1,398	$1,736	$2,532

(1)	For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by entity. As a result, the net deferred tax assets of $1,398 (2011 – $1,736, November 1, 2010 – $2,532) are represented by deferred tax assets of $1,936 (2011 – $2,214, November 1, 2010 – $2,976), and deferred tax liabilities of $538 (2011 – $478, November 1, 2010 – $444) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2012	2011
Balance at beginning of year	$1,736	$2,532
Deferred tax benefit (expense) for the year recorded in income	(511)	(172)
Deferred tax benefit (expense) for the year recorded in equity	(12)	(72)
Acquired in business combinations	80	(639)
Other	105	87
Balance at end of year	$1,398	$1,736

The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $306 million (2011 – $335 million; November 1, 2010 – $317 million). The amount related to unrecognized tax losses is $36 million, which will expire as follows: $4 million in 2013 to 2016 and $32 million have no fixed expiry date.

Included in the net deferred tax asset are tax benefits of $76 million (2011 – $53 million; November 1, 2010 – $109 million) that have been recognized in certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits to be realized from tax planning strategies.

There were temporary differences of $28.5 billion (2011 – $25.6 billion; November 1, 2010 – $21.8 billion) related to the Bank’s investments in subsidiaries and interests in joint ventures for which no deferred tax liabilities were recognized.

Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a deferred tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2012, are estimated to be $985 million (2011 – $935 million; November 1, 2010 – $907 million).

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CONSOLIDATED FINANCIAL STATEMENTS

31	Employee benefits

The Bank sponsors a number of employee benefit plans, including pensions and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension, post-retirement and other long-term employee benefit plans in Canada, the U.S., Mexico, the U.K., Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean region in which the Bank operates.(1)

	Pension plans		Other benefit plans
For the year ended October 31 ($ millions)	2012	2011	2012	2011
Change in benefit obligation
Benefit obligation at beginning of year	$5,434	$5,560	$1,405	$1,369
Cost of benefits earned in the year	174	173	61	56
Interest cost on benefit obligation	322	316	83	80
Employee contributions	17	15	–	–
Benefits paid	(345)	(435)	(59)	(58)
Actuarial loss (gain)	1,064	(150)	34	(18)
Past service cost	19	34	(23)	–
Business combinations	–	75	–	–
Curtailments	–	–	(2)	–
Settlements	–	(122)	–	–
Foreign exchange	(7)	(32)	2	(24)
Benefit obligation at end of year	$6,678	$5,434	$1,501	$1,405

Change in fair value of assets
Fair value of assets at beginning of year	$5,213	$5,499	$286	$287
Expected return on plan assets(2)	372	372	24	22
Actuarial gain (loss)(2)	32	(262)	–	(10)
Employer contributions	338	154	56	64
Employee contributions	17	15	–	–
Benefits paid	(345)	(435)	(59)	(58)
Business combinations	–	75	–	–
Settlements	–	(170)	–	–
Foreign exchange	(20)	(35)	4	(19)
Fair value of assets at end of year(3)	$5,607	$5,213	$311	$286
Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year(4)	$(1,071)	$(221)	$(1,190)	$(1,119)
Unrecognized net actuarial loss (gain)(5)	1,100	63	78	4
Unrecognized past service costs(6)	5	6	(23)	(1)
Effect of asset limitation and minimum funding requirement(7)	(63)	(60)	–	–
Net asset (liability) at end of year(8)	$(29)	$(212)	$(1,135)	$(1,116)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	$330	$170	$–	$–
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(359)	(382)	(1,135)	(1,116)
Net asset (liability) at end of year	$(29)	$(212)	$(1,135)	$(1,116)
Annual benefit expense
Cost of benefits earned in the year	$174	$173	$61	$56
Interest cost on benefit obligation	322	316	83	80
Past service costs	19	82	–	–
Expected return on assets(2)	(372)	(372)	(24)	(22)
Amortization of net actuarial loss (gain) including asset limit	–	(1)	(42)	4
Amount of curtailment (gain) loss recognized	–	–	(2)	–
Amount of settlement (gain) loss recognized	–	(2)	–	–
Change in the asset limitation and minimum funding requirement	6	(84)	–	–
Benefit expense (income) excluding defined contribution benefit expense	149	112	76	118
Defined contribution benefit expense	13	7	–	–
Total benefit expense	$162	$119	$76	$118

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.
(2)	The actual return on the assets of the pension plans and other benefits plans were $404 and $24, respectively (2011 – $110 and $12).
(3)	The fair value of pension plan assets invested in securities (stocks, bonds) of the Bank totaled $429 (2011 – $421; November 1, 2010 – $450). The fair value of pension plan assets invested in property occupied by the Bank totaled $3 (2011 – $3; November 1, 2010 – $4).
(4)	As at November 1, 2010, the excess (deficit) of fair value of assets over benefit obligation was $(61) for the pension plans and $(1,082) for the other benefit plans.
(5)	As at November 1, 2010, the unrecognized net actuarial loss (gain) was $(54) for the pension plans and $14 for the other benefit plans.
(6)	As at November 1, 2010, the unrecognized past service cost was $6 for the pension plans and $(1) for the other benefit plans.
(7)	As at November 1, 2010, the effect of asset limitation and minimum funding requirement was $(146) for the pension plans and nil for the other benefit plans.
(8)	As at November 1, 2010, the net asset (liability) was $(255) for the pension plans and $(1,069) for the other benefit plans.

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CONSOLIDATED FINANCIAL STATEMENTS

Included in the benefit obligation are the following amounts in respect of plans that are wholly unfunded and plans that are wholly or partly funded:

	Pension plans			Other benefit plans
As at October 31 ($ millions)	2012	2011	Opening as at November 1 2010	2012	2011	Opening as at November 1 2010
Benefit obligation of plans that are wholly unfunded	$339	$289	$289	$1,132	$1,060	$1,000
Benefit obligation of plans that are wholly or partly funded	6,339	5,145	5,271	369	345	369

Summary of historical information – amounts for the current and previous annual periods

	Pension plans		Other benefit plans
As at October 31 ($ millions)	2012	2011	2012	2011
Benefit obligation at end of year	$6,678	$5,434	$1,501	$1,405
Fair value of assets at end of year	5,607	5,213	311	286
Excess (deficit) of fair value of assets over benefit obligation at end of year	(1,071)	(221)	(1,190)	(1,119)
Experience (gains)/losses arising on benefit obligation	28	–	(53)	50
Experience gains/(losses) arising on assets	$32	$(262)	$–	$(10)

Key weighted-average assumptions (%) (1)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2012	2011	Opening as at November 1 2010	2012	2011	Opening as at November 1 2010
To determine benefit obligation at end of year
Discount rate	4.80%	5.90%	5.80%	5.00%	5.90%	5.90%
Rate of increase in future compensation(2)	2.80%	3.30%	3.80%	4.40%	4.60%	4.80%
To determine benefit expense (income) for the year
Discount rate	5.90%	5.80%	n/a	5.90%	5.90%	n/a
Assumed long-term rate of return on assets	7.15%	7.25%	n/a	8.43%	7.94%	n/a
Rate of increase in future compensation(2)	3.30%	3.80%	n/a	4.60%	4.80%	n/a
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	6.60%	6.20%	6.60%
Ultimate rate	n/a	n/a	n/a	4.90%	3.90%	4.00%
Year ultimate rate reached	n/a	n/a	n/a	2029	2029	2029

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2012 benefit expense for all Canadian pension plans was 5.7% (2011 – 5.6%) and for Canadian other benefit plans was 5.5% (2011 – 5.6%). The discount rate used for the 2012 end of year benefit obligation for all Canadian pension plans was 4.6% (2011 – 5.7%) and for Canadian other benefit plans was 4.5% (2011 – 5.5%). The 2012 assumed long-term rate of return on assets for all Canadian pension plans was 7.0% (2011 – 7.0%).
(2)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2012 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of 1% decrease in discount rate	$1,212	$72	$237	$23
Impact of 1% decrease in assumed long-term rate of return on assets	n/a	52	n/a	3
Impact of 0.25% increase in rate of increase in future compensation	80	13	1	–
Impact of 1% increase in health care cost trend rate	n/a	n/a	129	24
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(102)	(20)

Assets

The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment management firms – including related-party managers – are typically hired and assigned specific mandates within each asset class.

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Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is for currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing back to target asset mix is considered – as needed – generally on a quarterly basis. The Bank’s other benefit plans are generally not funded; the assets reflected for these other benefit plans are mostly related to programs in Mexico.

The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset class allocations. These estimates take into consideration historical asset class returns and are determined together with the plans’ investment and actuarial advisors.

The Bank’s principal plans’ weighted-average actual and target asset allocations at October 31, by asset category, are as follows:

	Pension plans				Other benefit plans
Asset category %	Target 2012	Actual 2012	Actual 2011	Actual Nov. 1, 2010	Target 2012	Actual 2012	Actual 2011	Actual Nov. 1 2010
Equity investments	68%	69%	66%	67%	40%	40%	40%	40%
Fixed income investments	31%	30%	34%	32%	60%	60%	60%	60%
Other	1%	1%	–	1%	–	–	–	–
Total	100%	100%	100%	100%	100%	100%	100%	100%

Actuarial valuations

Actuarial valuations for funding purposes for the Bank’s main pension plan are conducted on an annual basis. The most recent actuarial valuation of the Bank’s main pension plan for funding purposes was conducted as of November 1, 2011 (this plan accounts for 75% of principal pension plans’ benefit obligation and 76% of principal pension plans’ fair value of assets). The most recent actuarial valuations for most of the Bank’s principal other benefit plans were completed as of July 31, 2011 for post-retirement benefits and April 30, 2012 for other long-term employee benefits.

Cash payments and contributions

In fiscal year 2012, the Bank made cash payments of $338 million (2011 – $154 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $56 million (2011 – $64 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $13 million (2011 – $7 million) to the principal defined contribution pension plans.

Based on preliminary estimates, the Bank expects to make contributions of $350 million to the principal defined benefit pension plans, $70 million to principal other benefit plans and $15 million to principal defined contribution pension plans for the year ending October 31, 2013.

32	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

During the year the Bank implemented changes in its methodology for certain business line allocations. These allocations did not have an impact on the Bank’s consolidated results. The changes were in the following key areas:

—

Funds transfer pricing – A funds transfer pricing methodology is used to allocate interest income and expense by product to each business line and the Other segment. The methodology was changed from applying short-term rates for transfer pricing of assets and liabilities to applying rates that match the contractual and behavioural maturities of the assets and liabilities in each business line (matched maturity transfer pricing). This change in the methodology mostly impacted the results of Canadian Banking, Global Wealth Management, and the Other segment. International Banking and Global Banking and Markets were less impacted.

—

Revenue and cost sharing arrangements between Canadian and International Banking and Global Wealth Management – The methodologies for revenue and cost sharing were modified between Global Wealth Management and the two business lines that facilitate the sale and distribution of wealth products. The methodologies were enhanced to ensure that the other business lines are appropriately incented and compensated for their cross-sell activities.

—

Tax normalization – To ensure the reasonability of the effective tax rate for the business lines, the net income from associated corporation, is now adjusted to normalize for taxes. The offset is in Other segment. There is no impact on the overall Bank’s result.

—

Global Transaction Banking (GTB) allocations – GTB business that is serviced in Canadian Banking branches but is attributed to and included in Global Banking and Markets was previously reported as a single line item in net interest income. It is now included on a line-by-line basis, with no overall impact on net income. In addition, other GTB product revenues have now been attributed to Global Banking and Markets.

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CONSOLIDATED FINANCIAL STATEMENTS

The prior year’s amounts have been restated to reflect the revised methodologies. Scotiabank’s results, and average assets, allocated by these operating segments, are as follows:

For the year ended October 31, 2012
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income	$4,756	$4,468	$502	$792	$(515)	$10,003
Net fee and commission revenues	1,477	1,299	2,469	1,246	(217)	6,274
Net income from investments in associated corporations	4	384	210	1	(157)	442
Other operating income	50	347	392	1,543	650	2,982
Provision for credit losses	506	613	3	30	100	1,252
Depreciation and amortization	148	181	63	53	5	450
Other operating expenses	3,004	3,506	2,004	1,466	(27)	9,953
Provision for income taxes	691	464	333	541	(449)	1,580
Net income	$1,938	$1,734	$1,170	$1,492	$132	$6,466
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	2	169	25	2	–	198
Capital instrument equity holders	–	–	–	–	25	25
Net income attributable to equity holders of the Bank	$1,936	$1,565	$1,145	$1,490	$107	$6,243
Average assets ($ billions)	$225	$109	$14	$219	$93	$660
Average liabilities ($ billions)	$150	$70	$16	$165	$222	$623

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2012 ($288) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

For the year ended October 31, 2011
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income	$4,553	$3,579	$444	$768	$(330)	$9,014
Net fee and commission revenues	1,418	1,076	2,205	1,198	(170)	5,727
Net income from investments in associated corporations	7	378	212	–	(164)	433
Other operating income	13	356	576	1,174	17	2,136
Provision for credit losses	592	509	2	33	(60)	1,076
Depreciation and amortization	159	146	50	51	5	411
Other operating expenses	2,925	2,892	1,850	1,431	(28)	9,070
Provision for income taxes	645	375	280	367	(244)	1,423
Net income	$1,670	$1,467	$1,255	$1,258	$(320)	$5,330
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	3	59	29	–	–	91
Capital instrument equity holders	–	–	–	–	58	58
Net income attributable to equity holders of the Bank	$1,667	$1,408	$1,226	$1,258	$(378)	$5,181
Average assets ($ billions)	$210	$93	$12	$192	$79	$586
Average liabilities ($ billions)	$143	$59	$13	$147	$194	$556

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2011 ($287), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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Geographical segmentation(1)

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2012 ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$4,762	$542	$846	$832	$3,144	$10,126
Net fee and commission revenues	4,227	422	416	376	1,004	6,445
Net income from investments in associated corporations	214	–	3	4	377	598
Other operating income	1,489	275	58	23	986	2,831
Provision for credit losses	515	20	89	180	348	1,152
Operating expenses	5,715	412	878	587	2,915	10,507
Provision for income taxes	879	290	28	156	374	1,727
	$3,583	$517	$328	$312	$1,874	$6,614
Corporate adjustments						(148)
Net income						$6,466
Net income attributable to non-controlling interests						223
Non-controlling interests in subsidiaries						198
Capital instrument equity holders						25
Net income attributable to equity holders of the Bank						$6,243
Total average assets ($ billions)	$378	$91	$20	$12	$131	$632
Corporate adjustments						28
Total average assets, including corporate adjustments						$660

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2011 ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$4,613	$579	$879	$647	$2,382	$9,100
Net fee and commission revenues	4,014	395	409	343	744	5,905
Net income from investments in associated corporations	219	–	1	–	377	597
Other operating income	825	171	46	16	926	1,984
Provision for credit losses	621	(12)	145	85	297	1,136
Operating expenses	5,483	441	869	520	2,269	9,582
Provision for income taxes	626	264	73	138	234	1,335
	$2,941	$452	$248	$263	$1,629	$5,533
Corporate adjustments						(203)
Net income						$5,330
Net income attributable to non-controlling interests						149
Non-controlling interests in subsidiaries						91
Capital instrument equity holders						58
Net income attributable to equity holders of the Bank						$5,181
Total average assets ($ billions)	$360	$62	$19	$10	$113	$564
Corporate adjustments						22
Total average assets, including corporate adjustments						$586

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

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CONSOLIDATED FINANCIAL STATEMENTS

33	Related party transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the Chief Executive Officer (CEO), all direct reports of the CEO and the Chief Financial Officer.

For the year ended October 31, ($ millions)	2012	2011
Salaries and cash incentives(1)	$20	$19
Equity-based payment(2)	31	29
Pension and other benefits(1)	1	1
Total	$52	$49
(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’

Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 29 for further details of these plans.

Loans and deposits of key management personnel

As at October 31, ($ millions)	2012	2011
Loans	$2	$4
Deposits	$15	$15

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $4.3 million as at October 31, 2012 (2011 – $4.4 million), while actual utilized amounts were $1.6 million (2011 – $2.0 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2012	2011
Net income	$21	$25
Loans	451	255
Deposits	572	392
Guarantees and commitments	49	41

The Bank manages assets of $1.7 billion (October 31, 2011 – $1.8 billion) which is a portion of the Scotiabank principal pension plan assets and earns $3 million (October 31, 2011 – $3 million) in fees.

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34	Principal subsidiaries and non-controlling interests in subsidiaries

(a) Principal subsidiaries(1)

The following table presents the principal subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2012	2011(2)
Canadian
BNS Investments Inc.	Toronto, Ontario	$11,711	$11,276
Montreal Trust Company of Canada	Montreal, Quebec
Scotia Merchant Capital Corporation
Dundee Bank of Canada	Toronto, Ontario	784	753
DundeeWealth Inc.	Toronto, Ontario	3,713	3,567
National Trustco Inc.	Toronto, Ontario	620	601
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Stratford, Ontario
RoyNat Inc.	Toronto, Ontario	34	18
Scotia Asset Management L.P.	Toronto, Ontario	318	322
Scotia Capital Inc.	Toronto, Ontario	994	853
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	195	150
Scotia Insurance Agency Inc.	Toronto, Ontario	2	2
Scotia Life Insurance Company	Toronto, Ontario	110	110
Scotia Mortgage Corporation	Toronto, Ontario	496	490
Scotia Securities Inc.	Toronto, Ontario	54	55

International
Banco Colpatria Multibanca Colpatria S.A. (51%)	Bogota, Colombia	1,122	–
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	268	241
The Bank of Nova Scotia International Limited	Nassau, Bahamas	10,393	9,476
BNS (Colombia) Holdings Limited (99.9%)	Nassau, Bahamas
Scotiabank Caribbean Treasury Limited	Nassau, Bahamas
BNS International (Barbados) Limited	Warrens, Barbados
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (Belize) Ltd.	Belize City, Belize
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland
Scotiabank (Turks and Caicos) Ltd.	Providenciales, Turks and Caicos Islands
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.3%)	Mexica, D.F., Mexica	2,317	2,179
Nova Scotia Inversiones Limitada	Santiago, Chile	2,349	2,182
Scotiabank Chile (99.5%)	Santiago, Chile
Scotia Capital (Europe) Limited	London, England	64	79
Scotia Capital (USA) Inc.(3)	New York, New York
Howard Weil Incorporated(3)	New Orleans, Louisiana
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica	493	496
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia Investments Jamaica Limited (77.0%)	Kingston, Jamaica
Scotia Holdings (US) Inc.(4)	Houston, Texas
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Houston, Texas
Scotia International Limited	Nassau, Bahamas	846	788
Scotiabank Anguilla Limited	The Valley, Anguilla
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	179	155
Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	853	771
Scotiabank El Salvador, S.A. (99.3%)	San Salvador, El Salvador	382	406
Scotiabank Europe plc	London, England	1,848	1,855
Scotiabank Peru S.A.A. (97.8%)	Lima, Peru	2,236	2,005
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago	262	238

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.
(2)	Comparative amounts have been reclassified to conform with current presentation.
(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.
(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.

Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made for subsidiaries with different reporting dates.

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CONSOLIDATED FINANCIAL STATEMENTS

(b) Non-controlling interests in subsidiaries

The Bank’s significant non-controlling interests in subsidiaries are comprised of the following entities:

	As at			For the year ended
	October 31, 2012		October 31 2011	October 31 2012	October 31 2011
($ millions)	Non-controlling interest %	Non-controlling interests in subsidiaries	Non-controlling interests in subsidiaries	Net income attributable to non-controlling interests in subsidiaries	Net income attributable to non-controlling interests in subsidiaries
Banco Colpatria Multibanca Colpatria S.A.(1)	49.0%	$327	$–	$100	$–
Scotia Group Jamaica Limited	28.2%	232	233	37	36
Scotiabank Trinidad and Tobago Limited	49.1%	234	210	43	40
Grupo Financiero Scotiabank Inverlat, S.A. de C.V.	2.7%	137	136	9	7
Scotiabank Peru S.A.A.	2.2%	20	17	5	5
Other	N/A	16	30	4	3
Total		$966	$626	$198	$91

(1)	Non-controlling interest holders for Banco Colpatria Multibanca Colpatria S.A. have a right to sell their holding to the Bank after the end of 7th anniversary (January 17, 2019) and at subsequent pre-agreed intervals, into the future, at fair market value.

35	Fee and commission revenues

The following table presents details of banking revenues and wealth management revenues in fee and commission revenues.

For the year ended October 31 ($ millions)	2012	2011
Banking
Card revenues	$768	$608
Deposit and payment services	1,083	973
Credit fees	897	856
Other	467	435
Total banking revenues	$3,215	$2,872
Wealth management
Mutual funds	$1,125	$940
Brokerage fees	721	728
Investment management and trust	324	295
Total wealth management revenues	$2,170	$1,963

36	Trading revenues

The following table presents details of trading revenues.

For the year ended October 31 ($ millions)	2012	2011
Interest rate and credit	$520	$322
Equities	115	27
Commodities	425	335
Foreign exchange	232	181
Other	24	(35)
Total	$1,316	$830

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37	Earnings per share

For the year ended October 31 ($ millions)	2012	2011
Basic earnings per common share
Net income attributable to common shareholders	$6,023	$4,965
Average number of common shares outstanding (millions)	1,133	1,072
Basic earnings per common share(1) (in dollars)	$5.31	$4.63
Diluted earnings per common share
Net income attributable to common shareholders	$6,023	$4,965
Adjustments to net income due to:(2)
Capital instruments	54	71
Share-based payment options	(21)	(21)
Adjusted income attributable to common shareholders	$6,056	$5,015
Average number of common shares outstanding (millions)	1,133	1,072
Adjustments to average shares due to:(2)
Capital instruments (millions)	23	30
Share-based payment options (millions)	4	6
Average number of diluted common shares outstanding (millions)	1,160	1,108
Diluted earnings per common share(1) (in dollars)	$5.22	$4.53

(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain options and tandem stock appreciation rights were antidilutive for the periods presented and, as a result, were not included in the calculation of diluted earnings per share.

During the year, 6,739,163 Tandem SARs were voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 29). The impact of the renouncement is not material to the diluted earnings per share. Subsequent to the reporting date, 1,371,282 Tandem SARs were renounced (refer to Note 41).

The calculation of diluted earnings per share includes the dilutive impact of certain capital instruments (Scotiabank Trust Securities – Series 2000-1, Series 2002-1 and Series 2003-1) for the periods these instruments were outstanding. The impact on the diluted earnings per share of including these instruments was $0.06 (2011 – $0.05). The calculation also includes the dilutive impact of share-based payment options and Tandem SARs. The impact of these instruments was $0.03 (2011 – $0.05).

38	Guarantees and commitments

(a)	Guarantees

The Bank enters into various types of guarantees in the normal course of business. Guarantees represent an agreement with another counterparty to make a payment to them when certain specified events occur. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	As at		Opening as at
	October 31, 2012	October 31, 2011	November 1, 2010
($ millions)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)
Standby letters of credit and letters of guarantee	$ 22,136	$ 21,150	$ 20,450
Liquidity facilities	3,926	2,854	1,837
Derivative instruments	4,910	2,537	3,071
Indemnifications	552	559	538

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

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CONSOLIDATED FINANCIAL STATEMENTS

(i)	Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2012, $4 million (2011 – $8 million; November 1, 2010 – $9 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to these guarantees.

(ii)	Liquidity facilities

The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities generally provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years. Of the $3,926 million (2011 – $2,854 million; November 1, 2010 – $1,837 million) in backstop liquidity facilities provided to asset-backed commercial paper conduits, 89% (2011 – 85%) is committed liquidity for the Bank’s sponsored conduits.

(iii)	Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if certain events occur. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates, commodity prices or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2012, $372 million (2011 – $215 million; November 1, 2010 – $196 million) was included in derivative instrument liabilities in the Consolidated Statement of Financial Position with respect to these derivative instruments.

(iv)	Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2012, $4 million (2011 – $4 million; November 1, 2010 – $4 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to indemnifications.

(b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

–	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;
–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and
–	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011(1)	November 1 2010(1)
Commercial letters of credit	$1,133	$1,340	$1,090
Commitments to extend credit(2)
Original term to maturity of one year or less	40,691	39,685	40,743
Original term to maturity of more than one year	69,178	65,029	60,418
Securities lending	14,408	12,334	12,463
Securities purchase and other commitments	678	574	436
Total	$126,088	$118,962	$115,150

(1)	Amounts relating to special purpose entities are disclosed in Note 14.
(2)	Includes liquidity facilities, net of credit enhancements.

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(c)	Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011(1)	November 1 2010(1)
Assets pledged to:
Bank of Canada(2)	$25	$25	$25
Foreign governments and central banks(2)	4,859	6,293	7,044
Clearing systems, payment systems and depositories(2)	1,920	1,853	2,026
Assets pledged in relation to exchange-traded derivative transactions	1,465	1,293	561
Assets pledged as collateral related to securities borrowed, and securities lent	38,624	31,684	33,015
Assets pledged in relation to over-the-counter derivative transactions	5,371	4,994	5,267
Assets pledged in relation to covered bond program (Note 21)	17,071	11,235	7,335
Assets pledged under CMHC programs (Note 12)	25,476	25,002	23,381
Other	3,005	3,395	352
Total assets pledged	$97,816	$85,774	$79,006
Obligations related to securities sold under repurchase agreements	56,949	38,216	32,788
Total(3)	$154,765	$123,990	$111,794

(1)	Comparative amounts have been reclassified to conform with current presentation.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged or lodged to have access to the facilities of central banks in foreign jurisdictions.
(3)	Includes assets that have been received from counterparties through normal course business in securities financing and derivative transactions.

(d)	Other executory contracts

The Bank and its subsidiaries have entered into certain long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

39	Financial instruments – risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2012:

–	extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Executive and Risk Committee, (the Board);
–	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
–	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
–	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 6. Note 9 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk strategy and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:

–	target markets and product offerings are well defined;
–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of write-offs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. Further details on credit risk relating to derivatives are provided in Note 9(c).

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CONSOLIDATED FINANCIAL STATEMENTS

(i)	Credit risk exposures

Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and effective 2012 for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other individual portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:

–	EAD: Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.
–	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.
–	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

	IFRS				CGAAP
As at ($ millions)	October 31, 2012				October 31 2011(2)	Opening as at November 1 2010(2)
	Exposure at default(1)
Category of internal grades	Drawn(3)	Undrawn commitments	Other exposures(4)	Total	Total	Total
By counterparty type
Non-retail
AIRB portfolio
Corporate	$77,418	$40,560	$39,356	$157,334	$147,177	$111,522
Bank	31,623	10,893	16,919	59,435	55,791	43,508
Sovereign(5)	137,073	1,198	3,220	141,491	105,314	82,728
	246,114	52,651	59,495	358,260	308,282	237,758
Standardized portfolio
Corporate	35,556	2,496	1,846	39,898	30,653	51,202
Bank	3,588	167	38	3,793	3,895	14,564
Sovereign	5,122	83	–	5,205	3,421	13,029
	44,266	2,746	1,884	48,896	37,969	78,795
Total non-retail	$290,380	$55,397	$61,379	$407,156	$346,251	$316,553
Retail
AIRB portfolio
Real estate secured	$85,926	$11,759	$–	$97,685	$103,515	$98,744
Qualifying revolving	14,414	11,613	–	26,027	26,434	19,783
Other retail	16,025	749	–	16,774	14,169	12,424
	116,365	24,121	–	140,486	144,118	130,951
Standardized portfolio
Real estate secured	18,848	–	–	18,848	16,592	16,666
Other retail	16,913	–	–	16,913	13,669	12,567
	35,761	–	–	35,761	30,261	29,233
Total retail	$152,126	$24,121	$–	$176,247	$174,379	$160,184
Total	$442,506	$79,518	$61,379	$583,403	$520,630	$476,737
By geography(6)
Canada	$264,602	$51,343	$23,375	$339,320	$305,644	$280,984
United States	53,056	17,173	24,555	94,784	80,603	73,316
Mexico	13,078	242	759	14,079	12,501	12,658
Other International
Europe	16,308	4,997	6,418	27,723	27,279	27,153
Caribbean	28,942	1,744	2,014	32,700	31,835	30,490
Latin America (excluding Mexico)	39,231	874	2,207	42,312	29,476	25,267
All other	27,289	3,145	2,051	32,485	33,292	26,869
Total	$442,506	$79,518	$61,379	$583,403	$520,630	$476,737

(1)	Exposure at default is presented after credit risk mitigation. Exposures exclude available-for-sale equity securities and other assets.
(2)	Prior period amounts have not been restated as they represent the actual amounts reported in that period for regulatory purposes.
(3)	Non-retail drawn includes loans, acceptances, deposits with banks and available-for-sale debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, and other personal loans.
(4)	Not applicable for retail exposures. Includes off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral.
(5)	Non-retail AIRB drawn exposures include government guaranteed mortgages. 2012 amounts include insured residential mortgages that are on balance sheet as a result of adopting IFRS, but were excluded under CGAAP.
(6)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

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Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures

The table below provides a mapping of on-balance sheet asset categories that are included in the various Basel II exposure categories as presented in the credit exposure summary table on page 168 of these financial statements. The amounts for Basel II purposes do not include certain assets such as cash, precious metals, investment securities (equities) and other assets. Also excluded from Basel II credit exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Consolidated Statement of Financial Position asset exposures
	Drawn(1)				Other exposures
As at October 31, 2012 ($ millions)	Non-retail		Retail	Securitization	Repo-style transactions	Derivatives
Cash and deposits with banks	$43,764		$–	$–	$9,039	$–
Trading assets (loans)	10,395		–	–	–	–
Investment securities (debt)	28,958		–	158	–	–
Securities purchased under resale agreements	–		–	–	47,354	–
Derivative financial instruments	–		–	–	–	30,327
Loans:
Residential mortgages	88,968	(2)	86,076	–	–	–
Personal and credit card loans	–		65,907	1,771	–	–
Business and government loans	108,277		–	6,442	9,264	–
Customers’ liability under acceptances	8,932		–	–	–	–
Other	1,086		143	–	–	–
Total	$290,380		$152,126	$8,371	$65,657	$30,327

(1)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.
(2)	Includes $88.7 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.

	Consolidated Statement of Financial Position asset exposures
	Drawn(2)				Other exposures
As at October 31, 2011 ($ millions)(1)	Non-retail		Retail	Securitization	Repo-style transactions	Derivatives
Cash and deposits with banks	$36,396		$–	$–	$6,914	$–
Trading assets (loans)	10,180		–	–	–	–
Investment securities (debt)	26,179		21,446	397	–	–
Securities purchased under resale agreements	–		–	–	34,582	–
Derivative financial instruments	–		–	–	–	37,208
Loans:
Residential mortgages	53,982	(3)	68,641	–	–	–
Personal and credit card loans	–		59,562	2,934	–	–
Business and government loans	93,173		–	1,126	7,814	–
Customers’ liability under acceptances	8,171		–	–	–	–
Other	1,303		125	–	–	–
Total	$229,384		$149,774	$4,457	$49,310	$37,208
As at November 1, 2010	$201,014		$153,412	$6,926	$41,238	$26,852

(1)	Prior period amounts have not been restated as they represent the actual amount reported in that period for regulatory purposes.
(2)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.
(3)	Includes $53.6 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.

(ii)	Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2012, October 31, 2011, and November 1, 2010, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2011.

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CONSOLIDATED FINANCIAL STATEMENTS

Internal grades are used to differentiate the risk of default of borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings
Equivalent External Ratings
Internal Grades	Moodys	S&P
Investment grade
99 – 98	Aaa to Aa1	AAA to AA+
95 – 90	Aa2 to A3	AA to A-
87 – 83	Baa1 to Baa3	BBB+ to BBB-
Non-investment grade
80 – 75	Ba1 to Ba3	BB+ to BB-
73 – 70	B1 to B3	B+ to B-
Watch List
65 – 30	Caa1 to Ca	CCC+ to CC
Default
27 – 21

Non-retail AIRB portfolio

The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

	IFRS				CGAAP
	2012				2011(1)	Opening as at November 1 2010(1)
	Exposure at default(2)
As at October 31 ($ millions) Category of internal grades	Drawn	Undrawn commitments	Other exposures(3)	Total	Total	Total
Investment grade	$113,241	$ 40,939	$52,861	$207,041	$190,928	$145,253
Non-investment grade	39,982	11,453	6,124	57,559	58,427	38,967
Watch list	2,326	164	171	2,661	3,019	3,185
Default	1,821	95	81	1,997	1,763	837
Total, excluding residential mortgages	$157,370	$ 52,651	$59,237	$269,258	$254,137	$188,242
Government guaranteed residential mortgages(4)	88,744	–	–	88,744	53,552	48,733
Total	$246,114	$ 52,651	$59,237	$358,002	$307,689	$236,975
(1)	Prior period amounts have not been restated as they represent the actual amounts reported in that period for regulatory purposes.
(2)	After credit risk mitigation.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, excluding first loss protection of $258 (October 31, 2011 – $593; November 1, 2010 – $783) and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.
(4)	Under Basel II, these exposures are classified as sovereign exposure and included in the non-retail category.

Non-retail standardized portfolio

Non-retail standardized portfolio as at October 31, 2012 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $49 billion (October 31, 2011 –$38 billion;

November 1, 2010 – $79 billion). Exposures to most Corporate/Commercial counterparties mainly in the Caribbean and Latin American region, are to non-investment grade counterparties based on the Bank’s internal grading systems.

(iii)	Credit quality of retail exposures

The Bank’s credit underwriting methodology and risk modeling in Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies. The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2012, 60% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-volume ratio of the uninsured portion of the portfolio is 54%.

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Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposure within each PD grade by exposure class:

	IFRS						CGAAP
As at October 31 ($ millions)	2012						2011(1)	Opening as at November 1 2010(1)
	Exposure at default(2)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	Line of credit	Qualifying revolving	Other retail	Total	Total	Total
Very low	0.0000% - 0.2099%	$45,253	$ 22,283	$10,613	$2,382	$80,531	$92,167	$84,182
Low	0.2100% - 0.4599%	4,088	901	4,528	7,060	16,577	16,370	19,510
Medium	0.4600% - 3.1999%	16,026	4,742	7,635	5,467	33,870	27,682	23,249
High	3.2000% - 17.2899%	1,344	1,994	2,735	1,474	7,547	6,253	2,461
Very high	17.2900% - 99.9999%	632	212	321	293	1,458	1,104	998
Default	100%	179	31	195	98	503	542	551
Total		$67,522	$ 30,163	$26,027	$16,774	$140,486	$144,118	$130,951

(1)	Prior period amounts have not been restated as they represent the actual amounts reported in that period for regulatory purposes.
(2)	After credit risk mitigation.

Retail standardized portfolio

The retail standardized portfolio of $36 billion as at October 31, 2012 (October 31, 2011 – $30 billion; November 1, 2010 – $29 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin

American region. Of the total retail standardized exposures, $19 billion (October 31, 2011 – $17 billion; November 1, 2010 – $17 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv)	Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral on derivative, securities borrowing and lending, and other transactions related to the capital markets. The following are examples of the terms and conditions customary to collateral for these types of transactions:

–	The risks and rewards of the pledged assets reside with the pledgor.
–	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
–	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
–	Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2012, the approximate market value of collateral accepted that may be sold or repledged by the Bank was $72.3 billion

(October 31, 2011 – $59.3 billion; November 1, 2010 – $44.3 billion). This collateral is held primarily in connection with reverse repurchase agreements, securities borrowing and lending, and derivative transactions.

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 38(c) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities. Standard risk management controls are applied with respect to asset pledging.

Assets acquired in exchange for loans

The carrying value of non-financial assets acquired in exchange for loans as at October 31, 2012 was $375 million (October 31, 2011 – $292 million, November 1, 2010 – $274 million) and were classified as other assets – other.

(b)	Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

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CONSOLIDATED FINANCIAL STATEMENTS

(i)	Contractual maturities

The table below provides detail on the undiscounted contractual cash flows to maturity of all financial and other liabilities.

As at October 31, 2012 ($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	No specific maturity	Total
Deposits	$128,265	$34,824	$46,458	$98,913	$5,439	$149,710	$463,609
Acceptances	8,628	299	5	–	–	–	8,932
Obligations related to securities sold short	18,622	–	–	–	–	–	18,622
Derivative financial instruments	–	–	–	–	–	35,299	35,299
Obligations related to securities sold under repurchase agreements	50,680	2,931	2,418	920	–	–	56,949
Subordinated debentures	1,000	–	250	–	8,893	–	10,143
Capital instruments	–	–	708	–	650	–	1,358
Other liabilities	1,293	1,670	622	3,254	2,547	22,367	31,753
Total	$208,488	$39,724	$50,461	$103,087	$17,529	$207,376	$626,665

As at October 31, 2011 ($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	No specific maturity	Total
Deposits	$138,669	$19,241	$34,613	$95,961	$5,137	$127,714	$421,335
Acceptances	8,025	141	6	–	–	–	8,172
Obligations related to securities sold short	15,450	–	–	–	–	–	15,450
Derivative financial instruments	–	–	–	–	–	40,236	40,236
Obligations related to securities sold under repurchase agreements	37,286	810	120	–	–	–	38,216
Subordinated debentures	–	–	–	251	6,672	–	6,923
Capital instruments	–	–	–	–	2,003	–	2,003
Other liabilities	722	149	396	5,819	958	21,804	29,848
Total	$200,152	$20,341	$35,135	$102,031	$14,770	$189,754	$562,183

(ii)	Commitments to extend credit

In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Statement of Financial Position, are subject to normal credit standards, financial controls and monitoring procedures. As at October 31, 2012 and October 31, 2011, the majority of commitments to extend credit had a remaining term to maturity of less than one year.

(iii)	Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 9(b).

(c)	Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.

The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.

VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis.

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.

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(i)	Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.

Interest rate sensitivity gap

The following table summarizes carrying amounts of assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the Immediately rate sensitive and Within 3 months categories.

As at October 31, 2012 ($ millions)	Immediately rate sensitive(1)	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with banks	$30,695	$18,385	$213	$–	$–	$5,511	$54,804
Precious metals	–	–	–	–	–	12,387	12,387
Trading assets	38	12,244	7,502	23,665	13,730	30,417	87,596
Financial assets designated at fair value through profit and loss	–	–	–	–	–	197	197
Securities purchased under resale agreements	5,333	37,408	4,613	–	–	–	47,354
Investment securities	3	10,436	4,518	14,355	1,533	2,516 (2)	33,361
Loans	20,624	180,233	31,628	119,612	10,988	1,681 (3)	364,766
Other assets	–	–	–	–	–	67,579 (4)	67,579
Total assets	$56,693	$258,706	$48,474	$157,632	$26,251	$120,288	$668,044
Deposits	$60,475	$245,777	$50,220	$86,300	$4,974	$15,863	$463,609
Obligations related to securities sold short	9	1,071	1,864	6,181	5,881	3,616	18,622
Obligations related to securities sold under repurchase agreements	18,197	35,018	3,734	–	–	–	56,949
Capital instruments	–	–	708	–	650	–	1,358
Subordinated debentures	–	1,300	3,053	3,500	2,290	–	10,143
Other liabilities	1,291	2,352	1,994	1,853	1,896	66,598 (4)	75,984
Equity	–	–	–	–	–	41,379 (4)	41,379
Total liabilities and equity	$79,972	$285,518	$61,573	$97,834	$15,691	$127,456	$668,044
On-balance sheet gap	(23,279)	(26,812)	(13,099)	59,798	10,560	(7,168)	–
Off-balance sheet gap	–	98,027	(70,986)	(32,929)	6,030	(142)	–
Interest rate sensitivity gap based on contractual repricing	(23,279)	71,215	(84,085)	26,869	16,590	(7,310)	–
Adjustment to expected repricing	58,755	(95,346)	63,831	(5,600)	(9,972)	(11,668)	–
Total interest rate sensitivity gap	$35,476	$(24,131)	$(20,254)	$21,269	$6,618	$(18,978)	$–

As at October 31, 2011 ($ millions)
Total interest rate sensitivity gap	$39,222	$(11,239)	$(8,013)	$(1,785)	$3,753	$(21,938)	$–

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.
(2)	Represents common shares, preferred shares, and equity accounted investments.
(3)	Includes net impaired loans, less the collective allowance on performing loans.
(4)	Includes non-financial instruments.

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CONSOLIDATED FINANCIAL STATEMENTS

Average effective yields by the earlier of the contractual repricing or maturity dates

The following tables summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following interest rate-sensitive financial instruments:

As at October 31, 2012 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with banks	0.2%	0.8%	1.8%	–%	–%	–%	0.5%
Precious metals	–	–	–	–	–	–	–
Trading assets	0.6	1.4	1.8	2.1	4.1	–	2.4
Financial assets designated at fair value through profit and loss	–	–	–	–	–	–	–
Securities purchased under resale agreements	0.4	0.9	0.4	–	–	–	0.8
Investment securities(1)	–	3.0	3.9	2.7	3.8	–	3.0
Loans(2)	4.3	3.9	5.9	4.6	6.6	–	4.4
Deposits(3)	0.8	1.1	2.5	2.5	3.4	–	1.5
Obligations related to securities sold short	0.6	0.6	0.6	1.2	2.0	–	1.4
Obligations related to securities sold under repurchase agreements(3)	0.2	1.3	0.3	–	–	–	0.9
Capital instruments(3)	–	–	6.3	–	7.8	–	7.1
Subordinated debentures(3)	–	5.3	5.4	4.6	3.6	–	4.7	(4)
Other liabilities	2.3	4.5	1.8	3.8	2.5	–	3.5

As at October 31, 2011 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with banks	0.4%	1.0%	1.4%	–%	–%	–%	0.7%
Precious metals	–	–	–	–	–	–	–
Trading assets	–	2.0	2.2	2.2	3.5	–	2.6
Financial assets designated at fair value through profit and loss	–	–	–	–	–	–	–
Securities purchased under resale agreements	0.1	1.3	1.0	–	–	–	1.1
Investment securities(1)	1.6	3.2	3.6	3.1	4.5	–	3.3
Loans (2)	4.3	3.3	5.3	4.7	5.7	–	4.0
Deposits(3)	0.9	0.8	2.4	2.9	3.8	–	1.5
Obligations related to securities sold short	0.2	0.9	1.1	1.0	2.3	–	1.5
Obligations related to securities sold under repurchase agreements(3)	0.1	1.4	1.4	–	–	–	1.1
Capital instruments(3)	–	–	6.6	6.3	7.8	–	6.9
Subordinated debentures(3)	–	–	4.6	5.6	5.7	–	5.5	(4)
Other liabilities	3.1	2.6	1.3	3.1	2.5	–	2.4

(1)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.
(2)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any unearned income.
(3)	Yields are based on book values and contractual rates.
(4)	After adjusting for the impact of related derivatives, the yield was 4.2% (2011 – 5.2%).

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point increase and decrease in interest rates across major currencies as defined by the Bank.

As at October 31	2012						2011
	Net income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value of equity
100 bp increase	$(40)	$17	$(23)	$(245)	$(316)	$(561)	$178	$(144)
100 bp decrease	$30	$(15)	$15	$116	$278	$394	$(185)	$86
200 bp increase	$(80)	$36	$(44)	$(577)	$(609)	$(1,186)	$368	$(300)
200 bp decrease	$69	$(27)	$42	$117	$469	$586	$(366)	$124

(ii)	Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Liability Committee (LCO) reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

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The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

As at October 31, 2012, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $37 million (October 31, 2011 – $33 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2012 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of equity by approximately $185 million (October 31, 2011 – $206 million), net of hedging.

(iii)	Equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.

The fair value of available-for-sale equity securities is shown in Note 10.

(iv)	Trading portfolio risk management

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office or GRM units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a Monte Carlo simulation. The table below shows the Bank’s VaR by risk factor:

		For the year ended October 31, 2012
($ millions)	As at October 31, 2012	Average	High	Low	As at October 31, 2011
Interest rate	$12.9	$11.6	$18.6	$6.4	$8.3
Equities	1.7	2.6	5.3	1.1	1.7
Foreign exchange	0.8	1.1	2.5	0.4	1.3
Commodities	3.3	2.8	4.2	1.5	2.6
Debt specific	13.7	14.5	17.6	11.9	12.5
Diversification	(14.0)	(13.9)	N/A	N/A	(11.3)
All-Bank VaR	$18.4	$18.7	$24.2	$15.2	$15.1
All-Bank Stressed VaR	$ 38.8	$ 37.1	$ 43.6	$32.5	$34.1

Below are the market risk requirements as at October 31, 2012.

($ millions)
All Bank VaR	$196
All Bank Stressed VaR	421
Incremental risk charge	118
Comprehensive risk measure	164
CRM surcharge	169
Standardized approach	38
Total market risk capital	$1,106	(1)

(1)	Equates to $13.8 billion of risk-weighted assets

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CONSOLIDATED FINANCIAL STATEMENTS

(d)	Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function. Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls with a view to safeguarding client assets and preserving shareholder value.

40	Business combinations

Current Year

International acquisition

Acquisition of Banco Colpatria, Colombia

On January 17, 2012, the Bank acquired control of Banco Colpatria Multibanca Colpatria S.A. (Banco Colpatria) in Colombia with the acquisition of 51% of the common shares. As consideration for the acquisition, the Bank paid cash of US$500 million and issued 10,000,000 common shares. The fair value of the common shares, based on the quoted price of the shares of the Bank at the acquisition date, was approximately $518 million.

Banco Colpatria is a subsidiary of the Bank resulting in consolidation of 100% of its assets and liabilities with the recording of a non-controlling interest for the 49% held by another shareholder. The non-controlling interest was measured at the acquisition date at fair value (excluding its proportionate share of goodwill).

The fair value of the identifiable assets and liabilities of Banco Colpatria as at the date of acquisition were:

Fair value recognized on acquisition ($ millions)
Assets
Cash and deposits with banks	$571
Investment securities	480
Loans	5,566
Intangible assets arising on acquisition	65
Other assets	401
$7,083
Liabilities
Deposits	$5,007
Other liabilities	1,606
$6,613
Total identifiable net assets at fair value	$470
Goodwill arising on acquisition	789
Non-controlling interest	(230)
Purchase consideration transferred	$1,029
Purchase consideration transferred was comprised of:
Cash	$511
Common shares	518
$1,029

Intangible assets of $65 million primarily relate to core deposit, trademark and other benefits and entitlements that emerge from various contractual agreements. Goodwill of $789 million largely reflects Banco Colpatria’s strong market presence and future growth prospects.

The gross contractual amounts of acquired loans was $6,115 million. The Bank recorded fair value adjustment representing a credit mark of $549 million. This credit mark includes $385 million towards incurred losses and $164 million towards overall expected credit loans assessed on a portfolio level.

Since the date of acquisition, Banco Colpatria’s contribution to the Bank was net income of $204 million ($104 million attributable to the Bank’s common shareholders).

If the acquisition had occurred on November 1, 2011, management estimates that for the year ended October 31, 2012, Banco Colpatria’s contribution to consolidated net income would have increased to approximately $260 million. In determining this amount, management has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on November 1, 2011.

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CONSOLIDATED FINANCIAL STATEMENTS

Prior year

Canadian acquisition

Acquisition of DundeeWealth Inc.

As part of the Bank’s strategy to expand its wealth management platform, on February 1, 2011, the Bank completed the acquisition of DundeeWealth Inc. (DundeeWealth), a diversified wealth management company. After the transaction, the Bank owned approximately 120 million common shares of DundeeWealth (representing 97% of the issued and outstanding common shares of DundeeWealth) and all of the issued and outstanding special shares and first preference shares, series X of DundeeWealth. Subsequently, on March 9, 2011, the Bank acquired the remaining 3% of the common shares of DundeeWealth.

As consideration for the additional 81% interest in DundeeWealth, the Bank issued approximately 31 million common shares, 16 million preferred shares and paid cash of $226 million. Total consideration, including the value of the equity interest held prior to the business combination, was $3,011 million. The fair value of the common shares is the quoted price of the shares of the Bank at the acquisition date. Prior to closing, DundeeWealth paid a special cash dividend of $2.00 per common share and special share and $1.67 per first preference share, series X, and also distributed to its shareholders one common share of Dundee Capital Markets Inc. (DCM) per common share and special share and 0.83 of a DCM common share per first preference share, series X. As a result, the Bank owned approximately 19% of the issued and outstanding common shares of DCM.

The fair value of the identifiable assets and liabilities of DundeeWealth as at the date of acquisition were:

Fair value recognized on acquisition ($ millions)
Assets
Cash and non-interest-bearing deposits with banks	$262
Securities	162
Other assets	458
$882
Liabilities
Other liabilities	1,047
Total identifiable net liabilities at fair value	$(165)
Intangible assets arising on acquisition(1)	1,948
Goodwill arising on acquisition	1,228
Purchase consideration transferred	$3,011
Purchase consideration transferred was comprised of:
Cash	$226
Common shares	1,796
Preferred shares	409
Fair value of previously held equity interest in DundeeWealth(2)	546
Other reserves(3)	34
$3,011

(1)	Net of taxes of $661.
(2)	The Bank recognized a $260 gain in other income – other in the Consolidated Statement of Income as a result of remeasuring to fair value the equity interest in DundeeWealth held by the Bank before February 1, 2011.
(3)	The Bank was obligated to convert DundeeWealth share options to options based on the Bank’s common shares. The acquisition date fair value measure of vested replacement awards was $34.

Intangible assets of $2,609 million are primarily comprised of fund management contracts. Goodwill of $1,228 million largely reflects the value of synergies expected by combining certain operations within the Bank’s existing asset and wealth management businesses as well as DundeeWealth’s strong market presence and future growth prospects.

Transaction costs of $4 million are included in operating expenses – professional in the Consolidated Statement of Income.

In the nine months to October 31, 2011, DundeeWealth contributed other income of $647 million and net income of $111 million.

If the acquisition had occurred on November 1, 2010, management estimates for the three months ended January 31, 2011, consolidated other income would have increased by $281 million and consolidated net income would have increased by $42 million. These amounts represent the incremental 81% interest acquired. In determining these amounts, management has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on November 1, 2010.

International acquisitions

Royal Bank of Scotland’s Corporate & Commercial Banking Operations in Chile

On December 17, 2010, the Bank completed its acquisition of the Royal Bank of Scotland’s (RBS) corporate and commercial banking operations in Chile. The purchase resulted in the Bank acquiring approximately $189 million of net assets of RBS and the Bank recorded negative goodwill of $52 million in other income – other.

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CONSOLIDATED FINANCIAL STATEMENTS

Investment in Dresdner Bank, Brasil S.A.

On September 30, 2011, the Bank acquired 100% of the outstanding shares of Dresdner Bank Brasil S.A.- Banco Multiplo (renamed Scotiabank Brasil S.A. Banco Multiplo) for cash consideration. Scotiabank Brasil S.A. Banco Multiplo has a multiple banking license and will offer a range of wholesale banking services. Under the terms of the transaction, the Bank acquired $149 million of net assets. The purchase price allocation for the acquisition was recorded in the fourth quarter and the Bank recorded negative goodwill of $27 million in other income – other.

Investment in Bank of Guangzhou (BGZ), China

On September 9, 2011, the Bank announced its intention to purchase a 19.99% stake in the Bank of Guangzhou (BGZ) for approximately $719 million (CNY 4.65 billion). The investment is subject to regulatory approval and has not closed.

Investment in Pronto! and Nuevo Comercial S.A., Uruguay

The Bank completed its acquisition of 100% of the common shares of Pronto! on February 4, 2011. On June 29, 2011, the Bank also acquired 100% of the common shares of Nuevo Banco Comercial S.A. These acquisitions represent Scotiabank’s entry into Uruguay and the impact is not financially material to the Bank.

41	Events after the Consolidated Statement of Financial Position date

Redemption of Subordinated Notes by Scotiabank Subordinated Notes Trust

On November 1, 2012 Scotiabank Subordinated Notes Trust, redeemed all outstanding Trust Subordinated Notes – Series A for 100% of their principal amount of $1 billion, plus accrued interest to the redemption date.

Renouncement of Tandem SARs

On November 8, 2012, certain employees voluntarily renounced 1,371,282 Tandem SARs while retaining their corresponding stock option for shares.

Acquisition of ING DIRECT

On November 15, 2012, the Bank acquired 100% of the issued and outstanding common shares of ING Bank of Canada (ING DIRECT) for cash consideration of $3,126 million. ING DIRECT, a Canadian chartered bank, primarily offers personal banking products. The acquisition broadens the Bank’s funding base while supporting the Bank’s overall growth objectives.

The Bank has not finalized its initial accounting for the acquisition of ING DIRECT as it has yet to complete the valuation of acquired assets and assumed liabilities, including intangible assets and goodwill. ING DIRECT’s assets and liabilities primarily include loans and securities, and deposits, respectively.

Dividend declared

The Board of Directors, at its meeting on December 6, 2012, approved a quarterly dividend of 57 cents per common share. This quarterly dividend applies to shareholders of record as January 2, 2013, and is payable January 29, 2013.

Approval of consolidated financial statements

The Board of Directors reviewed the 2012 consolidated financial statements and authorized them for issue on December 7, 2012.

42	First-time adoption of IFRS

The Bank has adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) effective November 1, 2010. The accompanying consolidated financial statements for the year ended October 31, 2012 have been prepared in accordance with IFRS. As these are the first consolidated financial statements prepared under IFRS, the provisions of IFRS 1, First-time Adoption of IFRS, have been applied. The Bank previously prepared its primary financial statements under Canadian GAAP.

The following table reflects the reconciliation of shareholders’ equity from Canadian GAAP to IFRS with key impacts by standards identified:

Reconciliation of shareholders’ equity

		As at	Opening as at
($ millions)	Footnotes	October 31 2011	November 1 2010
Total shareholders’ equity under Canadian GAAP		$33,400	$28,210
First-time adoption	(1)	(1,640)	(1,640)
Consolidation	(2)	683	721
Financial instruments	(3)	34	186
Employee benefits	(4)	(157)	(190)
Business combinations	(5)	(45)	(44)
Other	(6)	(35)	(25)
Total adjustments under IFRS		(1,160)	(992)
Total shareholders’ equity under IFRS		$32,240	$27,218

Refer to pages 185 to 188 for explanation of adjustments.

The following notes and tables present reconciliations and provide explanations of how the transition to IFRS has impacted the Bank’s financial position as at November 1, 2010 (opening balance sheet), financial performance for the year ended October 31, 2011 and cash flows.

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CONSOLIDATED FINANCIAL STATEMENTS

The reconciliations are presented in two steps:

—

Step 1 changes the presentation from Canadian GAAP to IFRS using the Canadian GAAP amounts. The change in presentation for the Consolidated Statement of Financial Position is to reflect the assets and liabilities in the order of liquidity, versus the product-based categorization used for Canadian GAAP. The change in presentation for the Consolidated Statement of Income reflects the core income categories. In addition, the following items have been reclassified under IFRS:

–	net income from investment in associated corporations, which is now presented as a separate category of other operating income. Previously, this was presented as either interest income on securities or mutual fund income depending on the nature of the underlying investments;
–	changes in the fair value of financial instruments used for asset/liability management purposes are now presented in other operating income. Previously, this was reported as interest income/expense; and
–	net interest income from trading operations has been reclassified to trading revenues.

There are no changes in values.

—	Step 2 reflects the reclassification and remeasurement adjustments to the Canadian GAAP amounts by IFRS standard to arrive at the IFRS financial statements.

Reconciliation of the Consolidated Statement of Financial Position

Step 1 – Change in Presentation

($ millions)	As at November 1, 2010
	Canadian GAAP balance	Changes in presentation				Canadian GAAP balance under IFRS presentation
Canadian GAAP presentation		From		To			IFRS presentation
Assets							Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$3,730	$(3,730	)(a)
Interest-bearing deposits with banks	35,800	–		$3,730	(a)	$39,530	Cash and deposits with banks
Precious metals	6,497	–		–		6,497	Precious metals
							Trading assets
Securities
Trading	64,684	(2,764	)(b)	–		61,920	Securities
Available-for-sale	47,228	(47,228	)(c)	–
				9,329	(e)	9,329	Loans
Equity accounted investments	4,651	(4,651	)(d)
				2,764	(b)
				2,098	(e)
				4,862		4,862	Financial assets designated at fair value through profit or loss
Securities purchased under resale agreements	27,920	–		–		27,920	Securities purchased under resale agreements
				26,852	(f)	26,852	Derivative financial instruments
				47,228	(c)	47,228	Investment securities
Loans							Loans
Residential mortgages	120,482	–		–		120,482	Residential mortgages
Personal and credit cards	62,548	–		–		62,548	Personal and credit cards
Business and government	103,981	(11,427	)(e)	–		92,554	Business and government
Allowance for credit losses	2,787					2,787	Allowance for credit losses
Other							Other
Customers’ liability under acceptances	7,616	–		–		7,616	Customers’ liability under acceptances
Derivative instruments	26,852	(26,852	)(f)	–
Land, buildings and equipment	2,450	–		–		2,450	Property and equipment
		–		4,651	(d)	4,651	Investments in associates
Goodwill	3,050	–		589	(g)	3,639	Goodwill and other intangible assets
Other intangible assets	589	(589	)(g)	–
				2,219	(h)	2,219	Deferred tax assets
Other assets	11,366	(2,219	)(h)	–		9,147	Other assets
Total assets	$526,657	$(99,460)		$99,460		$526,657	Total assets

(a), (c), (d), (f), (g), (j), (k), (l) and (m) – Moved to a different order or line item.

(b)	Securities classified under the trading option ($2,764) now presented under a separate line financial assets designated at fair value through profit or loss (FVTPL).
(e)	Split out from loans – business and government ($11,427) to FVTPL ($2,098) and trading assets – loans ($9,329).
(h)	Split out from other assets ($2,219) to deferred tax assets ($2,219).
(i)	Split out from deposits – business and government ($2) to other liabilities ($2).

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CONSOLIDATED FINANCIAL STATEMENTS

($ millions)	As at November 1, 2010
	Canadian GAAP balance	Changes in presentation				Canadian GAAP balance under IFRS presentation
Canadian GAAP presentation		From		To			IFRS presentation
Liabilities and shareholders’ equity							Liabilities
Deposits							Deposits
Personal	$128,850	–		–		$128,850	Personal
Business and government	210,687	$(2	)(i)	–		210,685	Business and government
Banks	22,113	–		–		22,113	Banks
Other							Other
Acceptances	7,616	–		–		7,616	Acceptances
Obligations related to securities sold under repurchase agreements	40,286	(40,286	)(j)
Obligations related to securities sold short	21,519	–		–		21,519	Obligations related to securities sold short
Derivative instruments	31,990	–		–		31,990	Derivative financial instruments
				$40,286	(j)	40,286	Obligations related to securities sold under repurchase agreements
Other liabilities	28,947	(28,947	)(k)
Subordinated debentures	5,939	–		–		5,939	Subordinated debentures
Capital instrument liabilities	500	–		–		500	Capital instruments
				28,947	(k)
				2	(i)
				28,949		28,949	Other liabilities
Shareholders’ equity							Equity
Preferred shares	3,975	(3,975	)(l)
Common shareholders’ equity							Common equity
Common shares and contributed surplus	5,775	(25	)(m)	–		5,750	Common shares
Retained earnings	21,932	–		–		21,932	Retained earnings
Accumulated other comprehensive income (loss)	(4,051)	–		–		(4,051)	Accumulated other comprehensive income (loss)
				25	(m)	25	Other reserves
				3,975	(l)	3,975	Preferred shares
							Non-controlling interests
Non-controlling interests in subsidiaries	579	–		–		579	Non-controlling interests in subsidiaries
						–	Capital instrument equity holders
Total liabilities and shareholders’ equity	$526,657	$(73,235)		$73,235		$526,657	Total liabilities and equity

(a),	(c), (d), (f), (g), (j), (k), (l), and (m) – Moved to a different order or line item.
(b)	Securities classified under the trading option ($2,764) now presented under a separate line financial assets designated at fair value through profit or loss (FVTPL).
(e)	Split out from loans – business and government ($11,427) to FVTPL ($2,098) and trading assets – loans ($9,329).
(h)	Split out from other assets ($2,219) to deferred tax assets ($2,219).
(i)	Split out from deposits – business and government ($2) to other liabilities ($2).

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CONSOLIDATED FINANCIAL STATEMENTS

Step 2 – Reclassification and remeasurement adjustments

($ millions)	As at November 1, 2010
	Canadian GAAP balance under IFRS presentation	First-time adoption of IFRS	Consolidation	Financial instruments	Employee benefits	Business combinations	Other	IFRS
Footnote		(1)	(2)	(3)	(4)	(5)	(6)
Assets
Cash and deposits with banks	$39,530	$701	–	–	–	–	–	$40,231
Precious metals	6,497	–	–	–	–	–	–	6,497
Trading assets
Securities	61,920	–	$67	–	–	–	–	61,987
Loans	9,329	2,098	–	–	–	–	–	11,427
Financial assets designated at fair value through profit or loss	4,862	(4,039)	–	–	–	–	–	823
Securities purchased under resale agreements	27,920	–	–	–	–	–	–	27,920
Derivative financial instruments	26,852	9	47	–	–	–	–	26,908
Investment securities	47,228	(16,395)	304	$244	–	–	–	31,381
Loans
Residential mortgages	120,482	31,844	–	–	–	$(2)	–	152,324
Personal and credit cards	62,548	–	983	–	–	–	–	63,531
Business and government	92,554	813	1,444	–	–	–	–	94,811
Allowance for credit losses	2,787	–	–	(157)	–	–	–	2,630
Other
Customers’ liability under acceptances	7,616	–	–	–	–	–	–	7,616
Property and equipment	2,450	–	–	–	–	(6)	$(46)	2,398
Investments in associates	4,651	–	(37)	–	–	–	21	4,635
Goodwill and other intangible assets	3,639	–	–	–	–	22	–	3,661
Deferred tax assets	2,219	567	176	(61)	$58	4	13	2,976
Other assets	9,147	(1,380)	(279)	8	(3)	(20)	1	7,474
Total assets	$526,657	$14,218	$2,705	$348	$55	$(2)	$(11)	$543,970
Liabilities
Deposits
Personal	$128,850	–	–	–	–	–	–	$128,850
Business and government	210,685	$23,661	$(997)	–	–	–	–	233,349
Banks	22,113	–	–	–	–	–	–	22,113
Other
Acceptances	7,616	–	–	–	–	–	–	7,616
Obligations related to securities sold short	21,519	–	–	–	–	–	–	21,519
Derivative financial instruments	31,990	(552)	–	–	–	–	–	31,438
Obligations related to securities sold under repurchase agreements	40,286	(7,498)	–	–	–	–	–	32,788
Subordinated debentures	5,939	–	1,000	–	–	–	–	6,939
Capital instruments	500	–	1,915	–	–	–	–	2,415
Other liabilities	28,949	247	66	$162	$245	$42	$14	29,725
Equity
Common equity
Common shares	5,750	–	–	–	–	–	–	5,750
Retained earnings	21,932	(5,798)	(270)	6	(178)	(43)	35	15,684
Accumulated other comprehensive income (loss)	(4,051)	4,164	35	180	–	–	(59)	269
Other reserves	25	–	–	–	–	–	–	25
Preferred shares	3,975	–	–	–	–	–	–	3,975
Non-controlling interests
Non-controlling interests in subsidiaries	579	(6)	–	–	(12)	(1)	(1)	559
Capital instrument equity holders	–	–	956	–	–	–	–	956
Total liabilities and equity	$526,657	$14,218	$2,705	$348	$55	$(2)	$(11)	$543,970

Refer to pages 185 to 188 for an explanation of adjustments.

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CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the Consolidated Statement of Income

Step 1 – Change in Presentation

($ millions)	For the year ended October 31, 2011
	Canadian GAAP balance	Changes in presentation				Canadian GAAP balance under IFRS presentation
Canadian GAAP presentation		From		To			IFRS presentation
							Revenue
Interest income	$18,712	$(3,622	) (a)			$15,090	Interest income
Interest expense	9,442	224	(b)	$(3,283	) (a)	6,383	Interest expense
Net interest income	9,270					8,707	Net interest income
Provision for credit losses	1,046	(1,046	) (c)
Total other income	8,018	(8,018	) (d)
				6,007	(d)	6,007	Fee and commission revenues
				216	(d)	216	Fee and commission expenses
						5,791	Net fee and commission revenues
							Other operating income
				111	(b)
				698	(d)
				809		809	Trading revenues

				239	(d)	239	Net gain on investment securities

				299	(a)
				163	(d)
				462		462	Net income from investments in associated corporations
				294	(d)	294	Insurance underwriting income, net of claims

				40	(a)
				113	(b)
				833	(d)
				986		986	Other
						2,790	Total other operating income
						17,288	Total revenue
				1,046	(c)	1,046	Provision for credit losses

Non-interest expenses	9,564					9,564	Operating expenses
Provision for income taxes	1,410					1,410	Income tax expense
Net income	$5,268	$ (10,818)		$ 10,818		$5,268	Net income

(a)	Split out from interest income ($3,622) to interest expense ($3,283), net income from investments in associated corporations ($299) and other operating income – other ($40).
(b)	Split out from interest expense ($224) to trading revenues ($111) and other operating income – other ($113).
(c)	Moved to a different line order.
(d)	Split out from other income ($8,018) to fee and commission revenues ($6,007), fee and commission expenses ($216), trading revenues ($698), net gain on investment securities ($239), net income from investments in associated corporations ($163), insurance underwriting income, net of claims ($294) and other operating income – other ($833).

182      2012  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Step 2 – Reclassification and remeasurement adjustments

($ millions)	For the year ended October 31, 2011
	Canadian GAAP balance under IFRS presentation	Consolidation	Securitization	Employee Benefits	Effect of changes in FX rates	Hyper- inflationary economies	Share- based payments	Other	IFRS presentation
Footnote		(2)	(3)	(4)	(6)	(6)	(6)	(6)
Revenue
Interest income	$15,090	$56	$707	$–	$–	$–	$–	$2	$15,855
Interest expense	6,383	(26)	484	–	–	–	–	–	6,841
Net interest income	8,707	82	223	–	–	–	–	2	9,014
Fee and commission revenues	6,007	(30)	–	–	(20)	–	–	(14)	5,943
Fee and commission expenses	216	–	–	–	–	–	–	–	216
Net fee and commission revenues	5,791	(30)	–	–	(20)	–	–	(14)	5,727
Other operating income
Trading revenues	809	29	20	–	(28)	–	–	–	830
Net gain on investment securities	239	(3)	50	–	(1)	–	–	–	285
Net income from investments in associated corporations	462	(8)	–	–	–	(17)	–	(4)	433
Insurance underwriting income, net of claims	294	–	–	–	–	–	–	–	294
Other	986	33	(425)	2	136	–	–	(5)	727
Total other operating income	2,790	51	(355)	2	107	(17)	–	(9)	2,569
Total revenue	17,288	103	(132)	2	87	(17)		(21)	17,310
Provision for credit losses	1,046	–	30	–	–	–	–	–	1,076
Operating expenses	9,564	2	(22)	(31)	(2)	–	(10)	(20)	9,481
Income tax expense	1,410	28	(43)	8	25	–	–	(5)	1,423
Net income	$5,268	$73	$(97)	$25	$64	$ (17)	$10	$4	$5,330

Reconciliation of Canadian GAAP net income to IFRS net income

For the year ended ($ millions)	Footnotes	October 31, 2011
Net income under Canadian GAAP		$5,268
Adjustments under IFRS:
Consolidation	(2)	73
Securitization	(3)	(97)
Employee benefits	(4)	25
Effect of changes in FX rates	(6)	64
Hyperinflationary economies	(6)	(17)
Share-based payments	(6)	10
Other	(6)	4
Total adjustments to net income		62
Net income under IFRS		$5,330

Refer to pages 185 to 188 for an explanation of adjustments.

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CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Statement of Comprehensive Income

($ millions)	For the year ended October 31, 2011
Footnote	Canadian GAAP balance under IFRS presentation (a)	Consolidation (2)	Financial instruments (3)	Employee benefits (4)	Effect of changes in FX rates (6)	Hyper- inflationary economies (6)	Share- based payments (6)	Other (6)	IFRS presentation
Net income	$5,268	$73	$(97)	$25	$64	$(17)	$10	$4	$5,330
Other comprehensive income (loss), net of taxes:
Net change in unrealized foreign currency translation gains/(losses)	(654)	3	–	3	(37)	(13)	–	1	(697)
Net change in unrealized gains (losses) on financial investments	(119)	24	(57)	–	(14)	–	–	(3)	(169)
Net change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	106	–	–	–	–	–	–	(1)	105
Other comprehensive income (loss), net of taxes	(667)	27	(57)	3	(51)	(13)	–	(3)	(761)
Comprehensive income	$4,601	$100	$(154)	$28	$13	$(30)	$10	$1	$4,569

(a)	There are no Step 1 changes related to other comprehensive income.

Reconciliation of comprehensive income

For the year ended ($ millions)	Footnotes	October 31, 2011
Comprehensive income – Canadian GAAP		$4,601
Consolidation	(2)	100
Financial instruments	(3)	(154)
Employee benefits	(4)	28
Effect of change in FX rates	(6)	13
Hyperinflationary economies	(6)	(30)
Share-based payments	(6)	10
Other	(6)	1
Total adjustment to comprehensive income		(32)
Comprehensive income – IFRS		$4,569

Refer to pages 185 to 188 for an explanation of adjustments.

184      2012  Scotiabank Annual Report

Explanation of significant adjustments from Canadian GAAP to IFRS

1.	IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1) – Optional exemptions and mandatory exceptions

IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions.

a)	Optional exemptions

The Bank elected to take the following optional exemptions available under IFRS 1 at November 1, 2010, the transition date. The impact of the Bank’s elections with respect to the optional exemptions under IFRS is discussed below.

Employee benefits

The Bank elected to recognize all cumulative unamortized actuarial losses for employee defined benefit plans at the transition date against retained earnings, instead of retrospective restatement. The impact of this election on transition was a decrease of $1,037 million in other assets, an increase of $395 million in other liabilities and a decrease of $1,432 million in equity.

Cumulative translation differences

The Bank elected to reset cumulative translation differences for all foreign operations to zero at the date of transition to IFRS, instead of retrospectively recalculating the impact under IFRS. As a result, cumulative translation losses of $4,507 million were reclassified from accumulated other comprehensive income (AOCI) to retained earnings within equity on November 1, 2010.

Designation of previously recognized financial instruments

The Bank reclassified and redesignated certain financial assets at the date of transition as follows:

–	Corporate loans of $2,098 million previously designated under the fair value option under Canadian GAAP were reclassified to the held-for-trading loans category under IFRS. Canadian GAAP did not permit these loans to be classified as held-for-trading.
–	Certain debt securities ($555 million) traded in an inactive market were reclassified from available-for-sale (AFS) securities to business and government loans.

The following exemptions were also elected that did not have an impact on the Bank’s opening balance sheet.

Business combinations

The Bank has elected to not restate any business combinations prior to November 1, 2010.

Deemed cost

The Bank has elected not to remeasure items of intangible assets, property and equipment or investment property at fair value on the transition date.

Leases

The Bank has elected not to reassess its determinations made under Canadian GAAP regarding whether an agreement contains a lease.

Fair value measurement of financial assets or financial liabilities at initial recognition

The Bank prospectively applied the guidance in IAS 39, Financial Instruments: Recognition and Measurement, as this guidance is substantially aligned with Canadian GAAP. This guidance relates specifically to financial assets or financial liabilities initially recognized at fair value, where the fair value is established through valuation techniques.

Share-based payments

The Bank is not required to apply IFRS 2, Share-based Payment (IFRS 2), to equity instruments that were granted prior to November 7, 2002. The Bank is also not required to apply IFRS 2 to liabilities arising from share-based payment transactions that were settled before the transition date. The Bank has elected to apply both of these exemptions.

Insurance contracts

The Bank applied IFRS 4, Insurance Contracts, prospectively for reporting periods beginning on or after January 1, 2005. In addition, the Bank continued with its existing insurance accounting policies under IFRS.

Borrowing costs

The Bank will prospectively capitalize borrowing costs directly attributable to the acquisition, construction or production of qualifying assets as prescribed by IFRS. Under Canadian GAAP, the Bank’s accounting policy was to expense these costs as incurred.

b)	Mandatory exceptions

The impact of the mandatory exceptions under IFRS are noted below.

Securitization

The Bank has applied the IFRS derecognition requirements retrospectively to January 1, 2004.

Application of the derecognition criteria has resulted in:

–	Recognition of cash equivalents, mortgages, AFS securities, other assets, funding liability and derecognition of swaps and other liabilities. Cash and cash equivalents increased by $0.7 billion, residential mortgages increased by $14 billion, AFS securities increased by $0.8 billion and deferred taxes and other assets increased by $0.1 billion. In addition, customer deposits increased by $23.7 billion, obligations related to securities sold under repurchase agreements decreased by $7.5 billion, and derivatives and other liabilities decreased by $0.7 billion.
–	Reclassification of MBS securities retained from AFS securities to residential mortgages. Residential mortgages increased by $17.8 billion, AFS securities decreased by $18.3 billion, deferred tax assets increased by $0.1 billion and AOCI reduced by $0.4 billion.
–	Securities designated as trading using fair value option requirements no longer meeting the criteria for fair value option resulting in a reclassification. AFS securities increased by $1.9 billion with a corresponding decrease in fair value option securities.

In aggregate, retained earnings increased by $140 million and AOCI decreased by $336 million in relation to the AFS securities, resulting in a decrease in total equity of $196 million.

Hedge accounting

There was no significant impact as the Bank’s existing hedging strategies under Canadian GAAP qualify for hedge accounting under IFRS.

Assets and liabilities of subsidiaries

Since the Bank has adopted IFRS subsequent to certain of its international subsidiaries, the classification and carrying value of assets and liabilities of these subsidiaries for the consolidated financial statements must be the same as the standalone financial statements of these subsidiaries. The impact of this election was a decrease in

Scotiabank Annual Report  2012      185

AFS securities of $543 million with a corresponding increase in held-to-maturity securities of $270 million, an increase to business and government loans of $258 million, an increase in deferred taxes of $3 million and a decrease in equity of $12 million.

Estimates

Estimates made in accordance with IFRS at the date of transition are consistent with those determined under Canadian GAAP with adjustments made only to reflect any differences in accounting policies. Any additional estimates that are required under IFRS, that were not required under Canadian GAAP, are based on the information and conditions that existed at the date of estimation.

2.	Consolidation

Under IFRS, an entity, including a special purpose entity (SPE), is consolidated based solely on control, which is evidenced by the power to govern the financial and operating policies of an entity to obtain benefit. When assessing control under IFRS, all relevant factors are considered, including qualitative and quantitative aspects.

Canadian GAAP determines consolidation of an entity using two different frameworks: the variable interest entity (VIE) and voting control models. The consolidation of a VIE under Canadian GAAP is based on whether the Bank is exposed to the majority of the VIE’s expected losses or residual returns, or both and considered to be the primary beneficiary.

The differences in the criteria for consolidation between IFRS and Canadian GAAP have resulted in certain SPEs being consolidated under IFRS that were not previously consolidated under Canadian GAAP. The Bank did not deconsolidate any SPEs on transition to IFRS.

The resulting overall impact on the Bank’s financial position is reflected in the table below.

($ millions) Increase/(Decrease)	As at November 1, 2010
Entity	Assets	Liabilities	Retained earnings	AOCI	NCI-capital instrument equity holders
Bank funding vehicles
Consolidation of trusts	$(121)	$(127)	$6	$–	$–
Liabilities & equity	–	(956)	–	–	956
	(121)	(1,083)	6	–	956
Multi-seller conduit	2,951	3,084	(168)	35	–
Other	(125)	(17)	(108)	–	–
Total	$2,705	$1,984	$(270)	$35	$956

AOCI	= Accumulated Other Comprehensive Income
NCI	= Non-controlling interests

Bank funding vehicles

The Bank issues certain of its regulatory capital instruments through trusts (Scotiabank Capital Trust, Scotiabank Tier 1 Trust, Scotiabank Subordinated Notes Trust) that were not consolidated under Canadian GAAP. The trusts’ deposits with the Bank were included under deposits on the Bank’s Consolidated Balance Sheet under Canadian GAAP. Under IFRS, these trusts are consolidated due to the Bank’s decision-making power and the ability to retain the majority of the benefits of the trusts. The impact of consolidation is a reduction of business and government deposits ($1.1 billion), an increase to subordinated debentures ($1.0 billion), and a reduction in assets of $121 million mainly from the elimination of intercompany balances between the Bank and the trusts, and an increase to retained earnings of $6 million.

In addition, certain capital instruments issued by these trusts have been assessed under IFRS as being equity instruments or compound instruments comprising both liability and equity components. The equity classification, in whole or for part of the instruments, is due to certain payment features in these instruments that do not create an unavoidable obligation to pay cash. The trusts’ instruments with these equity-based features are classified, in whole or in part as applicable, as non-controlling interests – capital instruments equity holders. The combined impact of consolidation and the reclassification of these instruments was a reduction of business and government deposits ($2.9 billion), an increase to capital instrument liabilities ($1.9 billion), an increase of $29 million to other liabilities and an increase of $956 million to non-controlling interests – capital instrument equity holders.

Multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit was consolidated on transition to IFRS as the Bank has significant decision-making power over the conduit and has the obligation to absorb certain losses of the conduit through a liquidity asset purchase agreement and program-wide credit enhancement which resulted in the Bank meeting the control criteria under IFRS. The consolidation of this conduit increased assets by approximately $3.0 billion, comprised primarily of loans and available-for-sale investment securities, and liabilities by approximately $3.1 billion, comprised primarily of business and government deposits. A net decrease to retained earnings of $168 million and an increase of $35 million to AOCI was also recorded.

Other

Due to the consolidation of certain other SPEs, the underlying variable of a financial guarantee changed causing it to be classified as a derivative instrument. The financial guarantee was recorded at amortized cost under Canadian GAAP and is recorded at fair value under IFRS. The resulting impact was a decrease in assets of $125 million, a decrease in liabilities of $17 million, and a corresponding decrease to retained earnings of $108 million.

For the year ended October 31, 2011, net income under Canadian GAAP was increased by $73 million as a result of consolidating the Bank funding vehicles, a multi-seller conduit and other SPE under IFRS.

186      2012  Scotiabank Annual Report

3.	Financial instruments

Loan loss provisions

IFRS requires that provisions on undrawn commitments be presented in other liabilities on the Bank’s balance sheet, whereas under Canadian GAAP, these provisions were presented in the allowance for credit losses. As a result, under IFRS, $157 million was reclassified from allowance for credit losses to other liabilities.

Canadian GAAP requires the cessation of the accrual of interest income on any loans identified as being impaired. Under Canadian GAAP, the Bank classified certain non-performing loans as impaired but no allowance was recorded against the loans due to the adequacy of collateral or security. Under IFRS, a loan is considered not to be impaired if there is no allowance recorded against it, and interest income continues to be accrued and recognized using the original effective interest rate. A net increase of $6 million was recorded in retained earnings, offset by an increase in other assets of $8 million and a reduction to deferred tax assets of $2 million as a result of this remeasurement.

For the year ended October 31, 2011, net income under Canadian GAAP increased by $2 million as a result of adopting IFRS.

Securities carried at cost

IFRS requires that all AFS securities be measured at fair value, whereas Canadian GAAP permits equity securities not quoted in an active market to be measured at cost. On transition, an increase to the fair value adjustment of investment securities of $244 million has resulted in a corresponding increase in AOCI of $180 million, a decrease in deferred tax assets of $59 million and an increase in deferred tax liabilities of $5 million.

Securitization

Canadian GAAP uses a control-based model to assess derecognition, while IFRS primarily focuses on whether risks and rewards have been substantially transferred. As a result of the differences in the derecognition criteria between IFRS and Canadian GAAP, the Bank’s insured residential mortgage securitizations through the Canadian Government’s Canada Mortgage Bond (CMB) Programs do not meet the derecognition criteria under IFRS.

Additionally, mortgages securitized and retained as mortgage-backed securities (MBS), classified as AFS securities on the Bank’s balance sheet under Canadian GAAP, would be reclassified to residential mortgages under IFRS.

For the year ended October 31, 2011, net income under Canadian GAAP was decreased by $97 million as a result of adopting IFRS.

4.	Employee benefits

IFRS requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses, subsequent to the transition date. Under IFRS, actuarial gains and losses may either be:

–	Deferred and amortized, subject to certain provisions (corridor approach);
–	Immediately recognized in net income; or
–	Immediately recognized in other comprehensive income without subsequent recycling to net income.

Under Canadian GAAP, the Bank followed the corridor approach in recognizing actuarial gains and losses under its defined benefit plans. The Bank has adopted the corridor approach under IFRS.

Furthermore, under IFRS, the defined benefit obligation and plan assets are measured at the balance sheet date while under Canadian GAAP, the Bank applied a measurement date of two or three months prior to the financial reporting date. IFRS also requires the use of fair value for determining the expected return on plan assets. The Bank used a market-related value under Canadian GAAP.

IFRS will result in different values for plan assets and benefit obligations due to changes in actuarial assumptions applicable for different measurement dates. In addition, the use of fair value versus market-related value will also result in different plan asset values. Plan asset values and benefit obligations impact future employee benefit expenses.

The impact on the Bank’s opening balance sheet for measurement differences between IFRS and Canadian GAAP is an increase in other assets of $55 million, an increase in other liabilities of $245 million and a decrease in retained earnings of $178 million and non-controlling interests in subsidiaries of $12 million.

For the year ended October 31, 2011, net income under Canadian GAAP was increased by $25 million as a result of adopting IFRS.

5.	Business combinations

The business combinations model under IFRS represents a fair value model of accounting which is substantially converged with Canadian GAAP that the Bank early adopted on November 1, 2010. Although the Bank elected to not restate any business combinations that occurred prior to November 1, 2010, certain adjustments are still required upon transition to IFRS which are not grandfathered under the IFRS 1 election.

The impact of these adjustments to the Bank’s opening balance sheet was a reduction to equity of $44 million, a decrease in assets of $2 million and an increase in liabilities of $42 million, primarily as a result of recognizing contingent consideration at fair value.

For the year ended October 31, 2011, net income under Canadian GAAP was decreased by $1 million as a result of adopting IFRS.

6.	Other

There are a number of other implications of adopting IFRS that individually were not significant and are summarized below.

Investment property

IFRS requires that property held to earn rental income or for capital appreciation purposes should be classified separately as investment property under IFRS. Under Canadian GAAP, this property was classified as land, buildings and equipment. As a result, $255 million was reclassified from land, buildings and equipment to property and equipment on the Bank’s opening balance sheet under IFRS.

Property and equipment

IFRS requires a more granular level of assessment of components of property and equipment with each major component depreciated separately over its estimated useful life. The impact of this remeasurement for certain components of buildings on transition was a reduction in the property and equipment balance of $46 million, an increase to deferred tax assets of $12 million and a reduction to retained earnings of $34 million.

For the year ended October 31, 2011, net income under Canadian GAAP was decreased by $1 million as a result of adopting IFRS.

The effects of changes in foreign exchange rates

IFRS requires that the functional currency for each foreign operation be determined based on the primary economic environment in which the entity operates. IFRS distinguishes primary factors to be considered in determining the functional currency of foreign operations while Canadian GAAP does not place any priority on any factors for consideration. This has resulted in a change in functional currency of certain subsidiaries on transition to IFRS.

Scotiabank Annual Report  2012      187

Due to changes in functional currencies of certain subsidiaries on transition to IFRS, a transition adjustment was required to record the cumulative foreign exchange impact on certain AFS equity securities and the related funding liability, resulting in a decrease of $51 million in AOCI and an increase of $51 million in retained earnings.

For the year ended October 31, 2011, net income under Canadian GAAP increased by $64 million as a result of adopting IFRS. This was due to changes in the functional currencies of certain subsidiaries and the changes to the related net investment hedges.

Financial reporting in hyperinflationary economies

Under IFRS, if the functional currency of a foreign operation is hyperinflationary, then purchasing power adjustments are made to the financial statements of the foreign operation prior to translation. The impact from this remeasurement was an increase of $32 million to investments in associates with an offsetting increase to retained earnings and AOCI.

For the year ended October 31, 2011, net income under Canadian GAAP was decreased by $17 million as a result of adopting IFRS.

Share-based payments

IFRS requires cash-settled (i.e., liability-classified) awards to be remeasured at each reporting date based on changes in the fair value of the liability as compared to intrinsic value under Canadian GAAP. This results in measurement differences between IFRS and Canadian GAAP.

Furthermore, under IFRS, forfeitures are required to be estimated on the grant date and included in the measurement of the liability. However, under Canadian GAAP, forfeitures may be recognized either as they occur, or estimated on initial recognition. The Bank previously recognized forfeitures as they occurred.

As a result of the difference in measurement bases between IFRS (fair value) and Canadian GAAP (intrinsic value), the resulting adjustment for awards that had not settled on transition date was a decrease to retained earnings of $21 million, a decrease to deferred tax assets of $1 million and an increase in other liabilities of $20 million.

For the year ended October 31, 2011, net income under Canadian GAAP was increased by $10 million as a result of adopting IFRS.

Income taxes

Under IFRS, income tax relating to items charged or credited directly to other comprehensive income or equity, is charged or credited directly to those same balance sheet accounts regardless of the period in which the income tax is recognized. On transition, this resulted in an increase of $18 million in retained earnings and a related decrease in AOCI.

For the year ended October 31, 2011, net income under Canadian GAAP was increased by $9 million as a result of adopting IFRS.

Interests in joint ventures

IFRS provides two acceptable methods to account for interests in joint ventures: proportionate consolidation or the equity method instead of only proportionate consolidation under Canadian GAAP. The Bank has elected to apply the equity method of accounting to all of its joint ventures. On transition, the Bank recorded a decrease of $13 million in other liabilities with offsetting decreases in investments in associates of $11 million and other assets of $2 million.

For the year ended October 31, 2011, net income under Canadian GAAP was not impacted as a result of adopting IFRS.

Insurance contracts

IFRS requires the presentation of reinsurance transactions on a gross basis. This resulted in an increase of $5 million to other assets and other liabilities on the Consolidated Statement of Financial Position as at November 1, 2010.

For the year ended October 31, 2011, net income under Canadian GAAP was not impacted as a result of adopting IFRS.

Customer loyalty programs

IFRS applies a revenue approach to account for customer loyalty programs, which requires a portion of the revenue earned at the time of the transaction to be deferred, as compared to a liability approach under Canadian GAAP. As a result, on transition, other liabilities increased by $1 million with an offsetting decrease to retained earnings.

For the year ended October 31, 2011, net income under Canadian GAAP was increased by $2 million as a result of adopting IFRS.

Impairment of goodwill

IFRS uses a one-step approach for impairment testing of non-financial assets by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Canadian GAAP however uses a two-step approach for impairment testing: first comparing an asset’s carrying value with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing the asset’s carrying value with its fair value.

IFRS requires that goodwill be allocated and tested for impairment at the level of cash-generated units (CGU) or group of CGUs. Under IFRS, each CGU or group of CGUs to which goodwill is allocated should represent the lowest level within the entity at which goodwill is monitored for internal management purposes. The Bank has concluded the level at which goodwill is tested under IFRS is the same as under Canadian GAAP. Goodwill was tested for impairment upon transition to IFRS on November 1, 2010 and on July 31, 2011 and no impairment was determined.

Impact on regulatory capital

The impact of the IFRS adjustments to the Bank’s regulatory capital ratios is a decline of approximately 77 basis points on the Bank’s Tier 1 capital ratio and an increase of 0.9 to the assets-to-capital multiple. The Office of the Superintendent of Financial Institutions (OSFI) has allowed financial institutions to elect to take the impact over five quarters. The Bank has elected to phase in the impact over five quarters ending January 31, 2013.

Effect of IFRS adoption for the Consolidated Statement of Cash Flows

Material adjustments to the statement of cash flows for 2011

In accordance with IAS 7, Statement of Cash Flows, interest paid and income taxes paid have been moved into the body of the Consolidated Statement of Cash Flows, whereas they were previously disclosed as supplementary information. In addition, loans and deposits are now classified as operating activities from investing activities and financing activities, respectively. There were no other material differences between the Consolidated Statement of Cash Flows presented under IFRS and the Consolidated Statement of Cash Flows presented under previous Canadian GAAP.

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Shareholder Information

Annual Meeting

Shareholders are invited to attend the 181st Annual Meeting of Holders of Common Shares, to be held on April 9, 2013, at the World Trade and Convention Centre, Grand Ballroom B, 1800 Argyle Street, Halifax, Nova Scotia, Canada, beginning at 10:00 a.m. (local time).

Shareholdings and Dividends

Information regarding your shareholdings and dividends may be obtained by contacting the transfer agent.

Direct Deposit Service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Listing of Shares

Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.

Series 12, Series 13, Series 14, Series 15, Series 16, Series 17, Series 18, Series 20, Series 22, Series 24, Series 26, Series 28, Series 30 and Series 32 preferred shares of the Bank are listed on the Toronto Stock Exchange.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7
Series 12, Preferred	BNS.PR.J	064149 81 8
Series 13, Preferred	BNS.PR.K	064149 79 2
Series 14, Preferred	BNS.PR.L	064149 78 4
Series 15, Preferred	BNS.PR.M	064149 77 6
Series 16, Preferred	BNS.PR.N	064149 76 8
Series 17, Preferred	BNS.PR.O	064149 75 0
Series 18, Preferred	BNS.PR.P	064149 74 3
Series 20, Preferred	BNS.PR.Q	064149 72 7
Series 22, Preferred	BNS.PR.R	064149 69 3
Series 24, Preferred	BNS.PR.S	064149 13 1
Series 26, Preferred	BNS.PR.T	064149 67 7
Series 28, Preferred	BNS.PR.X	064149 65 1
Series 30, Preferred	BNS.PR.Y	064149 63 6
Series 32, Preferred	BNS.PR.Z	064149 61 0

Dividend Dates for 2013

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 2	January 29
April 2	April 26
July 2	July 29
October 1	October 29

Future Annual Meeting

The Annual Meeting for the fiscal year 2013 is scheduled for April 8, 2014, in Kelowna, British Columbia, Canada.

Valuation Day Price

For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1972 pool.

Duplicated Communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Credit Ratings

SENIOR LONG-TERM DEBT/DEPOSITS
DBRS	AA
Fitch	AA -
Moody’s	Aa1
Standard & Poor’s	AA -

SHORT TERM DEPOSITS / COMMERCIAL PAPER
DBRS	R-1(high)
Fitch	F1+
Moody’s	P-1
Standard & Poor’s	A-1+

SUBORDINATED DEBT
DBRS	AA(low)
Fitch	A+
Moody’s	Aa2
Standard & Poor’s	A

NON-CUMULATIVE PREFERRED SHARES
DBRS	Pfd-1(low)
Moody’s	A3
Standard & Poor’s	A / P-1(low)*

*Canadian scale

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Glossary

Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb all incurred credit-related losses in the Bank’s portfolio of loans. It includes individual and collective allowances.

Assets Under Administration and Management: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s Consolidated Statement of Financial Position.

Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

Basis Point: A unit of measure defined as one-hundredth of one per cent.

Capital: Consists of common shareholders’ equity, non-cumulative preferred shares, capital instruments and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

Capital Instrument: An innovative capital instrument that is issued indirectly through a special purpose vehicle for the purpose of obtaining funding for the Bank that normally qualifies as regulatory capital. A capital instrument may have characteristics of debt, equity, or both debt and equity (i.e., a compound instrument).

Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

Fair Value: The amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans. Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans.

Marked-To-Market: The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.

Core Banking Margin: This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the fact that net interest from trading operations is recorded in trading revenues included in other operating income.

Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as

FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

Productivity Ratio: Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB). A lower ratio indicates improved productivity.

Repos: Repos is short for “obligations related to assets sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

Return on Equity (ROE): Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity.

Reverse Repos: Short for “assets purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

Risk-Weighted Assets: Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel II Framework. Credit-risk risk-weighted assets are calculated based formulas specified by the Basel II Framework which are based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to on balance sheet equivalents, using specified conversion factors, before the appropriate risk measurements are applied. The Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approach to calculate operational risk capital. These capital requirements are converted to risk weighted assets equivalent by multiplying by a 12.5 factor.

Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the Consolidated Statement of Financial Position.

Special Purpose Entity: A special purpose entity (SPE) is defined as an entity created to accomplish a narrow and well-defined objective. A SPE may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE.

Standby Letters of Credit and Letters of Guarantee: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any such advanced funds.

190      2012  Scotiabank Annual Report

Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

Tangible Common Equity Ratio: The tangible common equity (TCE) ratio is a ratio of TCE to risk-weighted assets. The level of tangible common equity is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. Tangible common equity is total common equity plus non-controlling interest in subsidiaries, goodwill and unamortized intangible assets (net of taxes).

Taxable Equivalent Basis (TEB): The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

Tier 1 And Total Capital Ratios: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common equity, non-controlling interest in subsidiaries, capital instruments plus non-cumulative preferred shares, less goodwill and ineligible unamortized intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total regulatory capital.

Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.

Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Basel II Glossary

Credit Risk Parameters

Exposure at Default (EAD): Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Probability of Default (PD): Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Exposure Types

Non-retail

Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.

Bank: Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).

Sovereign: Defined as a debt obligation of a sovereign, central bank, certain multi development banks (MDBs) and certain PSEs treated as sovereign.

Securitization: On-balance sheet investments in asset-backed securities, mortgage backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to Bank’s own sponsored and third-party conduits, and credit enhancements.

Retail

Real Estate Secured

Residential Mortgage: Loans to individuals against residential property (four units or less).

Secured Lines Of Credit: Revolving personal lines of credit secured by residential real estate.

Qualifying Revolving Retail Exposures (QRRE): Credit cards and unsecured line of credit for individuals.

Other Retail: All other personal loans.

Exposure Sub-types

Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and available-for-sale debt securities.

Undrawn: Unutilized portion of an authorized committed credit lines.

Other Exposures

Repo-Style transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.

OTC derivatives: Over-the-counter derivatives contracts.

Other off-balance sheet: Direct credit substitutes, such as standby letters of credits and guarantees, trade letters of credits, and performance letters of credits and guarantees.

Scotiabank Annual Report  2012      191

ADDITIONAL INFORMATION
CORPORATE HEADQUARTERS	FOR FURTHER INFORMATION

Scotiabank Scotia Plaza 44 King Street West Toronto, Ontario Canada M5H 1H1 Tel: (416) 866-6161 Fax: (416) 866-3750 E-mail: email@scotiabank.com

Customer Service Centre

1-800-4-SCOTIA

Finance Department

Scotiabank

44 King Street West

Toronto, Ontario

Canada M5H 1H1

Tel: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Financial Analysts, Portfolio Managers and other Institutional Investors

Tel: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Online

For product, corporate, financial

and shareholder information:

scotiabank.com

Public, Corporate and Government Affairs

Scotiabank

44 King Street West

Toronto, Ontario

Canada M5H 1H1

Tel: (416) 866-6161

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

Shareholder Services

Transfer Agent and Registrar Main Agent

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario

Canada M5J 2Y1

Tel: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021, U.S.A.

Tel: 1-800-962-4284

192      2012  Scotiabank Annual Report